

TENNECO Automotive

# People Driving Progress

**2001 Annual Report**

# Tenneco Automotive at a Glance

**Leading Brands.**

WALKER

RANCHO

CLEVITE

Gillet

DYNOMAX Performance Exhaust

**Corporate Profile.** Tenneco Automotive is one of the world's largest designers, manufacturers and marketers of emission control and ride control products and systems for the automotive original equipment market and aftermarket. The company became an independent corporation in 1999, allowing singular focus on strategies to maximize global results.

Tenneco Automotive markets its products principally under the Monroe®, Walker®, Gillet™ and Clevite™ brand names. Leading manufacturers worldwide use our products in their vehicles, attracted principally by our ground-breaking advanced technologies. We are one of the top suppliers to the automotive aftermarket, offering exceptionally strong brand recognition among consumers and trade personnel.

Tenneco Automotive employs 21,600 people worldwide.

**Strategic Balance.** The company is well balanced in its business, product and geographical mix.

**'01 OE/AM Revenue Balance**

(in percent)



- *Original Equipment Market 72%*
- *Automotive Aftermarket 28%*

**'01 Product Balance**

(in percent)



- *Emission Control 65%*
- *Ride Control 35%*

**'01 Geographic Revenue Balance**

(in percent)



- *North America 53%*
- *Europe 38%*
- *International (South America and Asia) 6%*
- *Australia 3%*

**Our Mission.** Tenneco Automotive's mission is to delight our customers as the number-one technology-driven, global manufacturer and marketer of value-differentiated ride control, emission control and elastomer products and systems.

We will strengthen our leading position through a shared-value culture of employee involvement, where an intense focus on continued improvement delivers shareholder value in everything we do.

**Our Vision: Pioneering global ideas for cleaner, quieter and safer transportation.**

# Financial Highlights

| *(dollars in millions except per share amounts)* | **2001** | 2000 | 1999 |
|---|---|---|---|
| Sales[1] | **$3,364** | $3,528 | $3,260 |
| Earnings before interest, taxes, depreciation and amortization[1] | **$ 300** | $ 336 | $ 374 |
| Earnings before interest and taxes[1] | **$ 147** | $ 185 | $ 230 |
| Income from continuing operations[1] | **$ (18)** | $ 4 | $ 24 |
| Earnings per share, diluted | **$ (0.48)** | $ .10 | $ .74 |
| Capital expenditures | **$ 127** | $ 146 | $ 154 |
| Depreciation and amortization | **$ 153** | $ 151 | $ 144 |
| Average diluted shares outstanding | **38,001,248** | 34,906,825 | 33,656,063 |
| Total debt | **$1,515** | $1,527 | $1,634 |

**Cash Flow**[2]

(dollars in millions)



124
169
281
209
'98
'99
'00
'01


**SGA&E Expense**[3]

(percentage of sales)



14.2
14.5
13.0
12.0
'98
'99
'00
'01


**Working Capital**[4]

(percentage of sales)



18.5
15.8
13.3
9.2
'98
'99
'00
'01


[1] *Revenues for 2000 and 1999 have been reduced by $21 million and $19 million, respectively, to reflect the reclassification of certain sales incentives that were previously shown in selling, general and administrative expense. The information presented for 2001 is before restructuring and other charges, an environmental charge, costs associated with the amendment of certain terms of our senior credit facility and a tax charge, which combined reduced EBIT by $55 million, net income by $112 million and earnings per share by $2.95. The information presented for 2000 is before restructuring and other charges, a stock option buyback and a reversal of a reserve, which combined reduced EBIT by $65 million, net income by $45 million and earnings per share by $1.28. The information presented for 1999 is before a charge for restructuring and transaction and other expenses and also includes pro forma adjustments to recognize incremental stand-alone expenses equal to those incurred in 2000 and to adjust the 1999 capital structure to be consistent with 2000. Combined, these items reduced 1999 EBIT by $82 million, net income by $87 million and earnings per share by $2.61. Additional information about these items can be found in Selected Financial Data and Management's Discussion and Analysis in our Annual Report on Form 10-K for the year ended December 31, 2001.*

[2] *Before financing activities, interest and taxes.*

[3] *Before restructuring and other charges, transaction costs, stock option buy back and senior credit facility amendment costs, which increased SGA&E by $15, $37, $80 and $53 million in 2001, 2000, 1999 and 1998, respectively. Results for 1998 and 1999 have been adjusted to reflect stand-alone costs at the same level as 2000.*

[4] *Working capital includes accounts receivable and the balance of accounts receivable securitization, inventory, prepayments and other current assets, accounts payable, accrued liabilities and other current liabilities.*

# To Our Shareholders

In just our second year as a stand-alone company, Tenneco Automotive made significant progress executing strategies for reducing debt and strengthening customer relationships. We concentrated on improving internal factors that we could control to help offset the challenging external operating environment. And, although our sales and earnings results were undercut by the weak automotive market and tough global economies in 2001, our strategies – driven by an outstanding employee effort worldwide – yielded notable results. We reduced our net debt (total book value of debt minus cash) by $30 million and gained more than 55 new business awards from customers around the world.

For the year, SGA&E expenses as a percent of sales, before restructuring and other charges, fell 1 percentage point, and working capital as a percent of sales, before factoring, declined more than 4 percentage points, evidence of our cost cutting and cash management success.

Specifically, year-over-year improvement in these key metrics resulted from better operating efficiency, controlled spending, reduced inventory levels and lower receivables. We achieved:

- $71 million in annualized savings from restructuring activities;
- $19 million in Six Sigma cost savings, a quality improvement initiative;
- $19 million reduction in capital expenditures;
- $92 million reduction in receivables balances; and
- $96 million reduction in inventories.

These efforts generated financial results that enabled us to exceed the debt covenant requirements of our bank lenders. They also positioned us better than many of our peers on year-over-year key performance metrics. A major driver of this progress was employing EVA® (Economic Value Added)[1] techniques to generate cash and target the best return on capital. And, by linking EVA improvement to compensation, we ensured that employees had a stake in enhancing our business.

**We will continue to leverage our advanced technology, global reach and brand strength – competitive distinctions that set us apart as a leader in ride and emission control systems.**

**People Driving Progress.** Our progress last year was achieved through the daily effort and initiative of our employees around the globe. I'm proud of how we've come together as a team since we began operating as a stand-alone company. We are unified in our goals and in the direction we're taking to meet those goals.

Employees at Tenneco Automotive have been working in cross-functional, cross-divisional teams, planning and executing strategies to drive improved results. In a very competitive market during 2001, they won new original equipment (OE) business that is expected to generate $1.1 billion in revenues over the next five years, and new aftermarket business worth more than $40 million in revenues annually. At the same time,

*[1] EVA® is after-tax operating profit minus the annual cost of capital. EVA® is a registered trademark of Stern Stewart & Co.*

they found ways to save money, cut costs and improve product quality, while saving time and materials using quality improvement processes to find new, more efficient ways to work. In 2001, these actions generated a $7 million improvement in EVA over 2000.

**A Balanced Approach to Financial Improvement.** For 2002, we're continuing to balance cost reduction strategies with revenue generating initiatives. We are striving to maintain SGA&E at current levels, further decrease working capital, and achieve full-year improvement in gross margin performance. We also are working to expand our business base and capitalize on growth opportunities.

***Streamlining Infrastructure and Improving Business Processes.*** This year we will continue to streamline our manufacturing and distribution infrastructure to better position Tenneco Automotive for an eventual industry upturn. We are working to create a fundamentally new cost structure through an initiative we call Project Genesis. Genesis has a global objective of better matching production capacity to the market by restructuring our manufacturing and distribution system, as well as the logistics and information technology operations that support it. The first phase of Genesis will close eight facilities. In addition, we are rearranging and streamlining the workflow at 20 manufacturing plants this year to optimize the production flow from raw materials through finished goods to distribution.

We expect to substantially complete these phase-one actions by the end of the first quarter of 2003, and anticipate they will generate $11 million in savings during 2002, and $30 million in annualized savings beginning in 2004. Future phases of this initiative, which still need to be finalized, will require approval by the company's board of directors and will also likely require senior lender approval.



*Mark P. Frissora*
*Chairman and Chief Executive Officer*

***Leveraging Brand Strength, Global Reach and Innovative Technologies.*** In 2002, conditions in the North American medium/heavy-duty truck market and the U.S. light vehicle market are expected to bottom or begin to recover. More sophisticated technologies and heightened environmental regulations should stimulate OE demand in North America and Europe. We also see a recovering North American aftermarket and a more stable aftermarket in Europe. For our part, we will continue to leverage our advanced technology, global reach and brand strength – competitive distinctions that set us apart as a leader in ride and emission control systems.

In the aftermarket, our strategies to improve profitability and further expand market share include winning new business and leveraging new product introductions and our premium product offering. We anticipate moderately increased North American demand for replacement parts in 2002 with a growing number of vehicles currently on the road moving into the six- to 10-year age range, the prime vehicle age for replacement parts.

We will complete the launch of our Monroe® Reflex™ shock absorbers in the European aftermarket this year, following the successful North American introduction of Reflex in 2000. We also plan to stimulate demand for higher-margin ride control products through a major global marketing campaign, the Safety Triangle℠. Our Safety Triangle promotion educates consumers on the importance of shocks and struts for vehicle stopping, steering and stability, and encourages motorists to have ride control parts inspected and replaced more frequently for safer driving.

On the OE front, we are using strong technological capabilities to win new business by helping customers meet increasingly stringent environmental requirements and address safety concerns. For example, we have developed a diesel particulate filter that virtually eliminates particulates from diesel emissions. Demand for diesel vehicles has sharply increased in Europe and is expected to accelerate in North America over the next decade. In ride control, we have developed an oil-free shock as well as a computerized electronic shock (CES). CES is a major step forward in vehicle handling and safety that has already been awarded business by one OE manufacturer with a second award pending.

***Strategic Alliances Provide Access to New Opportunities.*** We also intend to continue expanding our global business through strategic alliances and joint ventures. These structures create growth opportunities with minimal capital investment. During 2001, we formed a joint venture in Thailand with Yarnapund Co. Ltd. to supply OE emission control products. Last year we also formed an alliance with Tokico Ltd., which followed our partnering in 2000 with Futaba Industrial Co. These strategic alliances with top-tier Japanese suppliers have already resulted in OE awarded business that is expected to generate $461 million in revenues between 2002 and 2006.

**Staying the Course in 2002.** Industry experts predict another difficult year for automakers and suppliers in 2002. At Tenneco Automotive, we plan to stay the course. We will remain focused on our goals and aggressive in our actions, continuing to balance our short-term and long-range objectives.

In the near term, debt reduction remains our overarching goal. Over the longer term, we will concentrate on building our business through strategic alliances, strengthening our brands and leveraging our advanced technology capabilities.

Despite ongoing industry and economic challenges, our employees continue to respond magnificently, laying the foundation for a stronger, more efficient business. I applaud their accomplishments, hard work and dedicated efforts, and am proud to be a member of the Tenneco Automotive team.

**Mark P. Frissora**
Chairman and Chief Executive Officer
April 2002

# People Driving Progress

Our primary 2001 goal was reducing debt using a clear strategy, backed by world-class tools like Six Sigma. The following pages describe how we moved toward our goal while also working to achieve long-term, profitable growth through strong brands, advanced technology capabilities and strategic alliances. But the most important element for our success was the performance of the people of Tenneco Automotive – People Driving Progress.

## Cutting Costs

The Six Sigma program is a key initiative for eliminating waste and unnecessary expense at our facilities throughout the world. To date, more than 100 employees have completed Six Sigma Black Belt training. Their corrective actions have produced higher-quality products and process improvements, saving $19 million worldwide during 2001. At the Cozad, Nebraska, ride control plant, a Six Sigma team corrected a longstanding weld problem within the production process, sharply cutting scrap rates and reducing rework. Changes in parts design, adjusting quality control and adding worker training saved the plant some $65,000 annually.



*Six Sigma Black Belt Ryan Sperko (standing) briefs Tim Bombrys, chief engineer, ride control, and Susan Lamberts, Cozad plant manager, on the Six Sigma project that saved the plant $65,000 a year and earned a National Association of Manufacturers Award for Workforce Excellence.*



**On-screen Design.** *We are making innovative use of computer-aided engineering (CAE) predictive tools to design virtual emission control systems. The tools simulate engine exhaust flows, NVH (noise, vibration, harshness) and durability, permitting us to optimize systems while eliminating the time and expense of building and testing prototypes.*

**SGA&E***

(dollars in millions)



474
458
405
'99
'00
'01


Restructuring programs drove dramatic reductions in SGA&E expense.

* See note 3, page 1

**Best Buy.** Streamlined supply chain management is driving down costs while improving logistics. Among the newer techniques is the use of the Internet for reverse auctions, in which prequalified vendors bid online to supply groups of bundled components. In reverse auctions, competitive bidding drives prices down rather than up as in conventional auctions. Savings by Tenneco Automotive teams in North America and Europe have averaged 13 percent over conventional paper-based contract bidding on parts such as shock absorber sleeves and machined components. The technique also improves quality by using fewer, higher-performance suppliers.

## Reducing Working Capital

Inventory management was key to Tenneco Automotive's impressive $162 million improvement in working capital in 2001. For example, our Axios elastomer plant in Brazil provides an example where Kanban techniques are used to better manage inventories used to mix rubber compounds. Plant employees created a Kanban system that maintains stocks at optimum levels, reduces inventory costs and eliminates production downtime due to raw material shortages. These improvements reduced Axios' inventories by 9 percent in 2001, while better manufacturing efficiency raised gross margins by 10 percent.


TENNECO

*Axios employee Ronalva Cardoso Nascimento consults a Kanban board, one of the tools used at our facilities worldwide to reduce inventories and decrease working capital. During 2001, working capital improvements helped drive a $97 million increase in cash flow before accounts receivable securitization.*

## $19 MILLION

**Reduction in Finished Goods Inventory**

**Taking Stock.** Since 2000, the North American Aftermarket unit has aggressively executed finished goods inventory reduction programs. By reducing safety stock, matching production with demand, centralizing distribution and using innovative solutions to sell slow-moving parts, a $19 million improvement was achieved over the last 24 months.

**Working Capital***

(dollars in millions)


516
471
309
'99
'00
'01

We've reduced working capital by more than 40 percent since 1999.

** See note 4, page 1*

**Expectations Exceeded.** One of our key objectives in driving debt reduction for 2001 was to reduce working capital by $60 million. We achieved a reduction, before factoring, of $162 million. Our strategies for overdelivering on this objective included:

- Employing lean manufacturing techniques
- Negotiating with customers to accelerate collection of receivables
- Working with suppliers to obtain more favorable payment schedules
- Sharply reducing raw material, work in progress and finished goods inventories

**Improving Margins** New aftermarket product launches and selective price increases are driving margin improvement. We are also increasing manufacturing efficiency to reduce costs and improve profit on the products we sell. For example, value mapping identifies each step in the manufacturing operation that results in waste, delays or unnecessary material handling. At our Litchfield, Michigan, emission control plant, we found that each forklift traveled more than 29 miles annually moving materials within the plant. Litchfield is one of 20 facilities worldwide where processes are being redesigned to create a continuous flow, improving operating efficiencies and margins.



*Value mapping is a start-to-finish process for improving material flow and work-station efficiency. Tonya Wilson works at our Litchfield, Michigan, emission control plant, which has undertaken value mapping to improve its profitability by some $2 million annually.*


MONROE
Reflex

***Shock Value.*** *Our premium Monroe® Reflex™ shock absorber was introduced in Europe in late 2001, following a successful 2000 launch in North America. Higher-margin Reflex and Sensa-Trac® shock brands now account for more than one-third of aftermarket sales in North America, versus one-quarter prior to the Reflex introduction.*

**Genesis.** Genesis is a global program to rationalize our manufacturing and distribution operations and match our products and services to market demand. As we implement the Genesis strategy, we expect to reduce existing overcapacity, introduce greater standardization and improve efficiency throughout our operations.

**Taking Hold.** The key to our innovative Gripper™ stabilizer bar is a unique method of mechanically bonding an elastomer bushing to the metal bar. Gripper is quieter, more wear resistant and improves vehicle handling. Ford Motor Company began using Gripper on its 2000 Taurus and Sable models, making Tenneco Automotive a Tier I supplier of higher-margin stabilizer modules.



**Strengthening Relationships** During 2001, our North American Aftermarket business expanded its customer base and achieved a better balance between traditional installer outlets and major retail chains. A prime contributor to this success was the signing of a long-term contract with Sears, Roebuck and Co. to supply Monroe® shock absorbers and struts – *including premium* Reflex™ and Sensa-Trac® products – for 826 Sears Auto Centers and 225 National Tire & Battery stores. Additionally, our sales representatives won numerous awards from key customers such as NAPA, Big O Tire and Uni-Select.


SEARS
MONROE
SENSATRAC
SEARS RIDE CONTROL

*Monroe® is one of the most recognized automotive brands in the world. Monroe shocks and struts are now carried by more than 1,000 Sears Auto Centers and National Tire & Battery stores in the United States.*

**Early Start.** In 1995, we established joint-venture operations in China – one of the world's fastest-growing economies and a huge potential automotive parts market – and have expanded the scope and size of our activities since. In 2001, one ride control plant and two emission control plants generated revenues of more than $40 million or 10 times the 1995 level. We primarily supply original equipment manufacturers, whose vehicle output is expected to rise from about 2 million vehicles this year to more than 5 million by the end of the decade. We are also looking to expand sales in the aftermarket as it matures and as China's entry into the World Trade Organization eases import barriers.

**Winner is...** Among the major awards we received in 2001:

- Ford's *Gold World Excellence Award*
- Nissan's *Master of Quality*
- DaimlerChrysler's *Gold Pentastar*
- Toyota's *Supplier of the Year*
- PACCAR's *Preferred Supplier*
- ADI's *Vendor of the Year*
- Canadian Tire's *Vendor of the Year*

STEERING STOPPING SAFETY TRIANGLE STABILITY℠

***Safety Triangle.*** *We are launching a global marketing campaign this year to educate consumers on the critical role shock absorbers and struts play in vehicle safety. The aftermarket campaign concentrates on how these products affect the Safety Triangle – Steering, Stopping and Stability – and emphasizes the need to replace worn shocks and struts for safer driving.*

## Leveraging Technology

Tenneco Automotive is at the forefront of innovative ride control and emission control technology. The introduction of new advanced-technology products to help customers meet increasingly stringent environmental regulations and address safety concerns is a fundamental source of future growth. Our emission control products, such as the diesel particulate filter, enable OEMs in Europe – a leading source of global automotive platforms – to meet stricter air-quality regulations. We are also providing the means to more quickly and completely transfer technology expertise among our business units worldwide.



*At our Edenkoben, Germany, engineering center, Anja Jester tests emission control products, such as diesel particulate filters. We are capitalizing on trends like the increase of diesel vehicles in European markets.*



***Advanced Technology.*** *The Computerized Electronic Shock (CES) combines the comfort of a luxury automobile with the handling of a racecar. Four wheel sensors continually feed data on road conditions to a central controller that makes instantaneous adjustments in shock absorber damping for optimum ride safety and smoothness.*

**Pace Setting.** In 2001, our ASD (Acceleration Sensitive Damping) technology – introduced for the 1999 Nissan Altima and incorporated in our Reflex™ aftermarket shocks – won the prestigious PACE Award. The ground-breaking ASD technology takes shock absorbers to a new level in terms of vehicle handling, without compromising ride comfort.

**Going Green.** Our technology provides a range of benefits. For example, our Frequency Dependent Damping shock absorber is dubbed the "green shock" because, unlike conventional shocks, it uses pressurized gas rather than oil as the damping medium. It provides improvements in both ride comfort and handling, as well as more consistent performance over a wide range of operating temperatures. It is also environmentally friendly – avoiding the disposal problems associated with used shocks containing oil. A new emission control product, the Tubular Integrated Converter, uses a new production process that eliminates welds and potential leakage, reduces weight and lowers costs.

## Capitalizing on Growth Opportunities

The global automotive industry challenges suppliers to support manufacturing sites throughout the world. We are developing and leveraging strategic alliances to increase our presence while avoiding large capital investments. In 2001, we formed an alliance with Tokico Ltd. to support Japanese vehicle manufacturers' global platforms with ride control products, complementing our earlier alliance and joint-venture agreement with Japan's Futaba Industrial Co. for supplying emission control products. We have also formed a joint venture in Thailand with Yarnapund Co. Ltd. to supply emission control systems.



*Mark Lytle of Tenneco Automotive confers with Yutaka Nagasaki of Futaba Industrial Co. Ltd., at our joint-venture emission control plant at Burnley, England. Alliances with established suppliers, particularly in Asia, have created new opportunities for growth.*

## $461 MILLION

**in New Business Awards Through Alliances**

**Allied Successes.** Our strategic alliances with Tokico and Futaba have produced new OE business expected to generate $461 million in revenues through 2006. Strategic alliances have enabled us to support such global customers as Nissan, Toyota, Honda and Isuzu more effectively than we could as an individual supplier.

**Booking Business.** We won significant new business in 2001 including awards to supply systems for the Honda Accord, the Lexus RX 300, the BMW 1 Series, the new Nissan pickup truck/SUV and a new Fiat passenger vehicle. We also added new aftermarket accounts including Discount Auto Parts, Parts Plus, Goodyear and AD International.



***Specialty Markets.** We continue to introduce high-margin products for the heavy-duty and other specialty markets. The Noisebraker Muffler for heavy-duty trucks enhances exhaust performance while diminishing the noise associated with engine braking.*

# Directors and Senior Management Team

## Board of Directors

**M. Kathryn Eickhoff** ■ ♦
President and
Chief Executive Officer
Eickhoff Economics, Inc.

**Mark P. Frissora**
Chairman and
Chief Executive Officer
Tenneco Automotive Inc.

**Frank E. Macher** ●
Chairman and
Chief Executive Officer
Federal-Mogul Corporation

**Sir David Plastow** ●
Retired Chairman and
Chief Executive Officer
Vickers plc

**Roger B. Porter** ○ ♦
IBM Professor of
Business and Government
Harvard University

**David B. Price, Jr.** ● ♦
Consultant,
Former President
PMD Group, Inc.

**Dennis G. Severance** ■
Accenture Professor of
Computer and Information Systems
University of Michigan Business
School

**Paul T. Stecko** □ ◇
Chairman and
Chief Executive Officer
Packaging Corporation of America

- ■ Audit Committee
- ● Compensation/Nominating/
Governance Committee
- ♦ Three-Year Independent
Director Evaluation Committee

*Green symbol indicates committee chair*

## Senior Managers



*Don R. Miller, Vice President and General Manager, Europe Aftermarket; Hari N. Nair, Executive Vice President and Managing Director, Europe; David G. Gabriel, Senior Vice President and General Manager, North America Aftermarket; Mark A. McCollum, Senior Vice President and Chief Financial Officer; Herman Weltens, Vice President, Global Engineering, Emission Control; Mark P. Frissora, Chairman and Chief Executive Officer; Richard P. (Mike) Schneider, Senior Vice President, Global Administration; Lois Boyd, Vice President, Global Program Management*



*Kenneth R. Trammell, Vice President and Controller; William M. Churchill, Vice President, Global Engineering, Ride Control; Ronald G. Berlin, Vice President, Global Supply Chain Management; James K. Spangler, Vice President, Global Communications; Alex Drysdale, Vice President and Managing Director, Australia/ New Zealand; Timothy R. Donovan, Executive Vice President, General Counsel and Managing Director, International; Josep M. Fornos, Vice President and General Manager, Europe Original Equipment, Ride Control*



*H. William Haser, Vice President and Chief Information Officer, Americas; Brent J. Bauer, Senior Vice President and General Manager, Global Emission Control; Paul D. Novas, Vice President and Treasurer; Theo Bonneu, Vice President and Controller, Europe; Arthur Kaun, Vice President and Chief Information Officer, Europe and Asia; Timothy E. Jackson, Senior Vice President, Global Technology; Neal A. Yanos, Vice President and General Manager, North America Original Equipment, Ride Control*

# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12387

# TENNECO AUTOMOTIVE INC.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Delaware<br>(State or other jurisdiction of incorporation or organization) | 76-0515284<br>(I.R.S. Employer Identification No.) |
| 500 North Field Drive<br>Lake Forest, IL<br>(Address of principal executive offices) | 60045<br>(Zip Code) |

Registrant's telephone number, including area code: (847) 482-5000

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each Exchange on which registered |
|---|---|
| 6.70% Notes due 2005; 7.45% Debentures due 2025; 8.075% Notes due 2002; 9.20% Debentures due 2012; 10.20% Debentures due 2008 | New York Stock Exchange |
| Common Stock, par value $.01 per share | New York, Chicago, Pacific and London Stock Exchanges |
| Preferred Share Purchase Rights | New York, Chicago, Pacific and London Stock Exchanges |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the common equity was sold, or the average bid and asked prices of such common equity, as of a specified date within 60 days prior to the date of filing.

| Class of Common Equity and Number of Shares held by Non-affiliates at March 1, 2002 | Market Value held by Non-affiliates* |
|---|---|
| Common Stock, 39,724,632 shares | $103,284,043 |

* Based upon the closing sale price on the New York Stock Exchange Composite Tape for the Common Stock on March 1, 2002.

INDICATE THE NUMBER OF SHARES OUTSTANDING OF EACH OF THE REGISTRANT'S CLASSES OF COMMON STOCK, AS OF THE LATEST PRACTICABLE DATE. Common Stock, par value $.01 per share, 40,046,379 shares outstanding as of March 1, 2002.

*Documents Incorporated by Reference:*

| Document | Part of the Form 10-K into which incorporated |
|---|---|
| Tenneco Automotive Inc.'s Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2002 | Part III |

## CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning, among other things, the prospects and developments of the Company (as defined) and business strategies for our operations, all of which are subject to risks and uncertainties. These forward-looking statements are included in various sections of this report, including the section entitled "Outlook" appearing in Item 7 of this report. These statements are identified as "forward-looking statements" or by their use of terms (and variations thereof) such as "will," "may," "can," "anticipate," "intend," "continue," "estimate," "expect," "plan," "should," "outlook," "believe," and "seek" and similar terms (and variations thereof) and phrases.

When a forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, we caution that, while we believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results, we express that expectation or belief in good faith and believe it has a reasonable basis, but we can give no assurance that the statement of expectation or belief will result or be achieved or accomplished.

Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include the following:

*Changes in consumer demand and prices could adversely impact our results.* Demand for and pricing of our products are subject to economic conditions and other factors present in the various domestic and international markets where the products are sold. Demand for our original equipment ("OE") products is subject to the level of consumer demand for new vehicles that are equipped with our parts. The level of new car purchases is cyclical, affected by such factors as interest rates, consumer confidence, patterns of consumer spending and the automobile replacement cycle. Demand for our aftermarket products varies based upon such factors as the level of new vehicle purchases, which initially displaces demand for aftermarket products, the severity of winter weather, which increases the demand for certain aftermarket products, and other factors, including the average useful life of parts and number of miles driven.

*We may be unable to realize sales represented by our awarded business.* The realization of future sales from awarded business is inherently subject to a number of important risks and uncertainties, including the number of vehicles that our OE customers will actually produce, the timing of that production and the mix of options that our OE customers and consumers may choose. For example, substantially all of our North American vehicle manufacturer customers slowed new vehicle production during 2001. Given current economic conditions, we expect the North American light vehicle build to be approximately 15 million units in 2002, or about 1 percent less than it was in 2001. We also expect the European light vehicle build to be approximately 18.8 million units in 2002, down about 1 percent from 2001. In addition, our customers generally have the right to replace us with another supplier at any time for a variety of reasons and have increasingly demanded price decreases over the life of awarded business. Accordingly, we cannot assure you that we will in fact realize any or all of the future sales represented by our awarded business.

In many cases, we must commit substantial resources in preparation for production under awarded OE business well in advance of the customer's production start date. In certain instances, the terms of our OE customer arrangements permit us to recover these pre-production costs if the customer cancels the business through no fault of our company. Although we have been successful in recovering these costs under appropriate circumstances in the past, we can give no assurance that our results of operations will not be materially impacted in the future if we are unable to recover these types of pre-production costs related to OE cancellation of awarded business. See Note 11 to the financial statements included in Item 8 and "Environmental and Other Matters, Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 for a discussion of recent cost recovery discussions with one of our OE customers.

*The cyclicality of automotive production and sales could cause a decline in our financial condition and results.* A decline in automotive sales and production would likely cause a decline in our sales to vehicle manufacturers, and could result in a decline in our results of operations and financial condition. The automotive industry has been characterized historically by periodic fluctuations in overall demand for vehicles due to, among other things, changes in general economic conditions and consumer preferences. These fluctuations generally result in corresponding fluctuations in demand for our products. The highly cyclical nature of the automotive industry presents a risk that is outside our control and that cannot be accurately predicted.

*Longer product lives of automotive parts are adversely affecting aftermarket demand for some of our products.* The average useful life of automotive parts has been steadily increasing in recent years due to innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. As a result, a portion of sales in the aftermarket has been displaced. Additional increases in the average useful lives of automotive parts are likely to adversely affect the demand for our aftermarket products. Aftermarket sales represented approximately 28% of our net sales for 2001.

*The hourly workforce in the automotive industry is highly unionized and our business could be adversely affected by labor disruptions.* Substantially all of the hourly employees of North American vehicle manufacturers are represented by the United Automobile, Aerospace and Agricultural Implement Workers of America under collective bargaining agreements. In addition, vehicle manufacturers and their employees in other countries are also subject to labor agreements. A work stoppage or strike at the production facilities of a significant customer, at our facilities or at a significant supplier could have an adverse impact on us by disrupting demand for our products and/or our ability to manufacture our products. For example, the General Motors strike in 1998 reduced second and third quarter revenue and income growth of our original equipment business in that year.

*We may incur material product warranty costs.* From time to time, we receive product warranty claims from our customers. Vehicle manufacturers are increasingly requiring their outside suppliers to guarantee or warrant their products and to bear the costs of repair and replacement of these products under new vehicle warranties. We cannot assure you that costs associated with providing product warranties will not be material.

*Consolidation among automotive parts customers and suppliers could make it more difficult for us to compete favorably.* Our financial condition and results of operations could be adversely affected because the customer base for automotive parts is consolidating in both the original equipment market and aftermarket. As a result, we are competing for business from fewer customers. Due to the cost focus of these major customers, we have been, and expect to continue to be, required to reduce prices. We cannot be certain that we will be able to generate cost savings and operational improvements in the future that are sufficient to offset price reductions required by existing customers and necessary to win additional business.

Furthermore, the trend towards consolidation among automotive parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future with these larger companies, our financial condition and results of operations could be adversely affected due to a reduction of, or inability to increase, sales.

*We are dependent on large customers for future revenues.* We depend on major vehicle manufacturers for a substantial portion of our net sales. For example, during 2001, General Motors, Volkswagen, Ford, and DaimlerChrysler accounted for 19.6%, 10.9%, 10.6%, and 10.4% of our net sales, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. We may make fewer sales to these customers for a variety of reasons, including: (1) loss of awarded business; (2) reduced or delayed customer requirements; or (3) strikes or other work stoppages affecting production by the customers.

*We may not be able to successfully respond to the changing distribution channels for aftermarket products.* Major automotive aftermarket retailers, such as AutoZone and Advance Auto Parts, are attempting to increase their commercial sales by selling directly to automotive parts installers in addition to individual consumers. These installers have historically purchased from their local warehouse distributors and jobbers, who are our more traditional customers. We cannot assure you that we will be able to maintain or increase aftermarket sales through increasing our sales to retailers. Furthermore, because of the cost focus of major retailers, we have occasionally have been required to offer price concessions. Our failure to maintain or increase aftermarket sales, or to offset the impact of any reduced sales or pricing through cost improvements, could have an adverse impact on our business and operating results.

*We may be unable to compete favorably in the highly competitive automotive parts industry.* The automotive parts industry is highly competitive. Although the overall number of competitors has decreased due to ongoing industry consolidation, we face significant competition within each of our major product areas. The principal competitive factors are price, quality, service, product performance, design and engineering capabilities, new product innovation and timely delivery. We cannot assure you that we will be able to continue to compete favorably in this competitive market or that increased competition will not have a material adverse effect on our business by reducing our ability to increase or maintain sales or profit margins.

*We may be unable to realize our business strategy of improving operating performance.* We have either implemented or plan to implement several important strategic initiatives designed to improve our operating performance. The failure to achieve the goals of these initiatives could have a material adverse effect on our business, particularly since we rely on these initiatives to offset pricing pressures from our customers, as described above. We cannot assure you that we will be able to successfully implement or realize the expected benefits of any of these initiatives or that we will be able to sustain improvements made to date.

*We are subject to risks related to our international operations.* We have manufacturing and distribution facilities in many regions and countries, including Australia, China, India, North America, Europe and South America, and sell our products worldwide. For 2001, about 47% of our net sales were derived from operations outside North America. International operations are subject to various risks which could have a material adverse effect on those operations or our business as a whole, including:

- exposure to local economic conditions;
- exposure to local political conditions, including the risk of seizure of assets by foreign government;
- currency exchange rate fluctuations;
- hyperinflation in certain foreign countries;
- controls on the repatriation of cash, including imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries; and
- export and import restrictions.

*Exchange rate fluctuations could cause a decline in our financial condition and results of operations.* As a result of our international operations, we generate a significant portion of our net sales and incur a significant portion of our expenses in currencies other than the U.S. dollar. To the extent we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in that currency could have a material adverse effect on our business. For example, where we have significantly more costs than revenues generated in a foreign currency, we are subject to risk if that foreign currency appreciates against the U.S. dollar because the appreciation effectively increases our cost in that country. From time to time, as and when we determine it is appropriate and advisable to do so, we will seek to mitigate the effect of exchange rate fluctuations through the use of derivative financial instruments. We cannot assure you, however, that we will continue this practice or be successful in these efforts.

The financial condition and results of operations of some of our operating entities are reported in foreign currencies and then translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, appreciation of the U.S. dollar against these foreign currencies will have a negative impact on our reported revenues and operating profit while depreciation of the U.S. dollar against these foreign currencies will have a positive effect on reported revenues and operating profit. For example, our European operations were negatively impacted in 2001 due to the weakness of the euro against the U.S. dollar and our South American operations were negatively impacted by the devaluation in 2000 of the Brazilian currency as well as the devaluation of the Argentine currency in 2002. We do not generally seek to mitigate this translation effect through the use of derivative financial instruments.

*Changes in Prices of Raw Materials.* Significant increases in the cost of certain raw materials used in our products, to the extent they are not timely reflected in the price we charge our customers or mitigated through long-term supply contracts, could adversely impact our results.

*Other Factors.* In addition to the factors described above, we may be impacted by a number of other matters and uncertainties, including: (i) potential legislation, regulatory changes and other governmental actions, including the ability to receive regulatory approvals and the timing of such approvals; (ii) new technologies that reduce the demand for certain of our products or otherwise render them obsolete; (iii) our ability to integrate operations of acquired businesses quickly and in a cost effective manner; (iv) changes in distribution channels or competitive conditions in the markets and countries where we operate; (v) capital availability or costs, including changes in interest rates, market perceptions of the industries in which we operate or ratings of securities; (vi) increases in the cost of compliance with regulations, including environmental regulations, and environmental liabilities in excess of the amount reserved; (vii) changes by the Financial Accounting Standards Board or the Securities and Exchange Commission of authoritative generally accepted accounting principles or policies; (viii) acts of war or terrorism and the impact of these acts on economic, financial and social conditions in the countries where we operate and (ix) the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond our control.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

TENNECO AUTOMOTIVE INC.

Our company, Tenneco Automotive Inc., is one of the world's leading manufacturers of automotive emissions control and ride control products and systems for both the original equipment market and the replacement market, or aftermarket. As used herein, the term "Tenneco", "we", "us", "our", or the "Company" refers to Tenneco Automotive Inc. and its consolidated subsidiaries.

Tenneco was incorporated in Delaware in 1996 under the name "New Tenneco Inc." ("New Tenneco") as a wholly owned subsidiary of the company then known as Tenneco Inc. ("Old Tenneco"). At that time, Old Tenneco's major businesses were shipbuilding, energy, automotive and packaging. On December 11, 1996, Old Tenneco completed the transfer of its automotive and packaging businesses to us, and spun off our company to its public stockholders (the "1996 Spin-off"). In connection with the 1996 Spin-off, Old Tenneco also spun off its shipbuilding division to its public stockholders, the remaining energy company was acquired by El Paso Natural Gas Company and we changed our name from New Tenneco to Tenneco Inc. Unless the context otherwise requires, for periods prior to December 11, 1996, references to "Tenneco", "we", "us", "our" or the "Company" also refer to Old Tenneco.

In a series of transactions commencing in January 1999 and culminating with the November 4, 1999, spin off to our shareholders of the common stock of Tenneco Packaging Inc., now known as Pactiv Corporation (the "1999 Spin-off"), we separated our packaging businesses from our automotive business.

As a result of these 1999 transactions, our former specialty and paperboard packaging operating segments are presented as discontinued operations in the accompanying financial statements. You should read Note 3 to the financial statements included herein for more information about our discontinued operations.

In March 2001, we amended our senior credit facility to revise the financial covenant ratios for 2001 and make certain other changes. As planned at the time of the March 2001 amendment, we again amended the senior credit agreement in March 2002. That amendment, among other things, revised the financial covenant ratios for 2002 through 2004, excluded from the calculation of our financial covenant ratios up to $60 million (before taxes) of charges and expenses related to cost reduction initiatives and allows us to enter into sale and leaseback transactions covering up to $200 million of our assets with the proceeds used to reduce senior debt and allowed us to exchange certain debt securities for common equity (to the extent we determine to pursue such actions in the future). Note 4 to the financial statements included in Item 8 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 have more information about our debt and the amendments to the senior credit facility.

## CONTRIBUTIONS OF MAJOR BUSINESSES

For information concerning our operating segments, geographic areas and major products or groups of products, see Note 10 to the Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries included in Item 8. The following tables summarize for each of our operating segments for the periods indicated: (i) net sales and operating revenues from continuing operations; (ii) earnings before interest expense, income taxes and minority interest ("EBIT") from continuing operations; and (iii) capital expenditures for continuing operations. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 for information about costs and charges included in our results. Those costs and charges relate to the 1999 Spin-off, restructuring actions, and other items. We have reduced revenues for 2000 and 1999 by $21 million and $19 million, respectively, to reflect the reclassification of certain sales incentives that were previously shown in selling, general, and administrative expense. You should read Note 1 to the financial statements for further information about this required accounting change.

Net Sales and Operating Revenues from Continuing Operations:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | (Dollar Amounts in Millions) | | | | | |
| North America | $1,799 | 53% | $1,956 | 55% | $1,749 | 54% |
| Europe | 1,305 | 39 | 1,292 | 37 | 1,273 | 39 |
| Other | 318 | 10 | 348 | 10 | 297 | 9 |
| Intergroup sales | (58) | (2) | (68) | (2) | (59) | (2) |
| Total | $3,364 | 100% | $3,528 | 100% | $3,260 | 100% |

EBIT from Continuing Operations:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | (Dollar Amounts in Millions) | | | | | |
| North America | $ 52 | 57% | $ 68 | 57% | $ 166 | 112% |
| Europe | 23 | 25 | 40 | 33 | 44 | 30 |
| Other | 17 | 18 | 12 | 10 | (62) | (42) |
| Total | $ 92 | 100% | $ 120 | 100% | $ 148 | 100% |

Capital Expenditures for Continuing Operations:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | (Dollar Amounts in Millions) | | | | | |
| North America | $ 50 | 39% | $ 71 | 49% | $ 71 | 46% |
| Europe | 64 | 50 | 59 | 40 | 65 | 42 |
| Other | 13 | 11 | 16 | 11 | 18 | 12 |
| Total | $ 127 | 100% | $ 146 | 100% | $ 154 | 100% |

Interest expense, income taxes, and minority interest related to continuing operations that were not allocated to our operating segments are:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Millions) | |
| Interest expense (net of interest capitalized) | $170 | $186 | $106 |
| Income tax expense (benefit) | 51 | (27) | 82 |
| Minority interest | 1 | 2 | 23 |

## DESCRIPTION OF OUR BUSINESS

With 2001 revenues of over $3.3 billion, we are one of the world's largest producers of automotive emissions control and ride control systems and products. We serve both original equipment manufacturers and replacement markets worldwide through leading brands, including Monroe®, Rancho® and Fric Rot ride control and Walker® and Gillet emissions control products.

As an automotive parts supplier, we design, market and sell individual component parts for vehicles as well as groups of components that are combined as modules or systems within vehicles. These parts, modules and systems are sold globally to the vast majority of vehicle manufacturers and throughout all aftermarket distribution channels.

### Overview of Automotive Parts Industry

The automotive parts industry is generally separated into two categories: (1) "original equipment" or "OE" sales, in which parts are sold in large quantities directly for use by original equipment vehicle manufacturers ("OEMs"); and (2) "aftermarket" sales, in which parts are sold as replacement parts in varying quantities to a wide range of wholesalers, retailers and installers. In the OE market, parts suppliers are generally divided into tiers — "Tier 1" suppliers, who provide their products directly to OEMs, and "Tier 2" or "Tier 3" suppliers, who sell their products principally to other suppliers for combinations into the other suppliers' own product offerings.

Demand for automotive parts in the OE market is generally a function of the number of new vehicles produced, which in turn is a function of prevailing economic conditions and consumer preferences. In 2001, the number of light vehicles produced was 15.5 million in North America, and 19.0 million in each of Europe and the rest of the world ("ROW"). Worldwide new light vehicle production is forecasted to increase to over 58.0 million in 2005 from approximately 53.5 million in 2001. Although OE demand is tied to planned vehicle production, parts suppliers also have the opportunity to grow through increasing their product content per vehicle, by further penetrating business with existing customers and by gaining new customers and markets. Companies with global presence and advanced technology, engineering, manufacturing and support capabilities, such as our company, are, we believe, well positioned to take advantage of these opportunities.

Demand for aftermarket products is driven by the quality of OE parts, the number of vehicles in operation, the average age of the vehicle fleet, vehicle usage and the average useful life of vehicle parts. Although more vehicles are on the road than ever before, the aftermarket has experienced weakness due to improved quality of OE parts and increases in average useful lives of automotive parts as a result of technological innovation. In addition, the decline from 1995 to 2000 of the number of vehicles in the 6 to 10 year-old vehicle segment (from 63.7 million to 56.8 million) — when cars generally need first-line replacement parts such as those offered by us — is also driving aftermarket softness. While we believe some opportunity exists for aftermarket replacements to increase as the average age of the newer vehicles on the road increases into the six-to-ten year category, suppliers are increasingly being required to deliver innovative aftermarket products that upgrade the performance or safety of a vehicle's original components to drive aftermarket demand.

### Industry Trends

Currently, we believe several significant existing and emerging trends are dramatically impacting the automotive industry. As the dynamics of the automotive industry change, so do the roles, responsibilities and relationships of its participants. Key trends that we believe are affecting automotive parts suppliers include:

#### *Outsourcing and Demand for Systems and Modules*

OE manufacturers are increasingly moving towards outsourcing automotive parts and systems to simplify the vehicle assembly process, lower costs and reduce vehicle development time. Outsourcing allows OE manufacturers to take advantage of the lower cost structure of the automotive parts suppliers and to benefit from multiple suppliers engaging in simultaneous development efforts. Furthermore, development of advanced electronics has enabled formerly independent vehicle components to become "interactive," leading to a shift in demand from individual parts to fully integrated systems. As a result, automotive parts suppliers offer OE manufacturers component products individually, as well as in a variety of integrated forms such as modules and systems:

- "Modules" are groups of component parts arranged in close physical proximity to each other within a vehicle. Modules are often assembled by the supplier and shipped to the original equipment manufacturer for installation in a vehicle as a unit. Seats, instrument panels, axles and door panels are examples.
- "Systems" are groups of component parts located throughout a vehicle which operate together to provide a specific vehicle function. Anti-lock braking systems, safety restraint systems, roll control systems, emissions control and powertrain systems are examples.

This shift in demand towards fully integrated systems has created the role of the Tier 1 systems integrator. These systems integrators will increasingly have the responsibility to execute a number of activities, such as design, product development, engineering, testing of component systems and purchasing from Tier 2 suppliers. We are an established Tier 1 supplier with more than ten years of product integration experience. We have modules or systems for 42 vehicle platforms in production worldwide and modules or systems for three additional platforms under development. For example, we supply ride control modules for the Chrysler JR/Sebring/Stratus and the exhaust emissions control system for the Porsche Boxster.

*Global Consolidation of OE Customers*

Given the recent business combinations among vehicle manufacturers — such as the DaimlerChrysler merger and Ford's acquisition of Volvo — as well as the global OE expansion over the last decade, OEMs are increasingly requiring suppliers to provide parts on a global basis. As the customer base of OEMs has consolidated and emerging markets have become more important to achieving growth, suppliers must be prepared to provide products any place in the world.

- *Growing Importance of Emerging Markets.* Because the North American and Western European automotive markets are relatively mature, OE manufacturers are increasingly focusing on emerging markets for growth opportunities, particularly China, Eastern Europe, India and Latin America. This increased OE focus has, in turn, increased the growth opportunities in the aftermarkets in these regions.
- *Governmental Tariffs and Local Parts Requirements.* Many governments around the world require that vehicles sold within their country contain specified percentages of locally produced parts. Additionally, some governments place high tariffs on imported parts.
- *Location of Production Closer to End Markets.* OE manufacturers and parts suppliers have relocated production globally on an "onsite" basis that is closer to end markets. This international expansion allows suppliers to pursue sales in developing markets and take advantage of relatively lower labor costs.

With facilities around the world, including the key regions of North America, South America, Europe and Asia, we can supply our customers on a global basis.

*Global Rationalization of OE Vehicle Platforms*

OE manufacturers are increasingly designing "global" platforms. A "global" platform is a basic mechanical structure of a vehicle that can accommodate different features and is in production and/or development in more than one region. Thus, OE manufacturers can design one platform for a number of similar vehicle models. This allows manufacturers to realize significant economies of scale through limiting variations across items such as steering columns, brake systems, transmissions, axles, exhaust systems, support structures and power window and door lock mechanisms. We believe that this shift towards standardization will have a large impact on automotive parts suppliers, who should experience a reduction in production costs as OE manufacturers reduce variations in components. We also expect parts suppliers to experience higher production volumes per unit and greater economies of scale, as well as reduced total investment costs for molds, dies and prototype development. Light vehicle platforms of over one million units are expected to grow from 14% to 39% of global OE production from 1999 to 2006.

*Increasing Technologically Sophisticated Content*

As consumers continue to demand competitively priced vehicles with increased performance and functionality, the number of sophisticated components utilized in vehicles is increasing. By replacing mechanical functions with electronics and by integrating mechanical and electronic functions within a vehicle, OE manufacturers are achieving improved emissions control, improved safety and more sophisticated features at lower costs.

Automotive parts customers are increasingly demanding technological innovation from suppliers to address more stringent emissions and other regulatory standards and to improve vehicle performance. To develop innovative products, systems and modules, we have invested $98 million over the past three years into research and development and we continuously seek to take advantage of our technology investments and brand strength by extending our products into new markets and categories. For example, we have developed several adaptive damping systems, which reduce undesirable vehicle motion. Also, we have developed the self-lubricating elastomer, which has the additional ability to reduce friction between moving components in a suspension system, thereby reducing noise and vibration.

*Increasing Environmental Standards*

Automotive parts suppliers and OE manufacturers are designing products and developing materials to comply with increasingly stringent environmental requirements. Government regulations adopted over the past decade require substantial reductions in automobile tailpipe emissions, longer warranties on parts of an automobile's pollution control equipment and additional equipment to control fuel vapor emissions. Some of these regulations also mandate more frequent emissions and safety inspections for the existing fleet of vehicles. Manufacturers have responded by focusing their efforts towards technological development to minimize pollution. As a leading supplier of emissions control systems with strong technical capabilities, we believe we are well positioned to benefit from more rigorous environmental standards. For example, we have recently developed the diesel particulate filter which is designed to meet stricter air quality regulations in Europe. On the ride control side of our business, we have also developed the environmentally friendly frequency dependent damping shock absorber, or "green shock" which, unlike conventional shock absorbers, uses pressurized gas rather than oil as the damping medium, thereby avoiding the waste disposal problems associated with used oil-containing shocks.

*Extended Product Life of Automotive Parts; Declining Vehicle Fleet Age*

The average useful life of automotive parts — both OE and replacement — has been steadily increasing in recent years due to innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. As a result, although more vehicles are on the road than ever before, the aftermarket has experienced weakness. In addition, the average age of the vehicle fleet on the road has been declining in the last several years, further contributing to softness in the aftermarket. Accordingly, a supplier's future viability in the aftermarket will depend, in part, on its ability to reduce costs and leverage its advanced technology and recognized brand names to maintain or achieve additional sales. As a Tier 1 OE supplier, we believe we are well positioned to leverage our products and technology into the aftermarket. Furthermore, we believe some opportunity will exist by mid 2002 for replacement of certain parts to increase as the average age of vehicles on the road increases.

*Changing Aftermarket Distribution Channels*

In North America, during the last decade, the number of retail automotive parts chains, such as AutoZone and Advance Auto Parts, has been growing while the number of traditional automotive parts stores ("jobbers") that sell to installers has been declining. From 1991 to 2001, the number of retail automotive parts stores has increased from approximately 10,000 to approximately 15,000, while the number of jobbers has decreased from approximately 25,000 to approximately 19,000. As a result, the traditional three-step distribution channel (full-line warehouse, jobber, installer) is redefining itself through two-step distribution and continued formation of buying groups. In addition, since retailers are attempting to grow their commercial sales to automotive parts installers, they are increasingly adding premium brands to their product portfolios. This enables them to offer the option of a premium brand, which is often preferred by their commercial customers, or a standard product, which is often preferred by their retail customers. We believe we are well positioned to respond to this changing aftermarket situation because of our focus on cost reduction and high-quality, premium brands.

*Supplier Consolidation*

Over the past few years, automotive suppliers have been consolidating in an effort to become more global, have a broader, more integrated product offering and gain scale economies in order to remain competitive amidst growing pricing pressures and increased outsourcing demands from the OEMs. Industry forecasters estimate that consolidation will drive the number of Tier 1 automotive parts suppliers from around 2,000 in the year 2000 to 150 by 2008 and the number of Tier 2/3 suppliers from around 6,000 in the year 2000 to around 800 Tier 2 suppliers by 2008. A supplier's viability in this consolidating market will depend, in part, on its ability to maintain and increase operating efficiencies and provide value-added services.

*Safety*

Vehicle safety continues to gain increased industry attention and play a critical role in consumer purchasing decisions. As such, OEMs are seeking out suppliers with new technologies, capabilities and products that have the ability to advance vehicle safety. Continued research and development by select automotive suppliers in rollover protection systems, smart airbag systems, braking electronics and safer, more durable materials has dramatically advanced the market for safety products and its evolving functional demands. Those suppliers able to enhance vehicle safety through innovative products and technologies have a distinct competitive advantage with the consumer, and thus their OEM customers.

On the aftermarket side of our business, we plan to launch in 2002 a global marketing campaign to educate consumers on the critical role shock absorbers and struts play in vehicle safety. This campaign concentrates on how these products affect the Safety Triangle — steering, stopping and stability — and emphasizes the need to replace worn shocks and struts for safe driving.

Analysis of Revenues

The following table provides, for each of the years 1999 through 2001, information relating to our net sales from continuing operations, by primary product lines and customer categories. We have reduced aftermarket revenues for 2000 and 1999 by $21 million and $19 million, respectively, to reflect the reclassification of certain sales incentives that were previously shown in selling, general, and administrative expense. You should read Note 1 to the financial statements included herein for further information about this required accounting change.

| | Net Sales (Millions) | | |
|---|---|---|---|
| | Year Ended December 31, | | |
| | 2001 | 2000 | 1999 |
| **Emissions Control Systems & Products** | | | |
| Aftermarket | $ 387 | $ 445 | $ 510 |
| OE market | 1,805 | 1,758 | 1,401 |
| | 2,192 | 2,203 | 1,911 |
| **Ride Control Systems & Products** | | | |
| Aftermarket | 548 | 610 | 619 |
| OE market | 624 | 715 | 730 |
| | 1,172 | 1,325 | 1,349 |
| Total | $3,364 | $3,528 | $3,260 |

### Brands

In each of our operating segments, we manufacture and market leading brand names. Monroe® ride control products and Walker® exhaust products are two of the most recognized brand names in the automotive parts industry. Tenneco emphasizes product value differentiation with these and its other key brands such as Sensa-Trac® and Monroe Reflex™ (shock absorbers and struts), Quiet-Flow® mufflers, DynoMax® (performance exhaust products), Rancho® (ride control products for the high performance light truck market) and Clevite® (elastomeric vibration control components).

### Customers

We have developed long-standing business relationships with our customers around the world. In each of our operating segments, we work together with our customers in all stages of production, including design, development, component sourcing, quality assurance, manufacturing and delivery. With a balanced mix of OE and aftermarket products and facilities in major markets worldwide, we believe we are well positioned to meet customer needs. We believe we have a strong, established reputation with customers for providing high-quality products at competitive prices, as well as for timely delivery and customer service.

Worldwide we serve more than 25 different original equipment manufacturers, and our products or systems are included on five of the top 10 passenger car models produced in North America and Western

Europe and nine of the top 10 light truck models produced in North America for 2001. During 2001, our OE customers included:

North America
CAMI
DaimlerChrysler
Ford
Freightliner
General Motors
Harley-Davidson
Honda
Isuzu
Navistar/International
Nissan
Paccar
Toyota
Volkswagen
Volvo Truck/Mack
E-Z Go Car

South America
DaimlerChrysler
Volkswagen
Ford
General Motors
PSA-Peugeot/Citroen
Renault
Scania

Europe
BMW
DaimlerChrysler
Ford/Volvo/Jaguar
General Motors/Opel
Mitsubishi/Nedcar
Nissan
Paccar/DAF/Leyland
PSA-Peugeot/Citroen
Porsche
Renault/Matra
Scania
Volkswagen/Audi/SEAT/Skoda
Volvo Truck/Renault VI

Australia
General Motors/Holden
Mazda
Mitsubishi
Toyota
Club Car

Asia
First Auto Works
DaimlerChrysler
Ford
General Motors
Maruti Udyog
Nissan
PSA-Peugeot/Citroen
Toyota
Volkswagen
TVS Motor Co.
Toyota

During 2001, our aftermarket customers were comprised of full-line and specialty warehouse distributors, retailers, jobbers, installer chains and car dealers. These customers included such wholesalers and retailers as National Auto Parts Association (NAPA), Sears and Advance Auto Parts in North America and Temot and Auto Distribution International in Europe. We believe we have a balanced mix of aftermarket customers, with our top 10 aftermarket customers accounting for less than 28.6% of our total net aftermarket sales and only 8.0% of our total net sales from continuing operations for 2001.

Ford accounted for approximately 13.8%, 13.5% and 10.6% of our net sales from continuing operations in 1999, 2000 and 2001, respectively, General Motors accounted for approximately 10.3%, 16.6% and 19.6% of our net sales from continuing operations in 1999, 2000 and 2001, respectively, DaimlerChrysler accounted for approximately 13.6%, 11.5% and 10.4% of the our net sales from continuing operations in 1999, 2000 and 2001, respectively and Volkswagen accounted for approximately 10.9% of our net sales from continuing operations in 2001. No other customer accounted for more than 10% of our net sales from continuing operations for those years.

### Competition

In North America, Europe and the rest of the world, we operate in highly competitive markets. Customer loyalty is a key element of competition in these markets and is developed through long-standing relationships, customer service, value-added products and timely delivery. Product pricing and services provided are other important competitive factors.

In both the OE market and aftermarket, we compete with the vehicle manufacturers, some of which are also customers of ours, and numerous independent suppliers. In the OE market, we believe that we are among the top four suppliers in the world for both emissions control and ride control products and systems. In the aftermarket, we believe that we are the market share leader in the supply of both emissions control and ride control products in the markets we serve throughout world.

### Emissions Control Systems

Vehicle emissions control products and systems play a critical role in safely conveying noxious exhaust gases away from the passenger compartment and reducing the level of pollutants and engine exhaust noise to an acceptable level. Precise engineering of the exhaust system — from the manifold that connects an engine's exhaust ports to an exhaust pipe, to the catalytic converter that eliminates pollutants from the exhaust, to the muffler — leads to a pleasant, tuned engine sound, reduced pollutants and optimized engine performance.

We design, manufacture and distribute a variety of products and systems designed to optimize engine performance, acoustic tuning and weight, including the following:

- Mufflers and resonators — Devices to provide noise elimination and acoustic tuning;
- Catalytic converters — Devices used to convert harmful gaseous emissions, such as carbon monoxide, from a vehicle's exhaust system into harmless components such as water vapor and carbon dioxide;
- Exhaust manifolds — Components that collect gases from individual cylinders of a vehicle's engine and direct them into a single exhaust pipe;
- Pipes — Utilized to connect various parts of both the hot and cold ends of an exhaust system;
- Hydroformed tubing — Forms into various geometric shapes, such as Y-pipes or T-pipes, which provides optimization in both design and installation as compared to conventional pipes; and
- Hangers and isolators — Used for system installation and noise elimination.

We entered this product line in 1967 with the acquisition of Walker Manufacturing Company, which was founded in 1888. When the term "Walker" is used in this document, it refers to our subsidiaries and affiliates that produce emissions control products and systems.

We supply our emissions control offerings to over 15 auto-makers for use on over 100 vehicle models, including five of the top 10 passenger cars produced in North America and Western Europe and three of the top 10 light trucks produced in North America in 2001. With the acquisition of Heinrich Gillet GmbH & Co. in 1994, we also became one of Europe's leading OE emissions control systems suppliers.

In the aftermarket, we manufacture, market and distribute replacement mufflers for virtually all North American, European, and Asian makes of light vehicles under brand names including Quiet-Flow®, TruFit® and Aluminox™, in addition to offering a variety of other related products such as pipes and catalytic converters (Walker®Perfection™). We also serve the specialty exhaust aftermarket, where our key offerings include Mega-Flow™ exhaust products for heavy-duty vehicle applications and DynoMax™ high performance exhaust products.

The following table provides, for each of the years 1999 through 2001, information relating to our sales of emissions control products and systems for certain geographic areas:

| | Percentage of Net Sales Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **United States** | | | |
| Aftermarket | 26% | 26% | 30% |
| OE market | 74 | 74 | 70 |
| | 100% | 100% | 100% |
| **Foreign Sales** | | | |
| Aftermarket | 13% | 16% | 25% |
| OE market | 87 | 84 | 75 |
| | 100% | 100% | 100% |
| **Total Sales by Geographic Area(a)** | | | |
| United States | 36% | 41% | 40% |
| European Union | 44 | 40 | 42 |
| Canada | 10 | 9 | 8 |
| Other areas | 10 | 10 | 10 |
| | 100% | 100% | 100% |

(a) See Note 10 to our consolidated financial statements included under Item 8 for information about our foreign and domestic operations.

### Ride Control Systems

Superior ride control is governed by a vehicle's suspension system, including its shock absorbers and struts. Shock absorbers and struts help maintain vertical loads placed on a vehicle's tires to help keep the tires in contact with the road. A vehicle's ability to steer, brake and accelerate depends on the contact between the vehicle's tires and the road. Worn shocks and struts can allow excess weight transfer from side to side, which is called "roll," from front to rear, which is called "pitch," and up and down, which is called "bounce." Variations in tire-to-road contact can affect a vehicle's handling and braking performance and the safe operation of a vehicle. Shock absorbers are designed to control vertical loads placed on tires by providing resistance to vehicle roll, pitch and bounce. Thus, by maintaining the tire to road contact, ride control products are designed to function as safety components of a vehicle, in addition to providing a comfortable ride.

We design, manufacture and distribute a variety of ride control products and systems. Our ride control offerings include:

- Shock absorbers — A broad range of mechanical shock absorbers and related components for light- and heavy-duty vehicles. We supply both twin-tube and monotube shock absorbers to vehicle manufacturers and the aftermarket.

- Struts — A complete line of struts and strut assemblies for light vehicles.

- Vibration control components (Clevite) — Generally rubber-to-metal bushings and mountings to reduce vibration between metal parts of a vehicle. Our offerings include a broad range of suspension arms, rods and links for light- and heavy-duty vehicles.

- Kinetic® roll control — A suite of roll control, near equal wheel loading systems ranging from simple mechanical systems to complex hydraulic systems featuring proprietary and patented technology. We currently have three development contracts for Kinetic technology.

- Advanced suspension systems — Electronically adjustable shock absorbers and suspension systems that change performance based on vehicle inputs such as steering and braking.

- Other — We also offer other ride control products such as load assist products, springs, steering stabilizers, adjustable suspension systems, suspension kits and modular assemblies.

We supply our ride control offerings to over 25 vehicle-makers for use on over 150 vehicle models, including nine of the top 10 light truck models produced in North America for 2001. We also supply OE ride control products and systems to a range of heavy-duty and specialty vehicle manufacturers including Caterpillar, International Truck and Engine (Navistar), Freightliner, PACCAR and E-Z Go Car (golf carts).

In the ride control aftermarket, we manufacture, market and distribute replacement shock absorbers for virtually all North American, European and Asian makes of light vehicles under several brand names including Rancho™ Gas Matic™, Sensa-Trac®, Monroe Reflex® and Monroe Adventure™, as well as Clevite™ for elastomeric vibration control components. We also sell ride control offerings for the heavy duty, off-road and specialty aftermarket, such as our Gas-Magnum™ shock absorbers for the North American heavy-duty category.

We entered the ride control product line in 1977 with the acquisition of Monroe Auto Equipment Company, which was founded in 1916 and introduced the world's first modern tubular shock absorber in 1930. When the term "Monroe" is used in this document it refers to our affiliates that produce ride control products and systems.

The following table provides, for each of the years 1999 through 2001, information relating to our sales of ride control equipment for certain geographic areas:

| | Percentage of Net Sales Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **United States** | | | |
| Aftermarket | 45% | 42% | 41% |
| OE market | 55 | 58 | 59 |
| | 100% | 100% | 100% |
| **Foreign Sales** | | | |
| Aftermarket | 49% | 51% | 52% |
| OE market | 51 | 49 | 48 |
| | 100% | 100% | 100% |
| **Total Sales by Geographic Area(a)** | | | |
| United States | 50% | 49% | 50% |
| European Union | 27 | 27 | 27 |
| Canada | 4 | 5 | 4 |
| Other areas | 19 | 19 | 19 |
| | 100% | 100% | 100% |

(a) See Note 10 to our consolidated financial statements included under Item 8 for information about our foreign and domestic operations.

### Sales, Marketing and Distribution

We have separate and distinct sales and marketing efforts for our OE and aftermarket businesses.

For OE sales, our sales and marketing team is an integrated group of professionals, including skilled engineers and program managers, that are organized by customer and product type (e.g. ride control and emissions control). Our sales and marketing team provides the appropriate mix of operational and technical expertise needed to interface successfully with the OEMs. Our new business "capture process" involves working closely with the OEM platform engineering and purchasing team. Bidding on OE automotive platforms typically encompasses many months of engineering and business development activity. Throughout the process, our sales team, program managers and product engineers assist the OE customer in defining the project's technical and business requirements. A normal part of the process includes our engineering and sales personnel working on customers' integrated product teams, and assisting with the development of component/system specifications and test procedures. Given that the OE business involves long-term production contracts awarded on a platform-by-platform basis, our strategy is to leverage our engineering expertise and strong customer relationships to obtain platform awards and increase operating margins.

For aftermarket sales and marketing, since 1996 we have maintained a common team for both ride control and emissions control products that has been organized primarily by customer. Beginning in the first quarter 2001, the North American sales force was reorganized into brand-specific teams, with a separate group for Monroe®, Rancho® and Walker®. We sell aftermarket products through five primary channels of distribution: (1) the traditional three-step distribution system: full line warehouse distributors, jobbers and installers; (2) the specialty two-step distribution system: specialty warehouse distributors that carry only specified automotive product groups and installers; (3) direct sales to retailers; (4) direct sales to installer chains; and (5) direct sales to car dealers. Our aftermarket sales and marketing representatives cover all levels of the distribution channel, stimulating interest in our products and helping our products move through the distribution system. Also, to generate demand for our products from end-users, we run print and television advertisements and offer pricing promotions. We are one of the first parts manufacturers to offer business to business services to customers with TA-Direct, an on-line order entry and customer service tool. In addition, we maintain a detailed web sites for each of the Walker®, Monroe®, Rancho and DynoMax® brands and our heavy duty products. On average the Rancho®, DynoMax®, and Monroe® sites received over 900,000 hits in January 2002.

### Manufacturing and Engineering

We focus on achieving superior product quality at the lowest operating costs possible and generally use state-of-the-art manufacturing processes to achieve that goal. Our manufacturing strategy centers on a lean production system designed to reduce overall costs — especially indirect costs — while maintaining quality standards and reducing manufacturing cycle time. We deploy new technology where it makes sense to differentiate our processes from our competitors' or to achieve balance in one-piece flowthrough production lines.

#### *Emissions Control*

We operate 11 emissions control manufacturing facilities in the U.S. and 34 emissions control manufacturing facilities outside of the U.S. We operate four of these international facilities through four joint ventures in which we own a controlling interest and operate four others through four joint ventures in which we own a non-controlling interest. We operate five emissions control engineering and technical facilities worldwide and share two other such facilities with our ride control operations.

Within each of our emissions control manufacturing facilities, operations are organized by component (muffler, catalytic converter, pipe, resonator, and manifold). Our manufacturing systems incorporate cell-based designs, allowing work-in-process to move through the operation with greater speed and flexibility. We continue to invest in plant and equipment to stay on top of the industry. For instance, in our

Harrisonburg, Virginia aftermarket manufacturing facility, we have developed a completely automated production process that handles all facets of pipe production from tube milling to pipe bending.

In an effort to further improve our OE customer service and position ourselves as a Tier-1 OE systems supplier, we have been developing our emissions control manufacturing operations into "just-in-time" or "JIT" systems. In this system, a JIT facility located close to our OE customer's manufacturing plant receives product components from both our manufacturing operations and independent suppliers, handles the module assembly and then ships products to the OEMs on an as-needed basis. To manage the JIT functions and material flow, we have advanced computerized material requirements planning systems linked with our customers' and supplier partners' resource management systems. We have 2 emissions control JIT assembly facilities in the United States and 12 in the rest of the world.

During the 1990's, we expanded our converter and emission system design, development, test and manufacturing capabilities. Our engineering capabilities now include advanced predictive design tools, advanced prototyping processes and state-of-the-art testing equipment. This expanded technological capability makes us a "full system" integrator, supplying complete emissions control systems from the manifold to the tailpipe, to provide full emission and noise control. It also allows us to provide JIT delivery and, when feasible, sequence delivery of emissions control systems to meet customer production requirements.

*Ride Control*

We operate eight ride control manufacturing facilities in the U.S. and 23 ride control manufacturing facilities outside the U.S. We operate five of these international facilities through three joint ventures in which we own a controlling interest. We operate seven engineering and technical facilities worldwide and share two other such facilities with Walker.

Within each of our ride control manufacturing facilities, operations are organized by product (shocks, struts, vibration control products) and include computer numerically controlled, numerically controlled and conventional machine centers; tube milling and drawn-over-mandrel manufacturing equipment; metal inert gas and resistance welding; powdered metal pressing and sintering; chrome plating; stamping; and assembly/test capabilities. Our manufacturing systems incorporate cell-based designs, allowing work-in-process to move through the operation with greater speed and flexibility.

As in the emissions control business, in an effort to further improve our OE customer service and position us as a Tier 1 OE module supplier, we have been developing our manufacturing operations into JIT systems. We have 3 JIT ride control assembly facilities in North America and 2 additional JIT ride control facilities in the rest of the world.

In designing our shock absorbers and struts, we use advanced engineering and test capabilities to provide product reliability, endurance and performance. Our engineering capabilities feature advanced computer aided design equipment and testing facilities. Our dedication to innovative solutions has led to such technological advances as:

- adaptive damping systems — adapts to the vehicle's motion to better control undesirable vehicle motions;
- electronically adjustable suspensions — changes suspension performance based on a variety of inputs such as steering, braking, vehicle height, and velocity; and
- air leveling systems — manually or automatically adjust the height of the vehicle.

Conventional shock absorbers and struts generally compromise either ride comfort or vehicle control. Our innovative grooved-tube, gas-charged shock absorbers and struts provide both ride comfort and vehicle control, resulting in improved handling, less roll, reduced vibration and a wider range of vehicle control. This technology can be found in our premium quality Sensa-Trac® shock absorbers. In late 1997, we further enhanced this technology by adding the SafeTech™ fluon banded piston, which improves shock absorber performance and durability. In 1999, we introduced the Monroe Reflex™ shock absorber, which incorporates our Impact Sensor™ device. This new technology permits the shock absorber to automatically switch in milliseconds between firm and soft compression damping when the vehicle encounters rough road conditions, thus maintaining better tire-to-road contact and improving handling and safety.

*Quality Control*

Quality control is an important part of our production process. Our quality engineers establish performance and reliability standards in the product's design stage, and use prototypes to confirm the component/system can be manufactured to specifications. Quality control is also integrated into the manufacturing process, with shop operators being responsible for quality control of their specific work product. In addition, our inspectors test work-in-progress at various stages to ensure components are being fabricated to meet customers' requirements.

We believe our commitment to quality control and sound management practices and policies is demonstrated by our successful participation in the International Standards Organization/Quality Systems certification process (ISO/QS). ISO/QS certifications are yearly audits that certify that a company's facilities meet stringent quality and business systems requirements. Without either ISO or QS certification, we would not be able to supply OEMs locally or globally. Of those 76 manufacturing facilities where we have determined that ISO 9000 certification is required or would provide us with an advantage in securing additional business, 95% have achieved ISO 9000 certification and we are pursuing certification of the remaining five percent. Of those 74 manufacturing facilities where we have determined that QS certification is required to service our customers or would provide us with an advantage in securing additional business, 91% have achieved QS-9000 certification, and we are pursuing certification of the remaining 9%.

## Business Strategy

Our objective is to enhance profitability by leveraging our global position in the manufacture of emissions control and ride control products and systems. We intend to apply our competitive strengths and balanced mix of products, markets, customers and distribution channels to capitalize on many of the significant existing and emerging trends in the automotive industry. The key components of our business strategy are described below.

*Enhance Global Engineering and Advanced System Capabilities*

We focus on the development of highly engineered systems and complex assemblies and modules, which are designed to provide value-added solutions to customers and generally increase vehicle content and carry higher profit margins than individualized components. In addition, we have developed integrated, electronically linked global engineering and manufacturing facilities, which we believe help us to maintain our presence on top-selling vehicles. We have more than 10 years of experience in integrating systems and modules.

*"Own" the Product Life Cycle*

We seek to leverage our aftermarket expertise, which provides us with valuable consumer demand information, to strengthen our competitive position with OEMs. Our market knowledge, coupled with our leading aftermarket presence, strengthens our ties with our OE customer base and drives OE acceptance of our aftermarket products and technologies for use in original vehicle manufacturing.

*Commercialize Innovative, Value-Added Products*

To differentiate our offerings from those of our competitors, we focus on commercializing innovative, value-added products, both on our own and through strategic alliances, with emphasis on highly engineered systems and complex assemblies and modules. We seek to continually identify and target new, fast-growing niche markets and commercialize our new technologies for these markets, as well as our existing markets.

For example, in late 1998, we reached an agreement with Öhlins Racing A.B. to jointly develop advanced, electronically controlled suspension damping systems which decrease spring movement and in 2001 Volvo selected a system designed pursuant to our agreement with Öhlins for use in Volvo's P202R model. In February 2002 we entered into an agreement with Vibracoustic GmbH & Co. to develop a pneumatic spring shock absorber (or "Luft Feder Dampfer") system for automotive vehicle and other applications.

*Leverage Aftermarket Brand Names*

We manufacture and market leading brand name products. Monroe® ride control products and Walker® emissions control products, which have been offered to consumers for over 50 years, are two of the most recognized brand name products in the automotive parts industry. We continue to emphasize product value differentiation with these brands and our other primary brands, including:

- the Monroe Reflex™ shock absorber which features an Impact Sensor™ device to maintain better tire-to-road contact and improve handling and safety under rough road conditions;
- the Monroe Sensa-Trac® line of shock absorbers, that has been enhanced by the SafeTech™ system technology which incorporates a fluon banded piston to improve performance and durability;
- Walker's Quiet-Flow® muffler, which features an open flow design that increases exhaust flow, improves sound quality and significantly reduces exhaust back pressure when compared to other replacement mufflers;
- Rancho® ride control products for the high-performance light truck market;
- DynoMax™ high-performance emissions control systems;
- Walker Perfection™ catalytic converters;
- Clevite™ elastomeric vibration control components, which are primarily rubber products used to reduce vibration through "cushioning" a connection or contact point; and
- in European markets, Walker™ and Aluminox™ mufflers.

We are capitalizing on our brand strength by incorporating newly acquired product lines within existing product families. We believe brand equity is a key asset in a time of customer consolidation and merging channels of distribution.

*Achieve Greater Content per Vehicle*

With increasingly stricter emissions regulations forecasted, we believe that available emissions control content per light vehicle for all parts suppliers we will rise over the next several years as a result of the introduction of multiple catalytic converters per vehicle and heat exchangers. Further, we believe that consumers' greater emphasis on automotive safety could also allow available ride control content per light vehicle for all parts suppliers to rise over the next several years for luxury and performance vehicles featuring state-of-the-art ride control technologies, and that modular ride control assemblies also represent an opportunity to increase vehicle content. We plan to take advantage of these trends by leveraging our existing position on many top-selling vehicle platforms and by continuing to enhance our modular/systems capabilities.

*Diversify End Markets*

One of our goals is to apply our existing design, marketing and manufacturing capabilities to penetrate a variety of adjacent markets. We believe that our capabilities could be used for heavy-duty vehicle and industrial applications, various recreational vehicles, scooters and bicycles. We expect that expanding into markets other than automotive parts will allow us to capitalize on our advanced technical and manufacturing infrastructure to achieve growth in higher-margin businesses.

*Implement Advanced Management Initiatives: BOS, Six Sigma™ and EVA®*

We have adopted Business Operating System (BOS) as a disciplined system to promote and manage continuous improvement. BOS focuses on the assembly and analysis of data for quick and effective problem resolution to create more efficient and profitable operations. We are also implementing Six Sigma™, a methodology and approach designed to minimize product defects and improve operational efficiencies.

In late 1999, we engaged Stern Stewart & Co. to assist us in implementing Economic Value Added (EVA®)[1], a financial tool that more effectively measures how well we employ our capital resources. We have linked the successful application of this management discipline to our incentive compensation program.

*Maintain Operating Cost Leadership*

In addition to implementing BOS, Six Sigma and EVA, we intend to continue to reduce costs by:

- standardizing products and processes throughout our operations;
- further developing our global supply chain management capabilities;
- improving our information technology;
- increasing efficiency through employee training;
- investing in more efficient machinery; and
- enhancing the global coordination of costing and quoting procedures.

Beginning in the fourth quarter of 1998, we commenced a series of steps designed to reduce administrative and operational costs and improve cost management as follows:

- In the fourth quarter of 1998, we began an operational and administrative restructuring which resulted in the closing of two plant locations and five distribution centers, and the elimination of a total of approximately 752 positions. This restructuring was completed in mid-2000.
- In December 1999, we implemented a supplemental restructuring plan which involved: the closure in Europe of a ride control manufacturing facility and an exhaust just-in-time plant and the closure or downsizing of four aftermarket distribution centers; the closure in North America of an exhaust manufacturing facility; and the elimination of a total of approximately 780 positions worldwide. With the exception of closing one distribution center in Europe, which we expect to complete in 2002, these activities were completed in 2001.
- In October 2000, we put in place an additional restructuring plan, which called for the consolidation of our North American aftermarket exhaust production at one plant and a salaried workforce reduction of 700 positions worldwide. This restructuring was substantially complete, with the exception of certain European workforce reductions, by the end of 2001.
- In December 2000, we realigned our North American original equipment business around its two major product areas — ride control and emissions control — and consolidated our program management resources to original equipment manufacturers under a single global team. We also realigned our Japanese original equipment business operations by integrating it with our former international vehicle and emerging market units into a single international group.
- In January 2001, we undertook a separate initiative to eliminate an additional 405 salaried positions worldwide, 215 of which were taken immediately. This cost-reduction plan is expected to be fully completed by the end of the first quarter of 2002.

---

[1] EVA® is a registered trademark of Stern Stewart & Co.

- In December 2001, we began implementing Project Genesis, an initiative designed to optimize our global manufacturing, distribution and logistics footprint. Pursuant to the first phase of this initiative, we plan to close 8 facilities, consolidate or rearrange 20 others to improve work flow and move production assets among some of our plants. We expect to eliminate 900 employees as a result of this initiative, which is expected to be substantially complete by the end of the first quarter of 2002. Future phases of this initiative, which have not yet been finalized, will require approval by our board of directors and, depending upon the costs of the plans, could require approval by our senior lenders.

For additional information concerning our restructuring efforts, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries included under Item 8.

*Take Advantage of Opportunities Offered by the Internet*

As part of our overall effort to reduce costs, increase efficiencies and improve customer service, we are seeking to take advantage of the opportunities offered by the Internet.

Our initiatives in this area include:

- In January 2000 we launched our TAsupplier.com website which provides our North American vendors with on-line access to our supplier and quality manuals. Multi-language versions of our supplier manuals were put on-line for our European and South American vendors in July 2000. In 2000, we also upgraded our South American website to allow our vendors to view forecasts, shipment releases and report cards online.

- In May 2000, we launched one of the industry's first on-line aftermarket customer order management systems — www.ta-direct.com — that allows customers to place and track orders 24 hours a day. The new site streamlines purchasing by providing immediate order placement, pricing, stock and order status, and shipment tracking. We currently have over 800 customers registered to use the system, which generates almost 2,500 inquiries per month. In May 2002 we plan to extend ta-direct to ride control, enabling all of our aftermarket customers to place orders on line.

- In September 2000, we acquired a minority interest in TecCom GmbH, a German e-commerce company founded by a consortium of 20 automotive parts suppliers. TecCom was formed to provide an on-line aftermarket customer order management system for the European market. We are currently testing the TecCom System with two exhaust customers in Germany. We plan to commence testing with two additional German ride control customers in April 2002.

- In August 2001, we launched a website which permits engineers from our company and General Motors to view and update data required to create new elastomer products

*Execute Focused Transactions*

In the past, we have been successful in identifying and capitalizing on strategic acquisitions and alliances to achieve growth. Through these acquisitions and alliances, we have: (1) expanded our product portfolio; (2) realized incremental business with existing customers; (3) gained access to new customers; and (4) achieved leadership positions within new geographic markets.

Where appropriate, we intend to continue to pursue strategic alliances and transactions that complement our existing technology and systems development efforts and/or enhance our global presence. This focused strategy should assist us in aligning with strong local partners to penetrate international markets and with companies that have proven proprietary technology and recognized research capabilities necessary to help develop further leadership in systems integration.

### Strategic Acquisitions and Alliances

Strategic acquisitions, joint ventures and alliances have been an important part of our growth. Through this strategy, we have expanded to meet customers' global requirements. This strategy has also allowed us to acquire or align with companies that possess proven technology and research capabilities, furthering, we believe, our leadership in systems integration.

*Emissions Control*

- In 1997, we acquired Autocan, a Mexican catalytic converter and exhaust pipe assembly manufacturer. We also acquired the manufacturing operations of MICHEL, a privately owned, Polish-based manufacturer of replacement market emissions control systems for passenger cars in Eastern Europe.

- In 1998, we established a joint venture in Shanghai, China to supply emissions control systems to the Central and Southern Chinese automotive markets. We also established a joint venture in Pune, India to supply emissions control systems to OE customers and the aftermarket.

- In 2000, we entered into a strategic alliance agreement with Futaba Industrial Co., Ltd., a leading Japanese emissions control manufacturer through which the companies are to jointly evaluate, bid on and obtain awards for OE supply of certain emissions control products and systems for use on "global platforms" requiring significant Japan-based engineering and/or manufacturing support. The goal of the alliance is to bring together our global manufacturing footprint and customer relationships with Futaba's expertise and customer relationships with Japanese OEMs. In connection with the alliance, the two companies also formed a joint venture to develop and produce emission control components and stamped products at our former manufacturing facility in Burnley, England.

- In July 2001, we formed a joint venture with Yarnapund Ltd., a Thai emissions control system manufacturer, to produce emissions control systems for the Isuzu I-190 vehicle platform to be assembled in Thailand by Isuzu Motors Co. (Thailand) Ltd.

*Ride Control*

- In 1997, we entered into a joint venture which resulted in our acquisition of majority ownership of Armstrong, a leading South African manufacturer of ride control products. In 2000, we increased our ownership interest in this joint venture to 74.9%.

- In early 1998, we entered into an agreement with Öhlins Racing AB, a Swedish ride control system manufacturer to jointly develop advanced, electronically controlled suspension dampening systems which decrease spring movement.

- In early 1999, we completed the acquisition of Kinetic Ltd., an Australian suspension engineering company with advanced roll control technology.

- In July 2001, we entered into a strategic alliance with Tokico Ltd. a leading Japanese ride control supplier, through which the companies are to jointly evaluate, bid on and obtain awards for OE supply of certain ride control products for use on "global" platforms requiring significant Japan-based engineering and/or manufacturing support. The goal of the alliance is to bring together our global manufacturing footprint and customer relationships with Tokico's expertise and customer relationships with Japanese OEs.

- In February 2002, we entered into a cooperation agreement with Vibracoustic GmbH & Co. KG, a German manufacturer of pneumatic spring and related systems, pursuant to which the companies plan to work together to develop a pneumatic spring shock absorber or "Luft-Feder-Dampfer" system for automotive vehicle and other technical applications.

### Other

As of March 1, 2002, we had approximately 20,145 employees, approximately 55% of which are covered by collective bargaining agreements and approximately 36% of which are governed by European works councils. Twenty-seven of our existing labor agreements, covering approximately 40% of our employees, are scheduled for renegotiation in 2002. We regard our employee relations as generally satisfactory.

The principal raw material utilized by us is steel. We obtain steel from a number of sources pursuant to various contractual and other arrangements. We believe that an adequate supply of steel can presently be obtained from a number of different domestic and foreign suppliers.

We hold a number of domestic and foreign patents and trademarks relating to our products and businesses. We manufacture and distribute our products primarily under the Walker® and Monroe® brand names, which are well-recognized in the marketplace and are registered trademarks. The patents, trademarks and other intellectual property owned by or licensed to us are important in the manufacturing, marketing and distribution of our products.

## ENVIRONMENTAL MATTERS

We estimate that we and our subsidiaries will make capital expenditures for environmental matters of approximately $3 million in 2002 and approximately $1 million in 2003.

For additional information regarding environmental matters, see Item 3, "Legal Proceedings," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 11 to the Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries included under Item 8.

## ITEM 2. PROPERTIES.

We lease our principal executive offices, which are located at 500 North Field Drive, Lake Forest, Illinois, 60045.

Walker operates 11 manufacturing facilities in the U.S. and 34 manufacturing facilities outside of the U.S. Walker operates five engineering and technical facilities worldwide and shares two other such facilities with Monroe. Fourteen of Walker's plants are JIT facilities.

Monroe operates eight manufacturing facilities in the U.S. and 23 manufacturing facilities outside the U.S. Monroe operates seven engineering and technical facilities worldwide and shares two other such facilities with Walker. Five of Monroe's plants are JIT facilities.

The above described manufacturing locations outside of the U.S. are located in Canada, Mexico, Belgium, Spain, the United Kingdom, the Czech Republic, Turkey, South Africa, France, Denmark, Sweden, Germany, Poland, Portugal, Argentina, Brazil, Australia, New Zealand, China, and India. We also have sales offices located in Australia, Argentina, Canada, Italy, Japan, Poland, Russia, Singapore, Thailand and Sweden.

We own approximately one half of the properties described above and lease the other half. We hold nine of the above-described international manufacturing facilities through seven joint ventures in which we own a controlling interest and hold four others through four joint ventures in which we own a non-controlling interest. We also have distribution facilities at our manufacturing sites and at a few offsite locations, substantially all of which we lease.

We believe that substantially all of our plants and equipment are, in general, well maintained and in good operating condition. They are considered adequate for present needs and, as supplemented by planned construction, are expected to remain adequate for the near future.

We also believe that we have generally satisfactory title to the properties owned and used in our respective businesses.

## ITEM 3. LEGAL PROCEEDINGS.

At December 31, 2001, we had been designated as a potentially responsible party in two Superfund sites. We have estimated our share of the remediation costs for these sites to be less than $1 million in the aggregate. In addition to the Superfund sites, we may have the obligation to remediate current or former facilities and we estimate our share of remediation costs at these facilities to be approximately $17 million. For both the Superfund sites and our current and former facilities, we have established reserves that we believe are adequate for these costs. Although we believe our estimates of remediation costs are reasonable and are based on the latest available information, the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. At some sites, we expect that other parties will contribute to the remediation costs. In addition, at the Superfund sites, the Comprehensive Environmental Response, Compensation and Liability Act provides that our liability could be joint and several, meaning that we could be required to pay in excess of our share of remediation costs. Our understanding of the financial strength of other potentially responsible parties at the Superfund sites, and of other liable parties at our current and former facilities has been considered, where appropriate, in our determination of our estimated liability.

As we previously disclosed, we undertook a third-party evaluation of estimated environmental remediation costs at one of our facilities beginning in 2000. The evaluation was initiated as a result of testing that indicated the potential underground migration of some contaminants beyond our facility property. We completed and analyzed the results of our evaluation of contamination and migration from that facility. We initially increased the reserve by $3 million in the fourth quarter of 2000 and $5 million in the first quarter of 2001. However, through further investigation of alternative remediation technologies we were able to identify a more efficient technology and reduced the reserve by $4 million in the fourth quarter of 2001.

We believe that any potential costs associated with our current status as a potentially responsible party in the Superfund sites, or as a liable party at our current or former facilities, will not be material to our results of operations or consolidated financial position. For additional information concerning environmental matters, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the caption "Environmental Matters" under Note 11 to the Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries, included as Item 8.

In May 1999, we, along with our former wholly-owned subsidiary, Tenneco Packaging Inc. (now known as Pactiv), and a number of containerboard manufacturers were named as defendants in a civil class action antitrust lawsuit pending in the United States District Court for the Eastern District of Pennsylvania. The lawsuit alleges that the defendants conspired to raise linerboard prices for corrugated containers and corrugated sheets, respectively, from October 1, 1993 through November 30, 1995, in violation of Section 1 of the Sherman Act. The lawsuit seeks treble damages in an unspecified amount, plus attorney fees. Under and in accordance with the distribution agreement we entered into with Pactiv before the 1999 Spin-off, as between us and Pactiv, Pactiv will be responsible for defending the claims and for any liability resulting from the action. Accordingly, we believe the outcome of this litigation will not have a material adverse effect on our financial position or results of operations.

We are also party to various other legal proceedings arising from our operations. We believe that the outcome of these other proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or results of operations.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to the vote of security holders during the fourth quarter of 2001.

## ITEM 4.1. EXECUTIVE OFFICERS OF THE REGISTRANT.

The following provides information concerning the persons who serve as our executive officers as of March 1, 2002. Each of these individuals, other than Kenneth Trammell, Hari Nair, Brent Bauer and Neal Yanos, were named as executive officers of our company effective November 4, 1999, the day of the 1999 Spin-off, at which time our then-existing executive officers resigned. Mr. Trammell was made an executive officer in December 1999. Mr. Yanos became an executive officer in December 2000, Mr. Nair was made an executive officer in January 2001 and Mr. Bauer became an executive officer in July 2001. Prior to becoming our executive officers, many of these individuals had served in our automotive operations. Accordingly, for periods prior to November 4, 1999, references to service to "us" or "our company" reflect services to Tenneco's automotive operations.

| Name (and Age at December 31, 2001) | Offices Held |
|---|---|
| Mark P. Frissora (46) | Director<br>Chairman, President and Chief Executive Officer |
| Timothy R. Donovan (46) | Executive Vice President, General Counsel and Managing Director — International |
| Hari N. Nair (41) | Executive Vice President and Managing Director — Europe |
| Mark A. McCollum (42) | Senior Vice President and Chief Financial Officer |
| Richard P. Schneider (54) | Senior Vice President — Global Administration |
| Timothy E. Jackson (45) | Senior Vice President — Global Technology |
| David G. Gabriel (43) | Senior Vice President and General Manager — North American Aftermarket |
| Brent Bauer (46) | Senior Vice President and General Manager — North American and European Original Equipment Emissions Control |
| Neal Yanos (40) | Vice President and General Manager — North American Original Equipment Ride Control |
| Kenneth R. Trammell (41) | Vice President and Controller |

Mark P. Frissora — Mr. Frissora became our Chief Executive Officer in connection with the 1999 Spin-off and has been serving as President of the automotive operations since April 1999. In March 2000, he was also named our Chairman. From 1996 to April 1999, he held various positions within our automotive operations, including Senior Vice President and General Manager of the worldwide original equipment business. Mr. Frissora joined our company in 1996 from AeroquipVickers Corporation, where he served since 1991 as a Vice President. In the 15 years prior to joining AeroquipVickers, he spent 10 years with General Electric and 5 years with Philips Lighting Company in management roles focusing on product development and marketing. He is a member of The Business Roundtable and the World Economic Forum's Automotive Board of Governors.

Timothy R. Donovan — Mr. Donovan was named Managing Director of our International Group in May 2001 with responsibility for all operations in Asia and South America, as well as our Japanese OE business worldwide. He was named Senior Vice President and General Counsel of our company in August 1999. He was promoted to Executive Vice President in December 2001. Mr. Donovan also is in charge of our worldwide Environmental, Health and Safety Program. Mr. Donovan was a partner in the law firm of Jenner & Block from 1989 until his resignation in September 1999, and most recently served as the Chairman of Jenner & Block's Corporate and Securities Department and as a member of its Executive Committee.

Hari N. Nair — Mr. Nair was named our Senior Vice President and Managing Director — International in December 2000 and was promoted to Executive Vice President and Managing Director — Europe effective June 2001. Prior to December 2000, Mr. Nair was the Vice President and Managing Director — Emerging Markets. Previously, Mr. Nair was the Managing Director for Tenneco Automotive Asia, based in Singapore and responsible for all operations and development projects in Asia. He began his career with Tenneco Inc. in 1987, holding various positions in strategic planning, marketing, business development, and finance. In 1992 he was named Director, Total Quality Management System for Tenneco Automotive, and later named Director of International Business Development. Prior to joining Tenneco, Mr. Nair was a senior financial analyst at General Motors focusing on European operations.

Mark A. McCollum — Mr. McCollum joined our automotive operations in April 1998. Prior to that he served as Tenneco Inc.'s Vice President, Corporate Development and was responsible for executing strategic transactions in both the automotive and packaging businesses. From January 1995 to April 1998, he served in various capacities for Tenneco Inc., including Vice President, Financial Analysis and Planning and Corporate Controller. Before that, Mr. McCollum spent 14 years with the international public accounting firm of Arthur Andersen LLP, serving as an audit and business advisory partner of the company's worldwide partnership from 1991 to December 1994.

**Richard P. Schneider** — Mr. Schnieder was named as our Senior Vice President — Global Administration in connection with the 1999 Spin Off and is responsible for the development and implementation of human resources programs and policies and employee communications activities for our worldwide operations. Prior to the 1999 Spin Off, Mr. Schneider served as our Vice President-Human Resources. He joined us in 1994 from International Paper Company where, during his 20 year tenure, he held key positions in labor relations, management development, personnel administration and equal employment opportunity.

**Timothy E. Jackson** — Mr. Jackson joined us as Senior Vice President and General Manager — North American Original Equipment and Worldwide Program Management in June 1999. He served in this position until August 2000, at which time he was named Senior Vice President — Global Technology. Mr. Jackson joined us from ITT Industries where he was President of that company's Fluid Handling Systems Division. With over 20 years of management experience, 14 within the automotive industry, he was also Chief Executive Officer for HiSAN, a joint venture between ITT Industries and Sanoh Industrial Company. Mr. Jackson has also served in senior management positions at BF Goodrich Aerospace and General Motors Corporation.

**David G. Gabriel** — Mr. Gabriel was named our Senior Vice President and General Manager — North American Aftermarket in August 1999. From March to August 1999, Mr. Gabriel was the Vice President of Operations for our North American aftermarket business. From March 1997 to March 1999, he served as Vice President of Manufacturing for our North American aftermarket business. From February 1995 to March 1997, he served as Executive Director of Supplier Development for Tenneco Business Services. Before joining Tenneco Business Services in February 1995, Mr. Gabriel spent 15 years in various operating positions of increasing responsibility with the Pepsi Cola Company and Johnson & Johnson.

**Brent Bauer** — Mr. Bauer joined Tenneco Automotive in August 1996 as a Plant Manager and was named Vice President and General Manager — European Original Equipment Emission Control in September 2000. He was promoted to his current position in July 2001. Prior to joining Tenneco, he was employed at Aeroquip/Vickers Corporation for 10 years in positions of increasing responsibility serving most recently as Director of Operations.

**Neal Yanos** — Mr. Yanos was named our Vice President and General Manager — North American Original Equipment Ride Control in December 2000. He joined our Monroe ride control division as a process engineer in 1988 and since that time has served in a broad range of assignments including product engineering, strategic planning, business development, finance, program management and marketing, including most recently Director of our North American original equipment GM/VW business unit. Before joining our company, Mr. Yanos was employed in various engineering positions by Sheller Globe Inc. (now part of Lear Corporation) from 1985 to 1988.

**Kenneth R. Trammell** — Mr. Trammell was named our Vice President and Controller in September 1999. From April 1997 to November 1999 he served as Corporate Controller of Tenneco Inc. He joined Tenneco Inc. in May 1996 as Assistant Controller. Before joining Tenneco Inc., Mr. Trammell spent 12 years with the international public accounting firm of Arthur Andersen LLP, last serving as a senior manager.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our outstanding shares of common stock, par value $.01 per share, are listed on the New York, Chicago, Pacific and London Stock Exchanges. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock on the New York Stock Exchange Composite Transactions Tape, and the dividends paid per share of common stock.

| Quarter | Sales Prices High | Sales Prices Low | Dividends Paid |
|---|---|---|---|
| 2001 | | | |
| 1st | $ 4.2500 | 2.6200 | $ — |
| 2nd | 4.4900 | 2.4000 | — |
| 3rd | 5.4500 | 1.8600 | — |
| 4th | 2.3000 | 1.3500 | — |
| 2000 | | | |
| 1st | $11.5000 | $7.0000 | $.05 |
| 2nd | 9.5000 | 5.2500 | .05 |
| 3rd | 7.6250 | 4.8125 | .05 |
| 4th | 5.3125 | 2.5000 | .05 |

As of March 1, 2002, there were approximately 86,000 holders of record of our common stock, including brokers and other nominees.

The declaration of dividends on our capital stock is at the discretion of our Board of Directors. The board has not adopted a dividend policy as such; subject to legal and contractual restrictions, its decisions regarding dividends are based on all considerations that in its business judgment are relevant at the time. These considerations may include past and projected earnings, cash flows, economic, business and securities market conditions and anticipated developments concerning our business and operations.

We are highly leveraged and restricted with respect to the payment of dividends under the terms of our financing arrangements. On January 10, 2001, we announced that our board of directors eliminated the regular quarterly dividend on the company's common stock. The board took this action in response to then-current industry conditions, primarily greater than anticipated production volume reductions by original equipment manufacturers in North America and continued softness in the global aftermarket. For additional information concerning our payment of dividends, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 6. SELECTED FINANCIAL DATA.

## TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES
## SELECTED CONSOLIDATED FINANCIAL DATA

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001(a) | 2000(a) | 1999(a) | 1998(a) | 1997(a) |
| | (Millions Except Share and Per Share Amounts) | | | | |
| **Statements of Income Data:** | | | | | |
| Net sales and operating revenues from continuing operations — | | | | | |
| North America | $ 1,799 | $ 1,956 | $ 1,749 | $ 1,670 | $ 1,704 |
| Europe | 1,305 | 1,292 | 1,273 | 1,278 | 1,204 |
| Other | 318 | 348 | 297 | 316 | 351 |
| Intergroup sales | (58) | (68) | (59) | (45) | (55) |
| | $ 3,364 | $ 3,528 | $ 3,260 | $ 3,219 | $ 3,204 |
| Income from continuing operations before interest expense, income taxes, and minority interest — | | | | | |
| North America | $ 52 | $ 68 | $ 166 | $ 58 | $ 216 |
| Europe | 23 | 40 | 44 | 155 | 153 |
| Other | 17 | 12 | (62) | 14 | 26 |
| Total | 92 | 120 | 148 | 227 | 395 |
| Interest expense (net of interest capitalized)(b) | 170 | 186 | 106 | 69 | 58 |
| Income tax expense | 51 | (27) | 82 | 13 | 80 |
| Minority interest | 1 | 2 | 23 | 29 | 23 |
| Income (loss) from continuing operations | (130) | (41) | (63) | 116 | 234 |
| Income (loss) from discontinued operations, net of income tax(c) | — | — | (208) | 139 | 127 |
| Extraordinary loss, net of income tax(d) | — | (1) | (18) | — | — |
| Cumulative effect of changes in accounting principles, net of income tax(e) | — | — | (134) | — | (46) |
| Net income (loss) to common stock | $ (130) | $ (42) | $ (423) | $ 255 | $ 315 |
| Average number of shares of common stock outstanding | | | | | |
| Basic | 37,779,837 | 34,735,766 | 33,480,686 | 33,701,115 | 34,052,946 |
| Diluted | 38,001,248 | 34,906,825 | 33,656,063 | 33,766,906 | 34,160,327 |
| Earnings (loss) per average share of common stock — | | | | | |
| Basic: | | | | | |
| Continuing operations | $ (3.43) | $ (1.18) | (1.87) | 3.45 | 6.87 |
| Discontinued operations(c) | — | — | (6.23) | 4.13 | 3.73 |
| Extraordinary loss(d) | — | (.02) | (.55) | — | — |
| Cumulative effect of changes in accounting principles(e) | — | — | (3.99) | — | (1.35) |
| | $ (3.43) | $ (1.20) | $ (12.64) | $ 7.58 | $ 9.25 |
| Diluted: | | | | | |
| Continuing operations | $ (3.43) | $ (1.18) | (1.87) | 3.44 | 6.85 |
| Discontinued operations(c) | — | — | (6.23) | 4.12 | 3.72 |
| Extraordinary loss(d) | — | (.02) | (.55) | — | — |
| Cumulative effect of changes in accounting principles(e) | — | — | (3.99) | — | (1.35) |
| | $ (3.43) | $ (1.20) | $ (12.64) | $ 7.56 | $ 9.22 |
| Cash dividends per common share | $ — | $ .20 | $ 4.50 | $ 6.00 | $ 6.00 |

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001(a) | 2000(a) | 1999(a) | 1998(a) | 1997(a) |
| | (Millions Except Share, Per Share and Ratio Amounts) | | | | |
| **Balance Sheet Data:** | | | | | |
| Net assets of discontinued operations(c) | $ — | $ — | $ — | $ 1,739 | $ 1,771 |
| Total assets | 2,681 | 2,886 | 2,943 | 4,759 | 4,682 |
| Short-term debt(b) | 191 | 92 | 56 | 304 | 75 |
| Long-term debt(b) | 1,324 | 1,435 | 1,578 | 671 | 713 |
| Debt allocated to discontinued operations(b) | — | — | — | 2,456 | 2,123 |
| Minority interest | 15 | 14 | 16 | 407 | 408 |
| Shareholders' equity | 74 | 330 | 422 | 2,504 | 2,528 |
| **Statement of Cash Flows Data:** | | | | | |
| Net cash provided (used) by operating activities | $ 141 | $ 234 | $ (254) | $ 532 | $ 519 |
| Net cash (used) by investing activities | (126) | (157) | (1,188) | (754) | (887) |
| Net cash provided (used) by financing activities | 3 | (123) | 1,495 | 216 | 354 |
| Capital expenditures for continuing operations | 127 | 146 | 154 | 195 | 221 |
| **Other Data:** | | | | | |
| EBITDA(f) | $ 245 | $ 271 | $ 292 | $ 377 | $ 505 |
| Ratio of earnings to fixed charges(g) | .6 | .6 | 1.0 | 2.2 | 4.8 |

NOTE: Our financial statements which are discussed in the following notes are included in this Form 10-K. They cover the three years ended December 31, 2001.

(a) For a discussion of the significant items affecting comparability of the financial information for the years ended 2001, 2000, and, 1999, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have reduced revenues for 2000, 1999, 1998, and 1997 by $21 million, $19 million, $18 million, and $22 million, respectively, to reflect the reclassification of certain sales incentives that were previously shown in selling, general, and administrative expense. You should read Note 1 to the financial statements for further information about this required accounting change.

(b) Debt amounts for 1998 and 1997, and for 1999 through November 4, 1999, are net of allocations of corporate debt to the net assets of our discontinued specialty packaging and paperboard packaging segments. Interest expense for periods presented is net of interest expense allocated to income from discontinued operations. These allocations of debt and related interest expense are based on the ratio of our investment in the specialty packaging and paperboard packaging segments' respective net assets to our consolidated net assets plus debt. You should also read Notes to the Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries for more information.

(c) Discontinued operations reflected in the above periods consist of our (1) specialty packaging segment, which was discontinued in August 1999 and (2) paperboard packaging segment, which was discontinued in June 1999. You should also read Notes to the Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries for more information.

(d) Represents our costs related to prepayment of debt, the 1999 loss recognized in connection with the contribution of the containerboard assets to a new joint venture, and the 1999 loss recognized in the spin-off of Tenneco Packaging Inc. You should also read Notes to the Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries for more information.

(e) In 1999, we implemented the American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." In addition, effective January 1, 1999, we changed our method of accounting for customer acquisition costs from a deferred method to an expense-as-incurred method. In 1997, we implemented the Financial Accounting Standards Board's Emerging Issues Task Force Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." You should also read Notes to the Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries for additional information.

(f) EBITDA represents income from continuing operations before interest expense, income taxes, minority interest and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors and other interested parties as an indicator of a company's ability to incur and service debt. We believe EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods, particularly when acquisitions are involved, or nonoperating factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.

(g) For purposes of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, the portion of rental expense considered representative of the interest factor and capitalized interest. For purposes of computing these ratios, preferred stock dividends have been included in the calculations on a pre-tax basis. For 2001 and 2000, earnings were insufficient by $81 million and $74 million, respectively, to cover fixed charges.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

As you read the following review of our financial condition and results of operations, you should also read our financial statements and related notes beginning on page 53.

### Background

Tenneco Automotive Inc., is one of the world's leading manufacturers of automotive emissions control and ride control products for both the original equipment and aftermarket. We completed the separation of our packaging business in a series of transactions during 1999, culminating in the spin-off to our shareholders of the common stock of Pactiv Corporation (formerly known as Tenneco Packaging, Inc.), on November 4, 1999. As a result, our former specialty and paperboard packaging operations are presented as discontinued operations in the accompanying financial statements. You should read Note 3 to the financial statements for more information about our discontinued operations.

### Years 2001 and 2000

*Operating Units Results*

*Net Sales and Operating Revenues*

| | 2001 | 2000 | % Change |
|---|---|---|---|
| | (millions) | | |
| North America | $1,790 | $1,946 | (8)% |
| Europe | 1,266 | 1,247 | 2 |
| Rest of World | 308 | 335 | (8) |
| | $3,364 | $3,528 | (5) |

Results for 2000 have been reclassified for comparability to reflect a change in how we record certain sales incentives. Effective January 1, 2001, we changed the way we classify some sales incentives in accordance with the May 2000 consensus reached by the Financial Accounting Standards Board's Emerging Issues Task Force on Issue No. 00-14, Accounting for Certain Sales Incentives. The impact of this reclassification on 2000 results was a reduction in net sales of $21 million with an offsetting reduction in selling, general and administrative expense.

Our North American revenues decreased $156 million in 2001 compared to 2000 reflecting lower sales generated from both our original equipment and aftermarket businesses. OE revenues declined 8 percent to $1,275 million in the current year due mostly to significant OE production cutbacks in both the light and heavy-duty vehicle segments as vehicle manufacturers adjusted production levels in the face of a slowing economy. OE emissions control revenues declined 5 percent; however, excluding a $68 million increase in catalytic converter revenues due to increased cost of precious metals that are passed through to our customers, OE emissions control revenues declined 16 percent. These "pass-through" catalytic converter sales occur when, at the direction of our OE customer, we purchase catalytic converters or components from suppliers, use them in our manufacturing process, and sell them as part of the completed system. OE ride control revenues were down 15 percent for the year. Lower ride control volumes, especially in our heavy-duty elastomer business, contributed to the decline in OE ride control revenues. Contributing to the volume reduction was a decrease in the North American light vehicle build rate from 17.3 million units in 2000 to 15.5 million units in 2001, and a decline in the heavy duty vehicle build rate from 358 thousand units in 2000 to 233 thousand units in 2001. OE price reductions in both ride control and emissions control also contributed $11 million to the North America revenue decrease. Aftermarket revenues were $515 million in 2001, representing a decline of 7 percent from the previous year. Lower industry volumes continue to impact our North American aftermarket business. Aftermarket emissions control revenues decreased 10 percent in 2001, while our aftermarket ride control revenues declined 4 percent compared to a year ago. Lower volumes accounted for $57 million of the reduction in aftermarket revenues. This was partially offset by revenues from a new large ride control customer beginning in the third quarter of 2001.

Price increases implemented on some products in North America in the first and second quarters of 2001 have taken hold and have more than offset negative price adjustments that were initiated during 2000. Overall, we believe our share of the North American ride control aftermarket increased 3 percentage points to 52 percent at the end of 2001, reflecting the addition of new customers. However, our share of the North American emissions control aftermarket decreased 3 percentage points to 35 percent at the end of 2001 due to sales to our existing customers. There were no significant changes in our North American emissions control aftermarket customer base in 2001.

Our European segment's revenues increased $19 million in 2001 compared to last year. OE revenues increased 9 percent to $962 million in the year. Contributing to the OE revenue increase were stronger exhaust volumes, which added $144 million of additional revenue, in both our new and existing programs. Rising precious metal prices that we have passed through to our OE exhaust customers are $82 million of the increase. Excluding the impact of these pass-through sales, OE exhaust revenues would have increased 3 percent. Offsetting the volume increase was the devaluation of currency which reduced exhaust revenues by $32 million. Ride control revenues were down 8 percent year over year. Lower volumes reduced revenues by $14 million. Also the devaluation of European currencies resulted in a reduction in OE ride control revenues of $9 million in 2001. Excluding these currency impacts, overall European OE revenues would have increased 14 percent in 2001 compared to the prior year. The overall European build rate was 19.5 million units compared to 19.9 million units in 2000. The primary reason that our European OE revenues exceeded the build rate decrease was a higher level of pass-through sales in our exhaust business. European aftermarket revenues were $304 million in 2001 compared to $367 million in the prior year. This 17 percent decline resulted from the continued softness of the aftermarket industry combined with declining exhaust replacement rates due primarily to the increasing original equipment use of longer lasting stainless steel. Price increases that relate to our global aftermarket pricing strategy provided favorable results in 2001, contributing some positive revenue growth and helping to partially offset the impact from lower volumes. Negatively impacting European aftermarket revenue was the devaluation of European currencies, which reduced revenues by $10 million.

Revenues from our operations in the rest of the world, specifically South America, Australia and Asia, decreased $27 million in 2001 primarily due to the $38 million impact of foreign currency translation. Excluding these currency impacts, total revenues for the rest of the world would have increased 3 percent compared to the same period last year. The impact of foreign currency was $24 million in South America and $14 million in Australia. This was partially offset by strong volume growth in South America and Asia. The South America volume growth is attributable to several new OE programs. In Asia, OE volumes increased due to new platforms in production at our exhaust manufacturing facility in Shanghai.

*Income Before Interest Expense, Income Taxes, and Minority Interest ("EBIT")*

We reported EBIT of $92 million in 2001 compared to $120 million in 2000. Reported results for both years include restructuring and other charges that have an effect on comparability of EBIT results between the years. As a result of the 1999 spin-off, we provided an analysis of stand alone costs for comparability of 1999 to 2000. These are not necessary for the 2001 to 2000 comparisons as they each reflect a full year of stand alone costs. For further discussion on prior year stand alone costs, see "Years

2000 and 1999 – Operating Results – EBIT." The following tables reflect the impact on each segment of the restructuring and other charges.

| | Year Ended December 31, 2001 | | |
|---|---|---|---|
| | Reported Results | Restructuring and Other Charges | Operating Unit Results |
| | | (millions) | |
| North America | $52 | $27 | $ 79 |
| Europe | 23 | 24 | 47 |
| Rest of World | 17 | 4 | 21 |
| Other | — | — | — |
| | $92 | $55 | $147 |

| | Year Ended December 31, 2000 | | |
|---|---|---|---|
| | Reported Results | Restructuring and Other Charges | Operating Unit Results |
| | | (millions) | |
| North America | $ 68 | $44 | $112 |
| Europe | 40 | 13 | 53 |
| Rest of World | 16 | 4 | 20 |
| Other | (4) | 4 | — |
| | $120 | $65 | $185 |

In the preceding table, amounts reported as restructuring and other charges for 2001 include: $42 million related to the 2001 restructuring plans; $9 million for other restructuring related costs and expenses such as relocation and moving costs that could not be accrued as part of the restructuring reserve; $2 million for environmental remediation activity, principally in Europe; and $2 million related to costs associated with the amendment of certain terms of our senior credit facility in early 2001. Amounts reported as restructuring and other charges for 2000 include: $46 million related to the 2000 restructuring plans; $15 million for other related costs and expenses that could not be accrued as part of the restructuring reserve; $13 million related to a stock option buyback and a $9 million reversal of a reserve for the transaction costs related to the November 1999 spin-off of Pactiv. For further details of these costs see the sections entitled "Restructuring Charges" and "Liquidity and Capital Resources – Capitalization" elsewhere in this Management's Discussion and Analysis. The following discussion of our EBIT results for 2001 and 2000 compares the columns in the tables above titled "Operating Unit Results."

EBIT for North American operations decreased to $79 million in 2001 from $112 million a year ago. North American OE EBIT decreased $59 million from the prior year. A drop in both light and heavy-duty vehicle production volumes and a decline in the higher margin elastomer business combined to reduce EBIT for the North American OE business by $24 million. Also, unfavorable pricing impacts were $13 million and we incurred $7 million in higher costs primarily related to engineering for new vehicle launches. Foreign currency losses, mostly attributable to declines in the Canadian dollar, were $5 million. Our restructuring actions saved $7 million. This was, however, more than offset by higher overhead costs. North American aftermarket EBIT increased $26 million over the prior year. Lower selling, general and administrative overhead expenses and cost savings generated from our restructuring efforts improved EBIT by $42 million. Also contributing $6 million to the aftermarket EBIT increase were price increases implemented in the first and second quarters of 2001, which have more than offset negative price adjustments implemented during 2000. Lower volumes resulted in a $17 million decrease in EBIT. Additionally, we incurred increased customer changeover costs of $7 million compared to last year, primarily associated with a new ride control customer.

Our European segment's EBIT decreased $6 million to $47 million in 2001 versus the prior year. European OE EBIT decreased by $8 million from the prior year. Foreign currency movements negatively impacted OE EBIT by $4 million in the period. Lower volumes and negative pricing also contributed to the reduction. Our European aftermarket EBIT increased by $2 million from the prior year. Improved pricing contributed $13 million to EBIT in the year. Lower selling, general and administrative expenses also generated $18 million. Offsetting these increases were lower volumes which decreased EBIT by $27 million.

EBIT for our operations in the rest of the world increased by $1 million in 2001 compared with the prior year. EBIT for our Asia operations improved due to stronger volumes in our OE exhaust operations in Shanghai. This increase was partially offset by the impact of foreign currency devaluation of $2 million.

*EBIT as a Percentage of Revenue*

The following table shows EBIT as a percentage of revenue by segment. The EBIT percentage is calculated after excluding the "Restructuring and Other Charges" described previously.

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| North America | 4% | 6% |
| Europe | 4% | 4% |
| Rest of World | 7% | 6% |
| Total Tenneco Automotive | 4% | 5% |

In North America, EBIT as a percentage of revenue decreased by 2 percent. Production cuts by vehicle manufacturers, declines in higher-margin elastomer sales, pricing pressure from vehicle manufacturers and the increase in pass-through converter sales contributed to the lower margins in our OE business. In the North America aftermarket, EBIT as a percentage of revenue improved due to lower selling, general and administrative expenses and increased prices. In Europe, EBIT margins remained flat despite a 2 percent increase in revenues. This is due to the pass-through sales, which generally have a very low margin, becoming a greater percentage of total revenues. Significant improvements in OE exhaust operations were offset by costs associated with the Polish ride control plant start-up, reserves for bad debt, currency impacts and lower aftermarket volumes. EBIT as a percentage of revenue for the rest of the world increased one percent year over year despite the impact of foreign currency devaluation. Stronger volumes and improved mix offset the foreign currency devaluation.

*Restructuring and Other Charges*

Over the past several years we have adopted plans to restructure portions of our operations. These plans were approved by the Board of Directors and were designed to reduce operational and administrative overhead costs throughout the business. Charges to income related to these plans are recorded in the period in which the plans are finalized and approved, while actions necessary to affect these restructuring plans occur over future periods in accordance with established plans.

The 1999 plan involved closing a ride control manufacturing facility and an exhaust plant in Europe, closing or downsizing four European aftermarket distribution centers, closing a North American exhaust manufacturing facility plus employee reductions of approximately 780. Over 750 employees have been terminated under the 1999 plan as of December 31, 2001. We have delayed closing one European aftermarket distribution location as a result of customer requirements. Actions necessary to complete closing the operation of this location as an aftermarket distribution center are in process, and we expect to complete those actions in 2002. However, we have now determined that we will continue to use the facility in our manufacturing operations. The fourth quarter 2001 restructuring plan described below includes the cost to close a nearby manufacturing facility. Those operations will be moved to the former distribution facility and some of the existing workforce will remain. Therefore, we adjusted the cost to complete the 1999 plan downward by $3 million during the fourth quarter of 2001, representing primarily severance and other related costs that will no longer be incurred. The reversal is reflected in cost of sales in the 2001 income statement. This completes all our restructuring actions related to the 1999 plan.

In the fourth quarter of 2000, our Board of Directors approved a restructuring plan to further reduce administrative and operational overhead costs. We recorded, in the fourth quarter of 2000, a pre-tax charge related to the plan of $46 million, $32 million after tax, or $.92 per diluted common share. Within the statement of income, $13 million of the pre-tax charge is reflected in cost of sales, while $33 million is included in selling, general, and administrative expenses. The charge is comprised of $24 million of severance and related costs for salaried employment reductions worldwide and $22 million for the reduction of manufacturing and distribution capacity in response to long-term market trends. The 2000 plan involved closing a North American aftermarket exhaust distribution facility and a ride control manufacturing plant in our Asian market, as well as the consolidation of some exhaust manufacturing facilities in Europe. In addition, the plan involves the elimination of 700 positions, including temporary employees. We wrote down the assets at the locations to be closed to their estimated fair value, less costs to sell. We estimated the market value of buildings using external real estate appraisals. As a result of the single purpose nature of the machinery and equipment to be disposed of, fair value was estimated to be scrap value less costs to dispose in most cases. We do not expect that cash proceeds on the sale of these assets will be significant. As of December 31, 2001, 600 employees have been terminated under the 2000 plan primarily in North America and Europe. Additionally, 57 temporary employees have been terminated. All restructuring actions are being completed in accordance with our established plan. We expect to complete all restructuring activities related to this plan by the end of the first quarter of 2002. We are conducting all workforce reductions in compliance with all legal and contractual requirements including obligations to consult with worker committees, union representatives and others.

Also in the fourth quarter of 2000, we recorded other charges of $15 million, $10 million after tax, or $.29 per diluted common share. These charges related to a strategic decision to reduce some of the aftermarket parts we offer and to relocation expenses incurred associated with the restructuring plans. The aftermarket parts were written down to their estimated scrap value less costs to sell.

In the first quarter of 2001, our Board of Directors approved a restructuring plan in response to increasingly difficult industry conditions. On January 31, 2001, we announced plans to eliminate up to 405 salaried positions worldwide. We recorded pre-tax charges related to the restructuring of $11 million, $8 million after tax, or $.21 per diluted common share. Within the statement of income, $2 million of the pre-tax charge is reflected in cost of sales, while $9 million is included in selling, general, and administrative expenses. These charges are comprised of $8 million for severance and related costs for salaried employment reductions worldwide and $3 million for costs related to closing a testing facility in North America. As of December 31, 2001, we have eliminated 300 positions in connection with the first quarter 2001 plan. We estimate that we will complete these restructuring activities in the first quarter of 2002. All workforce reductions are being done in compliance with all legal and contractual requirements including obligations to consult with worker committees, union representatives and others.

In the second quarter of 2001, our Board of Directors approved a separate restructuring plan related to closing a North American ride control production line. We recorded pre-tax charges related to the plan of $8 million, $6 million after tax, or $.16 per diluted common share. Within the statement of income, the $8 million charge is included in cost of sales. We wrote down the assets to their fair market value, less costs to sell. As a result of the single purpose nature of the machinery and equipment to be disposed of, fair value was estimated to be scrap value less costs to dispose. Cash proceeds from the sale of these assets were not significant. All restructuring activities related to this plan have been completed.

In the fourth quarter of 2001, our Board of Directors approved a restructuring plan, the first phase of a project known as Project Genesis, designed to lower our fixed costs, improve efficiency and utilization, and better optimize our global footprint. The plan involves closing eight facilities, improving the process flow and efficiency through value mapping and plant arrangement at 20 facilities, relocating production among facilities, and centralizing some functional areas. The facilities include an aftermarket plant and an aftermarket distribution operation in Europe, one building at an emissions control plant complex in North America, a technology facility in North America, and our London-based treasury office. We expect to eliminate 900 employees as a result of these actions. In the fourth quarter of 2001, we recorded pre-tax charges related to the plan of $27 million. Within the statement of income, $23 million of the pre-tax charge is reflected in cost of sales, while $4 million is included in selling, general and administrative expenses. These charges are comprised of $18 million in severance and $9 million for equipment lease cancellation, asset impairment, and other restructuring costs to close the eight facilities. We wrote down the assets at locations to be closed to their estimated fair value, less costs to sell. We estimated the market value of buildings using external real estate appraisals. As a result of the single purpose nature of the machinery and equipment to be disposed of, fair value was estimated to be scrap value less costs to dispose in most cases. We also recorded a pre-tax charge of $4 million in cost of sales related to a strategic decision to adjust some product offerings and our customer supply strategy in the European aftermarket. The aftermarket parts were written down to their estimated scrap value, less cost to sell. Finally, we also incurred $1 million in other restructuring related costs during the fourth quarter for the value mapping and rearrangement of one of our emissions control plants in North America. Since these costs relate to ongoing operations, they could not be accrued as part of the restructuring charge. The total of all these restructuring and other costs recorded in the fourth quarter of 2001 was $32 million before tax, $31 million after tax, or $.81 per diluted common share. We expect to complete all restructuring activities related to this plan by early 2003. We are conducting all workforce reductions in compliance with all legal and contractual requirements including obligations to consult with worker committees, union representatives and others.

In addition to the fourth quarter 2001 charges, we expect to incur other costs during 2002 for moving and rearrangement costs related to Project Genesis that cannot be accrued as part of the restructuring charge. We currently estimate these costs will be about $15 million, and they will be expensed as they are incurred. We also incurred $4 million during 2001 for other restructuring related costs and expenses such as relocation and moving costs that could not be accrued as part of our earlier restructuring reserves.

When complete, we expect that the series of restructuring actions initiated in the fourth quarter of 2001 will generate annualized savings of $30 million.

Amounts related to our restructuring plans, including the plans we initiated in 2001, 2000 and 1999, are shown in the following table.

| | December 31, 2000 Restructuring Reserve | Restructuring Charges | Reserve Reversal | Cash Payments | Charged to Asset Accounts | Impact of Exchange Rates | December 31, 2001 Restructuring Reserve |
|---|---|---|---|---|---|---|---|
| Severence | $23 | $26 | $(2) | $(23) | $ — | $(1) | $23 |
| Asset impairment | — | 17 | — | — | (13) | — | 4 |
| Other | 3 | 7 | (1) | (2) | — | (1) | 6 |
| | $26 | $50 | $(3) | $(25) | $(13) | $(2) | $33 |

In addition to the announced actions, we are evaluating additional opportunities, including additional phases of Project Genesis to initiate actions that will reduce our costs through implementing the most appropriate and efficient logistics, distribution, and manufacturing footprint for the future. Any actions that we take will require review and approval by the Board of Directors and, depending upon the cost of the plans, could require approval by our senior lenders. See "Liquidity and Capital Resources". We plan to conduct any workforce reductions that result in compliance with all legal and contractual requirements including obligations to consult with worker committees, union representatives, and others.

*Interest Expense, Net of Interest Capitalized*

We reported interest expense of $170 million during 2001, compared to $186 million during 2000. The decrease in our total interest expense is primarily due to lower interest rates on our variable rate debt. See more detailed explanations on our debt structure in "Liquidity and Capital Resources — Capitalization" later in this Management's Discussion and Analysis.

*Income Taxes*

We recorded a tax expense during 2001 of $51 million. Tax expense for 2001 included a $66 million expense for repatriation of earnings from some of our foreign subsidiaries. We took this action to better facilitate movement of cash balances among our overseas subsidiaries while minimizing cash tax payments in foreign jurisdictions. Our effective tax rate before this change was a 19 percent benefit on our pre-tax loss. The primary reason that this differs from our statutory tax rate of 35 percent is the non-deductible portion of our restructuring charges. See Note 6 to the financial statements for a reconciliation of our tax expense to the statutory rate.

We recorded a tax benefit during 2000 of $27 million, for an effective tax rate of 41 percent. This benefit was higher than the statutory rate due to the consolidation of our Mexican entities into one tax entity, allowing us to recognize some previously unbenefited tax loss carryforwards in Mexico, and due to the adjustment of tax liabilities in some foreign jurisdictions based on tax returns filed in the third quarter.

*Earnings Per Share*

Losses from continuing operations per diluted common share were $3.43 for the year ended December 31, 2001 compared to $1.18 per diluted common share in the prior period. Included in the results for 2001 are the impacts from charges related to our restructuring plans, the tax charge for repatriation of foreign earnings, environmental remediation activities and the costs related to the amendment of certain terms of the senior credit facility in early 2001. The cumulative negative effect of these items on earnings per diluted common share was $2.95 in 2001. The significant pieces of this impact were comprised of the repatriation of foreign earnings of $1.73 and the restructuring charges taken in the first, second and fourth quarters which were $1.14. Included in the results for 2000 are impacts from charges related to our restructuring plans, stock option buyback program, and the reversal of the reserve for transaction costs related to the November 1999 spin-off of Pactiv. The cumulative negative effect of these items on earnings per diluted common share was $1.28. In addition, for the year ended December 31, 2000, we recorded an extraordinary loss of $0.02 per diluted common share due to the early retirement of debt.

*Critical Accounting Policies*

We prepare our financial statements in accordance with accounting principles generally accepted in the U.S. Preparing our financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following paragraphs include a discussion of some critical areas where estimates are required. You should also review Note 1 to the financial statements for further discussion of significant estimates.

We recognize revenue for sales to our original equipment and aftermarket customers under the terms of our arrangements with those customers, generally at the time of shipment from our plants or distribution centers. For our aftermarket customers, we provide for promotional incentives and returns at the time of sale. Estimates are based upon the terms of the incentives and historical experience with returns. We have not experienced any material differences between these estimates and our actual costs.

We expense pre-production design and development costs incurred for our original equipment customers unless we have a contractual guarantee for reimbursement of those costs from the customer. At December 31, 2001 we had $19 million recorded as a long-term receivable from original equipment customers for guaranteed pre-production design and development arrangements. While we believe that the vehicle programs behind these arrangements will enter production, these arrangements allow us to recover our pre-production design and development costs in the event that the programs are cancelled or do not reach expected production levels.

We have a U.S. Federal tax net operating loss carryforward at December 31, 2001 of $461 million, which will expire in varying amounts from 2019 to 2021. The federal tax effect of that NOL is $161 million, and is recorded as an asset on our balance sheet at December 31, 2001. We estimate, based on available evidence, that it is more likely than not that we will utilize the NOL within the prescribed carryforward period. Circumstances that could change that estimate include future U.S. earnings at lower than expected levels or a majority ownership change as defined in the rules of the U.S. tax law. If that estimate changed, we would be required to cease recognizing an income tax benefit for any new NOL's, and could be required to record a reserve for some or all of the asset currently recorded on our balance sheet. For more information regarding our income taxes, you should read Note 6 to the financial statements.

*Changes in Accounting Principles*

In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-5. "Reporting on the Costs of Start-up Activities," which requires costs of start-up activities to be expensed as incurred. This statement was effective for fiscal years beginning after December 15, 1998. The statement requires previously capitalized costs related to start-up activities to be expensed as a cumulative effect of a change in accounting principle when the statement is adopted. Prior to January 1, 1999, we capitalized certain costs related to start-up activities, primarily pre-production design and development costs for new original equipment automobile platforms. We adopted SOP 98 -5 on January 1, 1999, and recorded an after-tax charge for the cumulative effect of this change in accounting principle of $102 million (net of a $50 million tax benefit), or $3.04 per diluted common share.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133. "Accounting for Derivative Instruments and Hedging Activities." This statement establishes new accounting and reporting standards requiring that all derivative instruments, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment. This statement cannot be applied retroactively and is effective for all fiscal years beginning after June 15, 2000. We adopted this standard, as amended by SFAS No. 138 in June 2000, effective January 1, 2001 and it did not have a significant impact on our financial position or results of operations.

Effective January 1, 1999, we changed our method of accounting for customer acquisition costs from a deferral method to an expense-as-incurred method. In connection with the decision to separate the automotive and specialty packaging businesses into independent public companies, we determined that a change to an expense-as-incurred method of accounting for automotive aftermarket customer acquisition costs was preferable in order to permit improved comparability of stand-alone financial results with our aftermarket industry competitors. We recorded an after-tax charge for the cumulative effect of this change in accounting principle of $32 million (net of a $22 million tax benefit), or $.95 per diluted common share.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition". This SAB provides guidance on the recognition, presentation, and disclosure of revenue in the financial statements and is effective no later than the fourth quarter of fiscal years beginning after December 15, 1999. The SAB draws on the existing accounting rules and defines the basic criteria that must be met before we can record revenue. The impact of adopting SAB 101 did not have a significant effect on our results of operations or financial position.

In May 2000, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, Accounting for Certain Sales Incentives. This issue addresses the recognition, measurement, and income statement classification of various types of sales incentives, including discounts, coupons, rebates, and free products. Consequently, beginning January 1, 2001, we classified some incentives that were previously shown in selling, general and administrative expense as a reduction in revenues. As a result of this change, revenue was $17 million lower for 2001, with an offsetting decline in selling, general, and administrative expenses. We have restated prior years results for comparability, resulting in a reduction in net sales of $21 million for 2000 and $19 million for 1999, with an offsetting reduction in selling, general, and administrative expense.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for purchased goodwill from an amortization method to a impairment-only approach. Therefore amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations, will cease upon adoption of SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption of the SFAS No. 142 is not permitted nor is retroactive application to prior period (interim or annual) financial statements. At the end of the year, we had unamortized goodwill of $423 million. Goodwill was amortized during 2001 at the rate of approximately $17 million. This amount will not be amortized during 2002 and future years. We are currently evaluating the further effects that this statement may have on our financial position and results of operations, including whether or not we will be required to record an impairment of our goodwill in accordance with the provisions of the new standard. Any initial impairment attributable to the new standard will be recorded as a change in accounting principles.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We will be required to adopt the new standard by January 1, 2003. We are currently evaluating the effect that this statement may have on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses recognition, presentation and disclosure of impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to Be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption encourage. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial position or results of operations.

*Liquidity and Capital Resources*

*Capitalization*

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | % Change |
| | (millions) | | |
| Short term debt and current maturities | $ 191 | $ 92 | 108% |
| Long term debt | 1,324 | 1,435 | (8) |
| Total debt | 1,515 | 1,527 | (1) |
| Total minority interest | 15 | 14 | 7 |
| Common shareholders' equity | 74 | 330 | (78) |
| Total capitalization | $1,604 | $1,871 | (14) |

The year-to-date decline in shareholders' equity results from the translation of foreign balance sheets into U.S. dollars, where the strength of the dollar resulted in translation adjustments of $79 million, the fair market value adjustment of interest rate swaps of $17 million, an adjustment to the additional minimum pension liability of $40 million and our recorded net loss of $130 million. These declines were partly offset by $10 million in common stock issued for employee benefit plans. Of the $79 million in translation adjustments, $43 million related to Europe, $10 million related to Canada, and $19 million related to the January 2002 devaluation of the Argentine Peso. The significant adjustment related to the minimum pension liability resulted from a decline in the fair value of plan assets. Our valuation date for measuring the fair value of plan assets is September 30, meaning the value of the assets had decreased significantly compared to pre-September 11 values.

Short-term debt, which includes the current portion of long-term obligations and borrowings by foreign subsidiaries as well as our revolving credit facility, increased by $99 million during 2001. This increase resulted from higher borrowings of $56 million during 2001 under our revolving credit facility and a $53 million increase in the amount of long-term debt that will mature in one year or less. These increases were partly offset by a $10 million decrease in our foreign subsidiaries' borrowings. The borrowings outstanding under our revolving credit facility as of December 31, 2001 were $68 million, and $12 million as of December 31, 2000. The decline in long-term debt represents amounts due during 2002. We did not issue any long-term debt during 2001.

Our financing arrangements are primarily provided by a $1.4 billion committed senior secured financing arrangement with a syndicate of banks and other financial institutions. We entered into an agreement to amend this facility on October 20, 2000 to (i) relax the financial covenant ratios beginning in the fourth quarter of 2000, (ii) exclude up to $80 million of cash charges and expenses related to cost reduction initiatives from the calculation of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") used in our financial covenant ratios through 2001 and (iii) make certain other technical changes. In exchange for these amendments, we agreed to certain interest rate increases, lowered our capital expenditure limits and paid an aggregate fee of about $3 million.

As a result of significant reductions in North American vehicle production levels announced in 2000 by our original equipment customers, as well as an accelerated weakening of the global aftermarket, we entered into a second amendment of our senior credit facility on March 22, 2001. The second amendment revised the financial covenant ratios we were required to maintain as of the end of each of the quarters ending in 2001. The second amendment also reduced the limitation on 2001 capital expenditures from $225 million to $150 million, and required that net cash proceeds from all significant, non-ordinary course asset sales be used to prepay the senior term loans. In exchange for these amendments, we agreed to a 25 basis point increase in interest rates on the senior term loans and borrowings under our revolving credit facility and paid an aggregate fee of $3 million to consenting lenders. We incurred legal, advisory and other costs related to the amendment process of $2 million.

At the time of the second amendment, we expected that we would meet with the senior lenders during the first quarter of 2002 to negotiate further amendments to the senior credit facility. Consequently, we amended the senior credit facility for a third time on March 13, 2002. The third amendment revised the financial covenant ratios we are required to maintain as of the end of each of the quarters ending in 2002, 2003, and 2004. It also extends the limitation on annual capital expenditures of $150 million through this three year period. The amendment further provides us with the option to enter into sale and leaseback arrangements on up to $200 million of our assets. The proceeds from these arrangements must be used to reduce senior debt. These senior debt prepayments would reduce the next scheduled principal amortization payments. Because the payments on senior debt from sale and leaseback transactions would be made on a pro-rata basis based on the remaining principal amounts outstanding on our Tranche A, B, and C senior term loans, but principal amortization payments are not pro-rata, about 35 percent of any sale and leaseback transactions we enter into during 2002 would reduce our scheduled principal amortization. The amendment also allows us to exclude up to $60 million of cash charges and expenses, before taxes, related to potential future cost reduction initiatives from the calculation of our financial covenant ratios. It also permits us to execute exchanges of our senior subordinated bonds for shares of common stock. We have not currently identified any sale and leaseback transactions that we plan to complete. However, we may enter into sale and leaseback transactions during 2002. We do not have any current plans to enter into any debt-for-stock exchanges. Any significant debt-for-stock exchange would require approval of our shareholders. In exchange for these amendments, we agreed to a $50 million reduction in our revolving credit facility, a 25 basis point increase in interest rates on the senior term loans and borrowings under our revolving credit facility, and paid an aggregate fee of $3 million to consenting lenders. We also incurred legal, advisory, and other costs related to the amendment process of $2 million. The 25 basis point increase in interest rates will increase our interest cost by about $3 million annually.

The senior secured credit facility, as amended on March 13, 2002, consists of: (i) a $450 million revolving credit facility with a final maturity date of November 4, 2005; (ii) a $361 million term loan with a final maturity date of November 4, 2005; (iii) a $269 million term loan with a final maturity date of November 4, 2007; and (iv) a $269 million term loan with a final maturity date of May 4, 2008. Quarterly principal repayment installments on each term loan began October 1, 2001. Borrowings under the facility bear interest at an annual rate equal to, at our option, either (i) the London Interbank Offering Rate plus a margin of 350 basis points for the revolving credit facility and the term loan maturing November 4, 2005, 400 basis points for the term loan maturing November 4, 2007 and 425 basis points for the term loan maturing May 4, 2008; or (ii) a rate consisting of the greater of the JP Morgan Chase prime rate or the Federal Funds rate plus 75 basis points, plus a margin of 250 basis points for the revolving credit facility and the term loan maturing November 4, 2005, 300 basis points for the term loan maturing November 4, 2007 and 325 basis points for the term loan maturing May 4, 2008. Under the provisions of the senior credit facility agreement, the interest margins for borrowings under the revolving credit facility and the term loan maturing November 4, 2005 may be adjusted based on the consolidated leverage ratio (consolidated indebtedness divided by consolidated EBITDA as defined in the senior credit facility agreement) measured at the end of each quarter. Our senior secured credit facility does not contain any terms that could accelerate the payment of the facility as a result of a credit rating agency downgrade.

The amended senior credit facility requires that we maintain at least the following consolidated leverage ratios (consolidated indebtedness divided by consolidated EBITDA), consolidated interest coverage ratios (consolidated EBITDA divided by consolidated cash interest paid), and fixed charge coverage ratios (consolidated EBITDA less consolidated capital expenditures, divided by consolidated cash interest paid) at the end of each period indicated:

| | Quarter Ending | | | | |
|---|---|---|---|---|---|
| | December 31, 2001 | March 31, 2002 | June 30, 2002 | September 30, 2002 | December 31, 2002 |
| | | | (millions) | | |
| Leverage Ratio | 5.50 | 5.75 | 5.75 | 5.75 | 5.75 |
| Interest Coverage Ratio | 1.55 | 1.60 | 1.65 | 1.65 | 1.65 |
| Fixed Charge Coverage Ratio | 0.80 | 0.75 | 0.70 | 0.70 | 0.75 |

The senior credit facility agreement also contains restrictions on our operations that are customary for similar facilities, including limitations on: (a) incurring additional liens; (b) sale and leaseback transactions (except for the permitted transactions described above); (c) liquidations and dissolutions (d) incurring additional indebtedness or guarantees; (e) capital expenditures; (f) dividends; (g) mergers and consolidations; and (h) prepayments and modifications of subordinated and other debt instruments. Compliance with these requirements and restrictions is a condition for any incremental borrowings under the senior credit facility agreement and failure to meet these requirements enables the lenders to require repayment of any outstanding loans. As of December 31, 2001, we were in compliance with the financial covenants and operational restrictions.

Our outstanding debt also includes $500 million of 11⅝ percent Senior Subordinated Notes due 2009. The senior subordinated debt indenture requires that we, as a condition to incurring certain types of indebtedness not otherwise permitted, maintain an interest coverage ratio of not less than 2.25. The indenture also contains restrictions on our operations, including limitations on: (1) incurring additional indebtedness or liens; (2) dividends; (3) distributions and stock repurchases; (4) investments; and

(5) mergers and consolidations. All of our existing and future material domestic wholly owned subsidiaries fully and unconditionally guarantee these notes on a joint and several basis. There are no significant restrictions on the ability of the subsidiaries that have guaranteed these notes to make distributions to us.

In addition to our senior credit facility and senior subordinated notes, we also sell some of our accounts receivables off-balance sheet on a periodic basis. In North America, we have a $100 million accounts receivable securitization program with a commercial bank. We sell original equipment and aftermarket receivables on a daily basis under this program. At the end of 2001, we had sold $68 million of accounts receivable under this program. This program is subject to cancellation prior to its maturity date if we were to (i) fail to pay interest or principal payments on an amount of indebtedness exceeding $50 million, (ii) default on the financial covenant ratios under the senior credit facility, or (iii) fail to maintain certain financial ratios in connection with the accounts receivable securitization program. This program carries a one-year renewable term ending in October of 2002. We previously renewed the program in October 2001. We also sell some receivables in our European operations to regional banks in Europe. At December 31, 2001, we had sold $42 million of accounts receivable in Europe. The arrangements to sell receivables in Europe are not committed and can be cancelled at any time. If we were not able to sell receivables under either the North American or European securitization programs, our borrowings under our revolving credit agreement would increase.

We believe that cash flows from operations, combined with available borrowing capacity described above and, assuming that we maintain compliance with the financial covenants and other requirements of our loan agreement, supplemented, if necessary, by proceeds from the sale and leaseback transactions described above, will be sufficient to meet our future capital requirements for the following year, including scheduled debt principal amortization payments. Our ability to meet the financial covenants in 2002 depends upon a number of operational and economic factors, many of which are beyond our control. Factors that could impact our ability to comply with the financial covenants include the rate at which consumers continue to buy new vehicles and the rate at which they continue to repair vehicles already in service, as well as our ability to successfully implement our restructuring plans. Lower North American vehicle production levels, weakening in the global aftermarket, or a reduction in vehicle production levels in Europe, beyond our expectations, could impact our ability to meet our financial covenant ratios. In the event that we are unable to meet these revised financial covenants, we would consider several options to meet our cash flow needs. These options could include further renegotiations with our senior credit lenders, additional cost reduction or restructuring initiatives, sales of assets or capital stock, or other alternatives to enhance our financial and operating position. Should we be required to implement any of these actions to meet our cash flow needs, we believe we can do so in a reasonable time frame and at a reasonable cost.

*Contractual Obligations*

Our required debt principal amortization and payment obligations under lease and certain other financial commitments are shown in the following table:

| | Payments due in: | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2002 | 2003 | 2004 | 2005 | 2006 | Beyond 2006 | Total |
| Obligations: | | | | | | | |
| Revolver borrowings | $ 68 | $ — | $ — | $ — | $— | $ — | $ 68 |
| Senior long-term debt | 96 | 96 | 96 | 96 | 5 | 510 | 899 |
| Long-term notes | 11 | 2 | 1 | 2 | 2 | 14 | 32 |
| Subordinated long-term debt | — | — | — | — | — | 500 | 500 |
| Short-term debt | 16 | — | — | — | — | — | 16 |
| Debt obligations | 191 | 98 | 97 | 98 | 7 | 1,024 | 1,515 |
| Capital leases | 2 | 2 | 2 | 2 | 2 | 10 | 20 |
| Operating leases | 15 | 14 | 12 | 10 | 5 | 14 | 70 |
| Total Payments | $208 | $114 | $111 | $110 | $14 | $1,048 | $1,605 |

If we do not maintain compliance with the terms of our senior credit facility and senior subordinated debt indenture described above, all amounts under those arrangements could, automatically or at the option of the lenders or other debtholders, become due. Additionally, each of those facilities contains provisions that certain events of default under one facility will constitute a default under the other facility, allowing the acceleration of all amounts due. We currently expect to maintain compliance with terms of all of our various credit agreements for the foreseeable future.

We have also guaranteed payment and performance of approximately $9 million of obligations at both December 31, 2001 and 2000, respectively. These guarantees are primarily related to performance of lease obligations by a former affiliate.

*Dividends on Common Stock*

During 2000, the company paid a quarterly dividend of $.05 per share of common stock. These dividend payments total of $7 million in dividend payments in 2000. On January 10, 2001, we announced that our board of directors eliminated the quarterly dividend on our common stock. The board took the action in response to current industry conditions, primarily greater than anticipated production volume reductions by original equipment manufacturers and continued softness in the global light vehicle aftermarket. There are no current plans to reinstate a dividend on our common stock.

*Cash Flows*

| | Year Ended December 31 | |
|---|---|---|
| | 2001 | 2000 |
| | (millions) | |
| Cash provided (used) by: | | |
| Operating activities | $141 | $234 |
| Investing activities | (126) | (157) |
| Financing activities | 3 | (123) |

*Operating Activities*

Cash provided from operating activities decreased to $141 million in 2001 as compared to $234 million in 2000. Lower earnings in 2001 was a key driver to the decrease in cash provided. This was partially offset by our continued focus on working capital. Reduced accounts receivable and inventory made a favorable impact on cash flows in the current period compared to the prior year. That allowed us to use $85 million less cash on working capital before the impact of sales of accounts receivable during 2001 compared with the prior year. Working capital, adjusted for receivables that were sold, was $162 million lower than it was at the end of 2000. During 2001 we increased the size of our European receivables securitization program by $1 million while we saw our U.S. receivables securitization program decline by $29 million. In the same period in the prior year our receivables sales programs in Europe and North America provided $123 million of cash. We have also entered into arrangements with two major OE customers in North America under which, in exchange for a discount that is less than our marginal borrowing cost, payments for product sales are made earlier than otherwise required under existing payment terms. These arrangements reduced accounts receivable by $34 million as of December 31, 2001. Included in our 2001 results is a $7 million pension plan contribution. No contribution was made in the prior year.

*Investing Activities*

Cash used by investing activities for continuing operations was $31 million lower in the year ended December 31, 2001 compared to the same period in 2000. Capital expenditures were $19 million lower at $127 million in 2001 compared to $146 million in 2000. In 2000, we increased our ownership percentage in a South African joint venture for $4 million. We also received cash proceeds of $26 million during 2000, primarily related to the sale of an interest in our Burnley, U.K. exhaust facility to Futaba. We also invested $10 million in the new joint venture.

*Financing Activities*

Cash provided by financing activities was $3 million in 2001. The increase in 2001 was attributable to a prepayment of long term debt in 2000. Also 2000 includes a $16 million decrease in short term debt and $7 million of dividend payments to our common shareholders.

## Outlook

The outlook for the North American original equipment manufacturers build rate for light vehicles in 2002 is uncertain. Current estimates range from 14.5 million units to 15.5 million units. Despite some strengthening in the U.S. economy in early 2002, we continue to anticipate that production levels will decline this year, compared to last year, by about 3 percent to around 15 million units. We are also anticipating that the heavy-duty truck market will remain weak, with production at about the same level as in 2001. In Europe, we expect the light vehicle build rate will be down about 1 percent from 2001 to 18.8 million units. We also expect that economic uncertainty in South America, mostly attributable to the impact of the devaluation of the Argentine peso, will result in lower sales in that region of the world. We expect that these trends, combined with macroeconomic data indicating that consumer confidence, particularly in the United States, has declined, will have a negative impact on our business in 2002.

Based on anticipated vehicle production levels our global original equipment customer book of business is currently $2,353 million, $2,515 million, and $2,527 million for 2002, 2003, and 2004, respectively. When we refer to our book of business, we mean revenues for original equipment manufacturer programs that have been formally awarded to us as well as programs which we are highly confident will result in revenues based on either informal customer indications consistent with past practices and/or our status as supplier for the existing program and relationship with the customer. This book of business is subject to increase or decrease due to changes in customer requirements, customer and consumer preferences, and the number of vehicles actually produced by our customers however, we do not intend to update the amounts shown above due to changes after the date of this Form 10-K. In addition, it is based on our anticipated pricing for the applicable program over its life. However, we are under continuing pricing pressures from our OE customers. See "Cautionary Statement for Purposes of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995."

## Euro Conversion

The European Monetary Union resulted in the adoption of a common currency, the "euro," among eleven European nations. The euro has been adopted over a three-year transition period beginning January 1, 1999. In October 1997, we established a cross-functional Euro Committee, comprised of representatives of our operational divisions as well as our corporate offices. That Committee had two principal objectives: (1) to determine the impact of the euro on our business operations, and (2) to recommend and facilitate implementation of those steps necessary to ensure that we would be fully prepared for the euro's introduction. As of January 1, 1999, we implemented those euro conversion procedures that we had determined to be necessary and prudent to adopt by that date, and we were fully "euro ready" by the end of the three year transition period. The costs associated with transitioning to the euro were not material to our consolidated financial position or the results of our operations.

## Environmental and Other Matters

We are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. We expense or capitalize, as appropriate, expenditures for ongoing compliance with environmental regulations that relate to current operations. We expense expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation. We record liabilities when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors. We consider all available evidence including prior experience in remediation of contaminated sites, other companies' cleanup experience and data released by the United States Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new information. Where future cash flows are fixed or reliably determinable, we have discounted the liabilities. All other environmental liabilities are recorded at their undiscounted amounts. We evaluate recoveries separately from the liability and, when they are assured, recoveries are recorded and reported separately from the associated liability in our financial statements.

At December 31, 2001, we continue to be designated as a potentially responsible party in two Superfund sites. We have estimated our share of the remediation costs for these sites to be less than $1 million in the aggregate. In addition to the Superfund sites, we may have the obligation to remediate current or former facilities, and we estimate our share of remediation costs at these facilities to be approximately $17 million. For both the Superfund sites and the current and former facilities, we have established reserves that we believe are adequate for these costs. Although we believe our estimates of remediation costs are reasonable and are based on the latest available information, the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. At some sites, we expect that other parties will contribute to the remediation costs. In addition, at the Superfund sites, the Comprehensive Environmental Response, Compensation and Liability Act provides that our liability could be joint and several, meaning that we could be required to pay in excess of our share of remediation costs. Our understanding of the financial strength of other potentially responsible parties at the Superfund sites, and of other liable parties at our current and former facilities, has been considered, where appropriate, in our determination of our estimated liability.

As we previously disclosed, we undertook a third-party evaluation of estimated environmental remediation costs at one of our facilities beginning in 2000. The evaluation was initiated as a result of testing that indicated the potential underground migration of some contaminants beyond our facility property. We completed and analyzed the results of our evaluation of contamination and migration from that facility. We initially increased the reserve by $3 million in the fourth quarter of 2000 and $5 million in the first quarter of 2001. However, after further investigation of alternative remediation technologies, we were able to identify a more efficient technology and thereby reduce the reserve by $4 million in the fourth quarter of 2001.

We believe that any potential costs associated with our current status as a potentially responsible party in the Superfund sites, or as a liable party at our current or former facilities, will not be material to our results of operations or consolidated financial position. For additional information concerning environmental matters, see the caption "Environmental Matters" under Note 11 to the Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries, included as Item 8.

An OE customer has cancelled a platform for which we had a contract to supply a ride control system. We are currently working with the customer to recover our investment in development cost and related equipment for this platform, as well as amounts we owe to some or our suppliers. We are currently negotiating with our customer for reimbursement of all our costs and with our suppliers to establish the amounts owed to them in connection with the program cancellation. While we believe our legal position with the customer is strong, the customer has not agreed to a full reimbursement of our investment and the amounts we owe our suppliers. While it is not possible to determine the final outcome of this issue at this time, if the outcome is unfavorable, we could incur a loss that would be material to our statement of income in the period in which this issue is resolved. However, we do not expect that any potential loss will materially affect our financial position or impact our ability to meet our debt covenants.

### Employee Stock Ownership Plans

We have established Employee Stock Ownership Plans for the benefit of our employees. Under the plans, participants may elect to defer up to 16 percent of their salary through contributions to the plan, which are invested in selected mutual funds or used to buy our common stock. Through December 31, 2001, we matched qualified contributions with a contribution of 75 percent of each employee's contribution up to 8 percent of the employee's salary. These matching contributions were made in company stock and were approximately $10 million and $16 million for the years ended December 31, 2001 and 2000, respectively. All contributions vest immediately. Beginning January 1, 2002, this match was reduced to 50 percent of each employee's contribution up to 8 percent of the employee's salary. Matching contributions will now be made in cash.

### Derivative Financial Instruments

*Foreign Currency Exchange Rate Risk*

We use derivative financial instruments, principally foreign currency forward purchase and sale contracts with terms of less than one year, to hedge our exposure to changes in foreign currency exchange rates. Our primary exposure to changes in foreign currency rates results from intercompany loans made between affiliates to minimize the need for borrowings from third parties. Additionally, we enter into foreign currency forward purchase and sale contracts to mitigate our exposure to changes in exchange rates on certain intercompany and third-party trade receivables and payables. We have from time to time also entered into forward contracts to hedge our net investment in foreign subsidiaries. We do not currently enter into derivative financial instruments for speculative purposes.

In managing our foreign currency exposures, we identify and aggregate existing offsetting positions and then hedge residual exposures through third-party derivative contracts. The following table summarizes by major currency the notional amounts, weighted average settlement rates, and fair value for foreign currency forward purchase and sale contracts as of December 31, 2001. All contracts in the following table mature in 2002.

| | | December 31, 2001 | | |
|---|---|---|---|---|
| | | Notional Amount in Foreign Currency | Weighted Average Settlement Rates | Fair Value in U.S. Dollars |
| | | | (Millions Except Settlement Rates) | |
| Australian dollars | –Purchase | 2 | .510 | $ 1 |
| | –Sell | (34) | .510 | (17) |
| British pounds | –Purchase | 96 | 1.456 | 139 |
| | –Sell | (57) | 1.456 | (83) |
| Canadian dollars | –Purchase | 6 | .629 | 4 |
| | –Sell | (54) | .630 | (34) |
| Czech Republic koruna | –Purchase | — | — | — |
| | –Sell | (389) | .028 | (11) |
| Danish kroner | –Purchase | 136 | .120 | 16 |
| | –Sell | (742) | .120 | (89) |
| European euro | –Purchase | 109 | .892 | 97 |
| | –Sell | (3) | .892 | (3) |
| Norwegian krone | –Purchase | 36 | .112 | 4 |
| | –Sell | — | — | — |
| South African rand | –Purchase | — | — | — |
| | –Sell | (24) | .083 | (2) |
| Swedish krona | –Purchase | 40 | .096 | 4 |
| | –Sell | (9) | .096 | (1) |
| U.S. dollars | –Purchase | 5 | 1.000 | 5 |
| | –Sell | (29) | 1.000 | (29) |
| Other | –Purchase | 67 | .008 | 1 |
| | –Sell | (2) | .417 | (1) |
| | | | | $ 1 |

*Interest Rate Risk*

Our financial instruments that are sensitive to market risk for changes in interest rates are our debt securities. We primarily use a revolving credit facility to finance our short-term capital requirements. We pay a current market rate of interest on these borrowings. We have financed our long-term capital requirements with long-term debt with original maturity dates ranging from six to 10 years.

Under the terms of our senior credit facility agreement, we were required to hedge our exposure to floating interest rates by April 2000 so that at least 50 percent of our long-term debt was fixed for a period of at least three years. In February 2000, we hedged $250 million of our floating rate long-term debt with three-year, floating to fixed interest rate swaps. In April 2000, we hedged an additional $50 million of our floating rate long-term debt with three-year, floating to fixed interest rate swaps. The hedges that we executed fully satisfy the interest rate hedging requirement of the senior credit facility agreement. On December 31, 2001, we had $805 million in long-term debt obligations that have fixed interest rates until at least January 2003, and $519 million in long-term debt obligations that have variable interest rates based on a current market rate of interest.

We estimate that the fair value of our long-term debt at December 31, 2001 was about 72 percent of its book value. A one percentage point increase or decrease in interest rates would increase or decrease the annual interest expense we recognize in the income statement and the cash we pay for interest expense by about $5 million after tax.

The statements and other information (including the tables) in this "Derivative Financial Instruments" section constitute "forward-looking statements."

Years 2000 and 1999

*Operating Units Results*

*Net Sales and Operating Revenues*

| | 2000 | 1999 | % Change |
|---|---|---|---|
| | (millions) | | |
| North America | $1,946 | $1,741 | 12% |
| Europe | 1,247 | 1,235 | 1 |
| Rest of World | 335 | 284 | 18 |
| | $3,528 | $3,260 | 8 |

Results for 2000 and 1999 have been restated for comparability to reflect the reclassification of certain sales incentives. We made this reclassification in accordance with the provisions of the Financial Accounting Standards Board's Emerging Issues Task Force May 2000 consensus on Issue No. 00-14, Accounting for Certain Sales Incentives. Effective January 1, 2001, we changed the way we classify some sales incentives in accordance with the consensus reached by the EITF. The impact of this reclassification on 2000 results was a reduction in net sales in 2000 and 1999 of $21 million and $19 respectively, with an offsetting reduction in selling, general and administrative expense.

The increase in revenues from our North American operations is primarily due to the strong North American original equipment manufacturers' build rates and the change we made in the first quarter of 2000 with respect to how we record "pass through" catalytic converter sales.

In the first quarter of 2000 we changed how we record "pass through" sales of some catalytic converter components. "Pass through" sales occur when we purchase these components from suppliers, use the components in our manufacturing process and sell the components to our customers as part of the completed catalytic converter. In the past, we recorded "pass through" sales as a reduction of cost of sales. We now record them as part of net sales. Relationships with customers had begun to change where we now take title to these components in the manufacturing process. Additionally, we believed that our competitors in the automotive parts industry already followed this practice so this change was consistent with industry practice and permits improved comparability with these companies. As a result of the change, our North American sales increased $206 million for the year ended December 31, 2000, with no impact on our earnings before interest and taxes. Had these components been recorded on a comparable basis in the year ended December 31, 1999, reported net sales would have been $140 million higher in that period.

Excluding this change, revenues from our North American operations were essentially unchanged for the year ended December 31, 2000, compared to the same period in 1999. Revenues from our North American original equipment business increased 1 percent before the "pass through" sales adjustment. This increase was due primarily to strong original equipment manufacturer production levels. Specifically, exhaust unit volume sales to original equipment manufacturers increased $25 million. The increase in North American exhaust revenues was partially offset by a decline of $10 million in ride control unit volume sales to original equipment manufacturers, as well as the build-out of customer platforms and an increasing decline in heavy duty elastomer sales. Revenues from our North American aftermarket business declined 3 percent in the year ended December 31, 2000, compared to the same period in 1999. Exhaust sales to aftermarket customers decreased $19 million due primarily to the ongoing impact of declining replacement rates in the industry. Ride control sales to aftermarket customers increased $6 million primarily as a result of the introduction of our new premium Monroe Reflex™ shock, which we began selling in November 1999, and the repositioning of our Sensa-Trac" branded products to the retail market. The ride control increase was partially offset by general aftermarket weakness.

European revenues increased $12 million for the year ended December 31, 2000, compared to the same period in 1999. A decrease in the value of European currencies relative to the U.S. dollar reduced sales by $131 million. If foreign exchange rates had been the same during 2000 as they were in 1999, then our European revenues would have increased 12 percent. This increase is primarily due to higher sales to original equipment manufacturers. Specifically, before the change in currency exchange rates, original equipment exhaust and ride control sales increased $158 million and $20 million, respectively. Excluding the currency impact, unit sales from our European aftermarket ride control operations decreased by $14 million and unit sales from our European aftermarket exhaust operations decreased by $27 million in the year ended December 31, 2000 from the same period in 1999.

Revenues from our operations in the rest of the world increased 18 percent in the year ended December 31, 2000, compared to the same period in the prior year. Excluding the impact of currency fluctuations, revenues from our South American operations increased $40 million in 2000 over 1999. Revenues from new and existing original equipment exhaust programs and stronger aftermarket ride control operations contributed most of the increase in South American revenues. Revenues from our Asian operations increased $21 million from the year ended December 31, 1999 to the same period in 2000. This increase was primarily due to higher unit sales to original equipment manufacturers in the region. Revenues from Australian operations decreased $8 million in the year ended December 31, 2000 in comparison to the same period in the prior year. If currency exchange rates between the Australian dollar and U.S. dollar been the same during the year ended December 31, 2000 as in the same period in 1999, revenues from our Australian operations would have increased by $8 million.

*EBIT*

We reported EBIT of $120 million in 2000 compared to $148 million in 1999. Each year included costs and charges that have an effect on comparability of the results and are presented in the tables below. As shown below, these costs and charges consist of stand-alone costs, restructuring and other charges, one-time non-operational items, spin-off transaction costs and previously unallocated Tenneco Inc. expenses. Restructuring and other charges, spin-off transaction costs and previously unallocated Tenneco Inc. expenses are discussed in the sections following discussion of our automotive results.

Stand-alone costs were $45 million in 2000 compared to $9 million in 1999. These costs include the addition of functions necessary for Tenneco Automotive to operate as an independent public company as well as administrative costs for information technology, payroll and accounts payable services. For 2000, approximately $30 million relates to information technology services received under a contract with Pactiv entered into in connection with the spin-off. The contract extended for 24 months from date of the spin-off. The remaining amount relates to payroll and accounts payable functions provided by a third party under a contract that extends for 36 months from the date of the spin-off and public company functions we added following the spin-off. Before the November, 1999 spin-off, the costs of these services were incurred by Tenneco Inc. but were not fully allocated to its operating segments. The increase in stand-alone costs is due to 1999 results including only two months of those costs compared to 12 months in 2000. While these stand-alone expenses are ongoing, we have separated the stand-alone expenses reflected in each of our segment's 2000 reported results to provide enhanced comparability with the reported results for each of these segments for 1999.

| | Year Ended December 31, 2000 | | | |
|---|---|---|---|---|
| | Reported Results | Stand Alone Expenses | Restructuring and Other | Operating Units Results |
| | | (millions) | | |
| North America | $ 68 | $30 | $44 | $142 |
| Europe | 40 | 12 | 13 | 65 |
| Rest of World | 16 | 3 | 4 | 23 |
| Other | (4) | — | 4 | — |
| | $120 | $45 | $65 | $230 |

In the preceding table, Other for 2000 includes a $13 million pre-tax charge for a stock option buy-back program and a $9 million reversal of a reserve for transaction costs related to the November 1999 spin-off of Pactiv. The combination of these two one-time, non-operational items reduced our EBIT by $4 million for the year ended December 31, 2000. Restructuring and other represents the $46 million restructuring charge and $15 million in other charges that occurred during the fourth quarter of 2000. For a detailed description of these charges see the "Restructuring and Other Charges" discussion above.

| | Year Ended December 31, 1999 | | | |
|---|---|---|---|---|
| | Reported Results | Stand Alone Expenses | Restructuring and Other | Operating Units Results |
| | | (millions) | | |
| North America | $166 | $— | $ 15 | $181 |
| Europe | 44 | — | 38 | 82 |
| Rest of World | 9 | — | 3 | 12 |
| Other | (71) | 13 | 58 | — |
| | $148 | $13 | $114 | $275 |

Stand alone expenses includes $4 million of previously unallocated Tenneco Inc. expenses. Restructuring and other includes a $55 million restructuring charge and $59 million of spin-off transaction expenses. For a detailed description of these charges, refer to the discussion "Restructuring and Other Charges" above.

The following shows the amount and percentage change in operating units results before the restructuring and other charges and stand-alone expenses shown in the prior tables.

| | Year Ended December 31, 2000 | Year Ended December 31, 1999 | % Change |
|---|---|---|---|
| | (millions) | | |
| North America | $142 | $181 | (22)% |
| Europe | 65 | 82 | (21)% |
| Rest of World | 23 | 12 | 92% |
| Other | (4) | — | NM |
| | $226 | $275 | (18)% |

Our North American segment incurred $30 million in stand-alone expenses in the year ended December 31, 2000. Before considering these stand-alone expenses and restructuring and other charges, our North American EBIT decreased by 22 percent to $142 million in 2000, compared to the prior year. Higher unit volume sales to North American original equipment manufacturers on new and existing platforms improved EBIT by $2 million. The heavy duty elastomer market experienced declines that decreased EBIT by $5 million. We recorded higher aftermarket ride control unit sales in the first half of 2000 compared to the first half of 1999, which improved EBIT by $14 million, due primarily to the launch of our new premium Monroe Reflex™ product. However, we experienced a decline in aftermarket ride control volumes during the second half of the year, which decreased EBIT by $4 million. Cost savings from prior restructuring initiatives and other cost reduction actions improved EBIT at our aftermarket operations by $28 million. These increases were offset by lower pricing and volumes in our aftermarket exhaust product lines and the repositioning of our Sensa-Trac® branded products in the retail market, combined, which reduced EBIT by $29 million. We also incurred $14 million of higher customer acquisition and promotional expenses associated with the repositioning of our aftermarket ride control product lines. An unfavorable product mix change in our original equipment customer base reduced EBIT by $7 million. In the first half of 2000, we also recorded costs of $9 million associated with the closing of our Culver, Indiana, OE exhaust plant. Our North American original equipment operations incurred $4 million in higher selling, general and administrative expenses in the year ended December 31, 2000, including engineering expenses for advanced suspension technologies. This was partially offset by savings of $2 million generated from our fourth quarter 2000 restructuring program. Higher manufacturing and depreciation expenses in our original equipment operations contributed the majority of the remaining decrease in North American EBIT.

Our European segment incurred $12 million in stand-alone expenses in the year ended December 31, 2000. Before considering these stand-alone expenses and restructuring and other charges, our European EBIT decreased 21 percent to $65 million in 2000. The impact of higher unit volume sales to European original equipment manufacturers, which improved EBIT by $21 million during 2000, was partially offset by the negative impact of a change in platform mix, which reduced EBIT by $7 million during that period. Lower aftermarket unit sales of both exhaust and ride control products decreased EBIT by $23 million during 2000. Currency weakness in Europe decreased EBIT by $7 million during 2000. Environmental costs associated with anticipated remediation efforts decreased EBIT by $4 million in 2000.

Our operations in the rest of the world incurred $3 million in stand-alone expenses in the second quarter of 2000. Before considering these stand-alone expenses and restructuring and other changes, EBIT from our operations in South America, Australia and Asia improved in 2000 to $23 million compared to $12 million in the same period of 1999. The weakening of the Australian dollar compared to the U.S. dollar during 2000 reduced EBIT by $4 million. Higher unit sales in Asia combined with cost reduction actions throughout South America, Asia and Australia offset this to drive the EBIT improvement. The impact of currency fluctuations in Asia and South America on the translation of financial results did not contribute materially to the EBIT difference between the year ended December 31, 2000, and the same period in 1999.

*EBIT as a Percentage of Revenue*

The following table shows EBIT as a percentage of revenue by segment. This percentage is based on "operating unit" EBIT (which as described above is our reported EBIT excluding the effects of the stand-alone expenses and restructuring and other charges).

| | Year Ended December 31 | |
|---|---|---|
| | 2000 | 1999 |
| North America | 7% | 10% |
| Europe | 5% | 7% |
| Rest of World | 7% | 4% |
| Total Tenneco Automotive | 6% | 8% |

In North America, EBIT as a percentage of revenue decreased by 3 percent. Excluding the $206 million increase in revenues associated with the change in revenue recognition of pass-through catalytic converter sales, EBIT as a percentage of revenue would have been 8 percent for 2000. The decrease in EBIT margin from 1999 to 2000 was due primarily to a mix shift from higher margin OE product sales to lower margin OE product sales, the one-time costs associated with the closing of our Culver, Indiana exhaust plant and product repricings in both our ride control and exhaust aftermarkets. In Europe, EBIT as a percentage of revenue decreased by 2 percent from 1999 to 2000 primarily due to lower aftermarket sales and unfavorable mix changes in both our original equipment and aftermarket businesses. The increase in EBIT margin from our operations in the rest of the world was due primarily to the impact of foreign currency transaction losses experienced by our Brazilian operations during 1999 and our continued efforts to lower selling, general and administrative expenses in our South American and Asian operations.

*Interest Expense, Net of Interest Capitalized*

We reported interest expense of $186 million during 2000, compared to $106 million during 1999. The increase in our total interest expense is due primarily to the higher debt levels allocated to us as a result of the spin-off of Pactiv in 1999, higher interest rates due to our lower debt rating, and interest rate increases during 2000. The debt structure after the Pactiv spin-off is explained in more detail in "Liquidity and Capital Resources" earlier in this Management's Discussion and Analysis.

*Income Taxes*

We recorded a tax benefit during 2000 of $27 million, for an effective tax rate of 41 percent. This benefit was higher than the statutory rate due to the consolidation of our Mexican entities into one tax entity, allowing us to recognize some previously unbenefited tax loss carryforwards in Mexico, and due to the adjustment of tax liabilities in some foreign jurisdictions based on tax returns filed in the third quarter.

Our effective tax rate for 1999 was 195 percent. This high effective tax rate relates primarily to the spin-off transaction. In connection with the spin-off, we repatriated earnings from some foreign tax jurisdictions. Since our policy is to reinvest earnings from foreign operations rather than repatriate them to the U.S., this one-time action resulted in a tax charge in the fourth quarter of 1999. Finally the 1999 restructuring involves significant activity in Europe where many of the costs of restructuring will not be deductible for tax purposes. Consequently, we recognized no tax benefit for these non-deductible costs.

*Earnings Per Share*

Losses from continuing operations per diluted common share were $1.18 for the year ended December 31, 2000 compared to $1.87 per diluted common share in the prior period. In the year ended December 31, 1999, we recorded a loss of $6.23 per diluted common share from discontinued operations. In the first quarter of 1999, we incurred an extraordinary loss of $.20 per diluted common share due to the retirement of debt in connection with the sale of the containerboard assets. We also recorded an after-tax charge of $4.00 per diluted common share due to the cumulative effect of the changes in accounting with respect to start-up activities and customer acquisition costs. In the third quarter of 2000, we recorded an extraordinary loss of $0.01 per diluted common share due to the early retirement of debt.

*Option Purchase Offer*

On May 8, 2000, we initiated an offer to purchase from our employees stock options covering approximately 6.8 million shares of our common stock. These old stock options were issued before the 1999 spin-off of Pactiv, primarily from 1996 to 1998, by the prior management of Tenneco Inc. By the time of the spin-off and the change in management of our company, the exercise prices of these options had become substantially lower than the market price of Tenneco Inc.'s common stock. Upon the spin-off, these options held by continuing employees of our automotive operations were adjusted to maintain their economic value after giving effect to that transaction. Accordingly, as a newly independent stand-alone public company we emerged with 6.8 million underwater stock options, a large number considering the size of our company and the number of outstanding shares. Further, we believed that in order to retain and attract talent in the future, more options would need to be issued. In order to be in a position to more effectively manage our outstanding equity in the future, we initiated the purchase offer. Final responses were received from employees in July 2000. A significant number of employees holding around 6 million options chose to participate. We recorded a charge and made cash payments for the cost of this program in the third quarter of 2000. The total cost of the program was $13 million, before taxes.

*Dividends on Common Stock*

We paid a dividend of $.05 per share of common stock in each of the quarters in 2000 for a total of $7 million in dividend payments in 2000. On January 10, 2001, we announced that our board of directors eliminated the quarterly dividend on the company's common stock. The board took the action in response to current industry conditions, primarily greater than anticipated production volume reductions by original equipment manufacturers and continued softness in the global light vehicle aftermarket.

*Cash Flows*

| | Year Ended December 31 | |
|---|---|---|
| | 2000 | 1999 |
| | (millions) | |
| Cash provided (used) by: | | |
| Operating activities — continuing operations | $ 234 | $ (1) |
| Investing activities — continuing operations | (157) | (227) |
| Financing activities | (123) | 1,495 |

*Operating Activities*

Cash provided by continuing operating activities increased by $234 million for the year ended December 31, 2000 compared to the prior year. This improvement was driven by our increased focus on working capital, which decreased by $157 million during 2000 in comparison to an increase of $175 million during the same period last year and by sales of receivables. During 2000, the balance of accounts receivable sold increased from $16 million to $139 million, while during 1999 the balance of accounts receivable sold decreased from $137 million to $16 million. The balance in accounts payable also increased from $348 million on December 31, 1999 to $464 million on December 31, 2000. During 2000, we began to take advantage of accounts payable terms versus discounts. Our accounts payable increased from $337 million on December 31, 1998 to $348 million on December 31, 1999. The remainder of the change in operating cash flow is primarily due to the change in operating income and accrued income taxes.

Cash used by our discontinued specialty and paperboard packaging operations was $253 million in the year ended December 31, 1999.

*Investing Activities*

Cash used by investing activities for continuing operations was $70 million lower in the year ended December 31, 2000 compared to the same period in 1999. Capital expenditures were $8 million lower at $146 million in 2000 compared to $154 million in 1999. During 1999, we used $36 million to acquire businesses, primarily Kinetic Ltd, an Australian suspension engineering company. In 2000 we increased our ownership percentage in a South African joint venture for $4 million. We also received cash proceeds of $26 million during 2000, primarily related to the sale of an interest in our Burnley, U.K. exhaust facility to Futaba. We also invested $10 million in the new joint venture.

Cash used by investments in discontinued operations was $961 million in the year ended December 31, 1999. During the second quarter of 1999, Tenneco acquired for approximately $1.1 billion certain assets previously used by our containerboard business under operating leases and timber cutting rights. This was required in order to complete the April, 1999 sale of our containerboard business to a newly formed joint venture (which remained with Pactiv at the time of the 1999 spin-off). We also received $306 million in proceeds related to the containerboard and folding carton sale transactions and $28 million in proceeds from disposal of assets in our specialty packaging business.

*Financing Activities*

Cash used by financing activities was $123 million in 2000. This decrease was primarily due to improved operating and investing cash flows that allowed us to pay down debt by $123 million. We also issued $17 million of common stock during the year for employee benefit and dividend reinvestment plans which was offset by $7 million of common stock dividend payments. During 2000, we also entered into a capital lease for a new facility in Spain, increasing debt by $17 million.

Cash provided by financing activities was $1.5 billion during 1999. Excluding the borrowings required to complete the containerboard sale transaction, cash used by financing activities was $545 million for 1999. This primarily reflected the use of the net proceeds of the containerboard sale transaction to reduce our short-term debt. Before the containerboard sale transaction, our Packaging division borrowed approximately $1.8 billion. These borrowings were used to acquire the assets used under operating leases and timber cutting rights described under "Investing Activities" above, and to purchase the containerboard business accounts receivable. Our Packaging division remitted the balance of the borrowings to us to retire short-term debt. Packaging contributed the containerboard business to the new joint venture subject to the approximately $1.8 billion in new debt. The debt reduction, which resulted from this contribution, is shown on the Statements of Cash Flows as a non-cash financing activity.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The section entitled "Derivative Financial Instruments" in Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations" is incorporated herein by reference.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

### INDEX TO FINANCIAL STATEMENTS OF TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

# REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Tenneco Automotive Inc.:

We have audited the accompanying balance sheets of Tenneco Automotive Inc. (a Delaware corporation) and consolidated subsidiaries (see Note 1) as of December 31, 2001 and 2000, and the related statements of income, cash flows, changes in shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of Tenneco Automotive Inc.'s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tenneco Automotive Inc. and consolidated subsidiaries as of December 31, 2001, and 2000, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 1999 Tenneco Automotive Inc. changed its methods of accounting for the costs of start-up activities and for customer acquisition costs.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Tenneco Automotive Inc. and consolidated subsidiaries is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements of Tenneco Automotive Inc. and consolidated subsidiaries taken as a whole.

ARTHUR ANDERSEN LLP

Chicago, Illinois
January 28, 2002

## TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

## STATEMENTS OF INCOME (LOSS)

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| | (Millions Except Share and Per Share Amounts) | | |
| **Revenues** | | | |
| Net sales and operating revenues | $ 3,364 | $ 3,528 | $ 3,260 |
| **Costs and expenses** | | | |
| Cost of sales (exclusive of depreciation shown below) | 2,699 | 2,766 | 2,427 |
| Engineering, research, and development | 48 | 58 | 52 |
| Selling, general, and administrative | 372 | 438 | 502 |
| Depreciation and amortization of other intangibles | 137 | 134 | 127 |
| Amortization of goodwill | 16 | 17 | 17 |
| | 3,272 | 3,413 | 3,125 |
| **Other income (expense)** | — | 5 | 13 |
| **Income before interest expense, income taxes, and minority interest** | 92 | 120 | 148 |
| Interest expense (net of interest capitalized) | 170 | 186 | 106 |
| Income tax expense (benefit) | 51 | (27) | 82 |
| Minority interest | 1 | 2 | 23 |
| **Income (loss) from continuing operations** | (130) | (41) | (63) |
| Income (loss) from discontinued operations, net of income tax | — | — | (208) |
| Income (loss) before extraordinary loss | (130) | (41) | (271) |
| Extraordinary loss, net of income tax | — | (1) | (18) |
| Income (loss) before cumulative effect of changes in accounting principles | (130) | (42) | (289) |
| Cumulative effect of changes in accounting principles, net of income tax | — | — | (134) |
| **Net income (loss)** | $ (130) | $ (42) | $ (423) |
| **Earnings (loss) per share** | | | |
| Average shares of common stock outstanding — | | | |
| Basic | 37,779,837 | 34,735,766 | 33,480,686 |
| Diluted | 38,001,248 | 34,906,825 | 33,656,063 |
| Basic earnings (loss) per share of common stock — | | | |
| Continuing operations | $ (3.43) | $ (1.18) | $ (1.87) |
| Discontinued operations | — | — | (6.23) |
| Extraordinary loss | — | (.02) | (.55) |
| Cumulative effect of changes in accounting principles | — | — | (3.99) |
| | $ (3.43) | $ (1.20) | $ (12.64) |
| Diluted earnings (loss) per share of common stock — | | | |
| Continuing operations | $ (3.43) | $ (1.18) | $ (1.87) |
| Discontinued operations | — | — | (6.23) |
| Extraordinary loss | — | (.02) | (.55) |
| Cumulative effect of changes in accounting principles | — | — | (3.99) |
| | $ (3.43) | $ (1.20) | $ (12.64) |
| Cash dividends per share of common stock | $ — | $ .20 | $ 4.50 |

The accompanying notes to financial statements are an integral part of these statements of income (loss).

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

BALANCE SHEETS

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | (Millions) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and temporary cash investments | $ 53 | $ 35 |
| Receivables — | | |
| Customer notes and accounts, net | 380 | 457 |
| Other | 15 | 30 |
| Inventories | 326 | 422 |
| Deferred income taxes | 66 | 76 |
| Prepayments and other | 101 | 89 |
| | 941 | 1,109 |
| Other assets: | | |
| Long-term notes receivable, net | 40 | 24 |
| Goodwill and intangibles, net | 441 | 463 |
| Deferred income taxes | 128 | 94 |
| Pension assets | 28 | 41 |
| Other | 136 | 150 |
| | 773 | 772 |
| Plant, property, and equipment, at cost | 1,835 | 1,852 |
| Less — Reserves for depreciation and amortization | 868 | 847 |
| | 967 | 1,005 |
| | $2,681 | $2,886 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Short-term debt (including current maturities on long-term debt) | $ 191 | $ 92 |
| Trade payables | 401 | 464 |
| Accrued taxes | 35 | 16 |
| Accrued interest | 25 | 35 |
| Accrued liabilities | 76 | 134 |
| Other | 148 | 68 |
| | 876 | 809 |
| Long-term debt | 1,324 | 1,435 |
| Deferred income taxes | 166 | 144 |
| Postretirement benefits | 174 | 128 |
| Deferred credits and other liabilities | 52 | 26 |
| Commitments and contingencies | | |
| Minority interest | 15 | 14 |
| Shareholders' equity: | | |
| Common stock | — | — |
| Premium on common stock and other capital surplus | 2,748 | 2,738 |
| Accumulated other comprehensive income (loss) | (375) | (239) |
| Retained earnings (accumulated deficit) | (2,059) | (1,929) |
| | 314 | 570 |
| Less — Shares held as treasury stock, at cost | 240 | 240 |
| | 74 | 330 |
| | $2,681 | $2,886 |

The accompanying notes to financial statements are an integral part of these balance sheets.

## TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

## STATEMENTS OF CASH FLOWS

| | Years Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| | (Millions) | | |
| **Operating Activities** | | | |
| Loss from continuing operations | $(130) | $ (41) | $ (63) |
| Adjustments to reconcile loss from continuing operations to cash provided (used) by continuing operations — | | | |
| Depreciation and amortization | 153 | 151 | 144 |
| Deferred income taxes | 30 | (43) | 97 |
| (Gain) loss on sale of businesses and assets, net | 2 | (2) | 6 |
| Changes in components of working capital — | | | |
| (Increase) decrease in receivables | 64 | 61 | (151) |
| (Increase) decrease in inventories | 75 | (29) | (23) |
| (Increase) decrease in prepayments and other current assets | (18) | (14) | 14 |
| Increase (decrease) in payables | (46) | 141 | 46 |
| Increase (decrease) in accrued taxes | 2 | (4) | (43) |
| Increase (decrease) in accrued interest | (9) | 6 | (7) |
| Increase (decrease) in other current liabilities | 22 | (4) | (11) |
| Other | (4) | 12 | (10) |
| Cash provided (used) by continuing operations | 141 | 234 | (1) |
| Cash used by discontinued operations | — | — | (253) |
| Net cash provided (used) by operating activities | 141 | 234 | (254) |
| **Investing Activities** | | | |
| Net proceeds related to the sale of discontinued operations | — | — | 303 |
| Net proceeds from sale of businesses and assets | 11 | 26 | 8 |
| Expenditures for plant, property, and equipment | (127) | (146) | (154) |
| Acquisitions of businesses | — | (5) | (36) |
| Expenditures for plant, property, and equipment and business acquisitions — discontinued operations | — | — | (1,264) |
| Investments and other | (10) | (32) | (45) |
| Net cash used by investing activities | (126) | (157) | (1,188) |
| **Net cash provided (used) before financing activities — continuing operations** | 15 | 77 | (228) |
| **Financing Activities** | | | |
| Issuance of common and treasury shares | 10 | 17 | 41 |
| Purchase of common stock | — | — | (4) |
| Issuance of equity securities by a subsidiary | — | 1 | — |
| Redemption of equity securities by a subsidiary | — | — | (408) |
| Issuance of long-term debt | — | 1 | 3,721 |
| Retirement of long-term debt | (57) | (107) | (1,410) |
| Net increase (decrease) in short-term debt excluding current maturities on long-term debt | 49 | (16) | (294) |
| Dividends (common) | — | (7) | (151) |
| Other | 1 | (12) | — |
| Net cash provided (used) by financing activities | 3 | (123) | 1,495 |
| Effect of foreign exchange rate changes on cash and temporary cash investments | — | (3) | 2 |
| Increase (decrease) in cash and temporary cash investments | 18 | (49) | 55 |
| Cash and temporary cash investments, January 1 | 35 | 84 | 29 |
| Cash and temporary cash investments, December 31 (Note) | $ 53 | $ 35 | $ 84 |
| Cash paid during the year for interest | $ 177 | $ 186 | $ 260 |
| Cash paid during the year for income taxes (net of refunds) | $ 17 | $ 18 | $ 137 |
| **Non-cash Investing and Financing Activities** | | | |
| Common equity interest received related to the sale of containerboard operations | — | — | 194 |
| Principal amount of long-term debt assumed by buyers of containerboard operations | — | — | (1,760) |
| Principal amount of long-term and short-term debt assumed by specialty packaging business | — | — | (2,118) |
| Distribution of specialty packaging business | — | — | (1,448) |
| Obligation for long-term capital lease | — | (17) | — |

Note: Cash and temporary cash investments include highly liquid investments with a maturity of three months or less at the date of purchase.

The accompanying notes to financial statements are an integral part of these statements of cash flows.

## TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Shares | Amount | Shares | Amount | Shares | Amount |
| | (Millions Except Share Amounts) | | | | | |
| **Common Stock** | | | | | | |
| Balance January 1 | 37,797,256 | $ — | 34,970,485 | $ — | 34,734,039 | $ — |
| Issued pursuant to benefit plans | 3,557,818 | — | 2,826,771 | — | 236,446 | — |
| Balance December 31 | 41,355,074 | — | 37,797,256 | — | 34,970,485 | — |
| **Premium on Common Stock and Other Capital Surplus** | | | | | | |
| Balance January 1 | | 2,738 | | 2,721 | | 2,712 |
| Premium on common stock issued pursuant to benefit plans | | 10 | | 17 | | 22 |
| Redemption of equity securities by a subsidiary | | — | | — | | (13) |
| Balance December 31 | | 2,748 | | 2,738 | | 2,721 |
| **Accumulated Other Comprehensive Income (Loss)** | | | | | | |
| Balance January 1 | | (239) | | (179) | | (91) |
| Other comprehensive income (loss) | | (136) | | (60) | | (110) |
| Reclassification adjustment for disposition of investments | | — | | — | | 22 |
| Balance December 31 | | (375) | | (239) | | (179) |
| **Retained Earnings (Accumulated Deficit)** | | | | | | |
| Balance January 1 | | (1,929) | | (1,880) | | 142 |
| Net income (loss) | | (130) | | (42) | | (423) |
| Dividends — | | | | | | |
| Common stock | | — | | (7) | | (151) |
| Distribution of specialty packaging business | | — | | — | | (1,448) |
| Balance December 31 | | (2,059) | | (1,929) | | (1,880) |
| **Less — Common Stock Held as Treasury Stock, at Cost** | | | | | | |
| Balance January 1 | 1,298,498 | 240 | 1,298,373 | 240 | 1,351,535 | 259 |
| Shares acquired | — | — | 125 | — | 93,553 | 9 |
| Shares issued pursuant to benefit and dividend reinvestment plans | (3,806) | — | — | — | (146,715) | (28) |
| Balance December 31 | 1,294,692 | 240 | 1,298,498 | 240 | 1,298,373 | 240 |
| Total | | $ 74 | | $ 330 | | $ 422 |

The accompanying notes to financial statements are an integral part of these statements of changes in shareholders' equity.

## TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

## STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Accumulated Other Comprehensive Income | Comprehensive Income | Accumulated Other Comprehensive Income | Comprehensive Income | Accumulated Other Comprehensive Income | Comprehensive Income |
| | (Millions Except Share Amounts) | | | | | |
| **Net income (loss)** | | $(130) | | $ (42) | | $(423) |
| **Accumulated Other Comprehensive Income (Loss)** | | | | | | |
| **Cumulative Translation Adjustment** | | | | | | |
| Balance January 1 | $(237) | | $(176) | | $ (82) | |
| Translation of foreign currency statements | (79) | (79) | (61) | (61) | (114) | (114) |
| Reclassification adjustment for disposition of investments in foreign subsidiaries | — | — | — | — | 20 | — |
| Balance December 31 | (316) | | (237) | | (176) | |
| **Fair Value of Interest Rate Swaps** | | | | | | |
| Balance January 1 | — | | — | | — | |
| Fair value adjustment | (17) | (17) | — | | — | |
| Balance December 31 | (17) | | — | | — | |
| **Additional Minimum Pension Liability Adjustment** | | | | | | |
| Balance January 1 | (2) | | (3) | | (9) | |
| Additional minimum pension liability adjustment | (64) | (64) | 2 | 2 | 6 | 6 |
| Income tax benefit (expense) | 24 | 24 | (1) | (1) | (2) | (2) |
| Reclassification adjustment for disposition of investments in subsidiaries | — | | — | — | 2 | — |
| Balance December 31 | (42) | | (2) | | (3) | |
| Balance December 31 | $(375) | | $(239) | | $(179) | |
| Other comprehensive income (loss) | | (136) | | (60) | | (110) |
| **Comprehensive income (loss)** | | $(266) | | $(102) | | $(533) |

The accompanying notes to financial statements are an integral part of these statements of comprehensive income (loss).

## 1. Summary of Accounting Policies

*Consolidation and Presentation*

Tenneco Automotive Inc. was known as Tenneco Inc. before the spin-off, on November 4, 1999, of our packaging business to our shareholders, as described in Note 3. In these notes, when we discuss Tenneco we mean Tenneco Inc. and its subsidiaries before the spin-off and Tenneco Automotive Inc. and its subsidiaries after the spin-off.

Our financial statements include all majority-owned subsidiaries. We carry investments in 20 percent to 50 percent owned companies at cost plus equity in undistributed earnings since the date of acquisition and cumulative translation adjustments. We have eliminated all significant intercompany transactions.

In the first quarter of 2000 we changed how we record "pass through" sales of some catalytic converter components. "Pass through" sales occur when we purchase these components from suppliers, use the components in our manufacturing process and sell the components to our customers as part of the completed catalytic converter. In the past, we recorded "pass through" sales as a reduction of cost of sales. We now record them as part of net sales. Relationships with customers had begun to change where we now take title to these components in the manufacturing process. Additionally, we believed that our competitors in the automotive parts industry already followed this practice so this change was consistent with industry practice and permits improved comparability with these companies. As a result of the change, our sales increased $274 million and $206 million in the twelve months ended December 31, 2001 and 2000, respectively, with no impact on our earnings before interest and taxes. Had these components been recorded on a comparable basis in the twelve months ended December 31, 1999 net sales would have been $140 million higher.

*Sales of Accounts Receivable*

We entered into an agreement during 2000 to sell an interest in some of our North American trade accounts receivable to a third party. Under this agreement, as well as individual agreements with third parties in Europe, we had sold accounts receivable of $110 million and $139 million at December 31, 2001 and 2000, respectively. We recognized a loss of $5 million on these sales of trade accounts receivable during 2001, representing the discount from book values at which these receivables were sold to the third party. The discount rate varies based on funding cost incurred by the third party, and it averaged 5.4% during the time period in 2001 when we sold receivables. We retained ownership of the remaining interest in the pool of receivables not sold to the third party. We valued this retained interest based on the recoverable value of the receivables pool, which approximated book value.

*Inventories*

At December 31, 2001 and 2000, inventory by major classification was as follows:

| | 2001 | 2000 |
|---|---|---|
| | (Millions) | |
| Finished goods | $149 | $197 |
| Work in process | 69 | 83 |
| Raw materials | 71 | 103 |
| Materials and supplies | 37 | 39 |
| | $326 | $422 |

Our inventories are stated at the lower of cost or market value. A portion of total inventories (25% and 29% at December 31, 2001 and 2000, respectively) is valued using the last-in, first-out method. If we had used the first-in, first-out ("FIFO") method of accounting for these inventories, they would have been

$18 million and $16 million higher at December 31, 2001 and 2000, respectively. We value all other inventories using the FIFO or average cost methods at the lower of cost or market value.

*Goodwill and Intangibles, net*

At December 31, 2001 and 2000, goodwill and intangibles, net of amortization, by major category were as follows:

| | 2001 | 2000 |
|---|---|---|
| | (Millions) | |
| Goodwill | $423 | $458 |
| Other intangible assets | 18 | 5 |
| | $441 | $463 |

Through the end of 2001 goodwill was being amortized on a straight-line basis over periods ranging from 15 to 40 years. You should read "Changes in Accounting Principles" below for information about the new goodwill accounting requirement. Goodwill amortization amounted to $16 million in 2001 and $17 million in both 2000 and 1999, and is shown separately in the statements of income with the caption "Amortization of goodwill."

We have capitalized certain intangible assets, primarily trademarks and patents, based on their estimated fair value at the date we acquired them. We amortize these intangible assets on a straight-line basis over periods ranging from five to 30 years. Amortization of intangibles amounted to $2 million in 2001 and $3 million in both 2000 and 1999, and is included in the statements of income caption "Depreciation and amortization."

*Plant, Property, and Equipment, at Cost*

At December 31, 2001 and 2000, plant, property, and equipment, at cost, by major category were as follows:

| | 2001 | 2000 |
|---|---|---|
| | (Millions) | |
| Land, buildings, and improvements | $ 348 | $ 312 |
| Machinery and equipment | 1,332 | 1,340 |
| Other, including construction in progress | 155 | 200 |
| | $1,835 | $1,852 |

We depreciate these properties on a straight-line basis over the estimated useful lives of the assets. Useful lives range from 10 to 40 years for buildings and improvements and from three to 25 years for machinery and equipment.

*Notes Receivable and Allowance for Doubtful Accounts*

Short and long-term notes receivable outstanding were $50 million and $34 million at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the allowance for doubtful accounts on short- and long-term accounts and notes receivable was $29 million and $24 million, respectively.

*Other Long-Term Assets*

Beginning on January 1, 1999, we began expensing pre-production design and development costs as incurred unless we have a contractual guarantee for reimbursement from the original equipment customer.

We had long-term receivables of $19 million and $15 million on the balance sheet at December 31, 2001 and 2000, respectively, for guaranteed pre-production design and development reimbursement arrangements with our customers. In addition, property, plant and equipment includes $35 million and $41 million at December 31, 2001 and 2000, respectively, for original equipment tools and dies that we own, and prepayments and other includes $32 million and $27 million at December 31, 2001 and 2000, respectively, for in-process tools and dies that we are building for our original equipment customers. You should also read "Changes in Accounting Principles" later in this note for more information.

We capitalize certain costs related to the purchase and development of software that we use in our business operations. We amortize the costs attributable to these software systems over their estimated useful lives, ranging from three to 12 years, based on various factors such as the effects of obsolescence, technology, and other economic factors. Capitalized software development costs, net of amortization, were $89 million and $98 million at December 31, 2001 and 2000, respectively.

*Income Taxes*

We utilize the liability method of accounting for income taxes whereby we recognize deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in our financial statements. We reduce deferred tax assets by a valuation allowance when, based upon our estimates, it is more likely than not that we will not realize a portion of the deferred tax assets in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

We do not provide for U.S. income taxes on unremitted earnings of foreign subsidiaries as our present intention is to reinvest the unremitted earnings in our foreign operations. Unremitted earnings of foreign subsidiaries are approximately $590 million at December 31, 2001. It is not practicable to determine the amount of U.S. income taxes that would be payable upon remittance of the assets that represent those unremitted earnings. We have provided current tax of $66 million on the current repatriation of certain foreign earnings. You should read Note 6, "Income Taxes" for more information.

*Revenue Recognition*

We recognize revenue for sales to our original equipment and aftermarket customers under the terms of our arrangements with those customers, generally at the time of shipment from our plants or distribution centers. For our aftermarket customers, we provide for promotional incentives and estimated returns at the time of sale.

*Earnings Per Share*

We compute basic earnings per share by dividing income available to common shareholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that we adjust the weighted-average number of shares outstanding to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued. In addition, we adjust income available to common shareholders to include any changes in income or loss that would result from the assumed issuance of the dilutive common shares.

*Allocation of Corporate Debt and Interest Expense*

Our practice is to incur indebtedness for our consolidated group at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Consequently, for periods prior to the November 4, 1999 spin-off of our packaging business, our corporate debt has been allocated to discontinued operations based upon the ratio of the discontinued operations' net assets to our consolidated net assets plus debt. We have allocated interest expense, net of tax, to our discontinued operations based on the same allocation methodology. You should also read Note 3, "Discontinued Operations and Extraordinary Loss," for more information.

*Research and Development*

We expense research and development costs as they are incurred. Research and development expenses were $33 million for each of 2001, and 2000, and $32 million in 1999, and are included in the income statement caption "Engineering, research, and development expenses."

*Foreign Currency Translation*

We translate financial statements of international operations into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the weighted average exchange rate for each applicable period for revenues, expenses, and gains and losses. We reflect translation adjustments in the balance sheet caption "Accumulated other comprehensive income (loss)."

*Risk Management Activities*

We use derivative financial instruments, principally foreign currency forward purchase and sale contracts with terms of less than one year, to hedge our exposure to changes in foreign currency exchange rates, and interest rate swaps to hedge our exposure to changes in interest rates. Our primary exposure to changes in foreign currency rates results from intercompany loans made between affiliates to minimize the need for borrowings from third parties. Net gains or losses on these foreign currency exchange contracts that are designated as hedges are recognized in the income statement to offset the foreign currency gain or loss on the underlying transaction. Additionally, we enter into foreign currency forward purchase and sale contracts to mitigate our exposure to changes in exchange rates on some intercompany and third party trade receivables and payables. Since these anticipated transactions are not firm commitments, we mark these forward contracts to market each period and record any gain or loss in the income statement. From time to time we have also entered into forward contracts to hedge our net investment in foreign subsidiaries. We recognize the after-tax net gains or losses on these contracts on the accrual basis in the balance sheet caption "Accumulated other comprehensive income (loss)." In the statement of cash flows, cash receipts or payments related to these exchange contracts are classified consistent with the cash flows from the transaction being hedged.

We do not currently enter into derivative financial instruments for speculative purposes.

*Changes in Accounting Principles*

In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-5. "Reporting on the Costs of Start-up Activities," which requires costs of start-up activities to be expensed as incurred. This statement was effective for fiscal years beginning after December 15, 1998. The statement requires previously capitalized costs related to start-up activities to be expensed as a cumulative effect of a change in accounting principle when the statement is adopted. Prior to January 1, 1999, we capitalized certain costs related to start-up activities, primarily pre-production design and development costs for new original equipment automobile platforms. We adopted SOP 98-5 on January 1, 1999, and recorded an after-tax charge for the cumulative effect of this change in accounting principle of $102 million (net of a $50 million tax benefit), or $3.04 per diluted common share.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133. "Accounting for Derivative Instruments and Hedging

Activities." This statement establishes new accounting and reporting standards requiring that all derivative instruments, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment. This statement cannot be applied retroactively and is effective for all fiscal years beginning after June 15, 2000. We adopted this standard, as amended by SFAS No. 138 in June 2000, effective January 1, 2001 and it did not have a significant impact on our financial position or results of operations.

Effective January 1, 1999, we changed our method of accounting for customer acquisition costs from a deferral method to an expense-as-incurred method. In connection with the decision to separate the automotive and specialty packaging businesses into independent public companies, we determined that a change to an expense-as-incurred method of accounting for automotive aftermarket customer acquisition costs was preferable in order to permit improved comparability of stand-alone financial results with our aftermarket industry competitors. We recorded an after-tax charge for the cumulative effect of this change in accounting principle of $32 million (net of a $22 million tax benefit), or $.95 per diluted common share.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition". This SAB provides guidance on the recognition, presentation, and disclosure of revenue in the financial statements and is effective no later than the fourth quarter of fiscal years beginning after December 15, 1999. The SAB draws on the existing accounting rules and defines the basic criteria that must be met before we can record revenue. The impact of adopting SAB 101 did not have a significant effect on our results of operations or financial position.

In May 2000, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, Accounting for Certain Sales Incentives. This issue addresses the recognition, measurement, and income statement classification of various types of sales incentives, including discounts, coupons, rebates, and free products. Consequently, beginning January 1, 2001, we classified some incentives that were previously shown in selling, general and administrative expense as a reduction in revenues. As a result of this change, revenue was $17 million lower for 2001, with an offsetting decline in selling, general, and administrative expenses. We have restated prior years results for comparability, resulting in a reduction in net sales of $21 million for 2000 and $19 million for 1999, with an offsetting reduction in selling, general, and administrative expense.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for purchased goodwill from an amortization method to a impairment-only approach. Therefore amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations, will cease upon adoption of SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption of the SFAS No. 142 is not permitted nor is retroactive application to prior period (interim or annual) financial statements. At the end of the year, we had unamortized goodwill of $423 million. Goodwill was amortized during 2001 at the rate of approximately $17 million each year. This amount will not be amortized during 2002 and future years. We are currently evaluating the further effects that this statement may have on our financial position and results of operations, including whether or not we will be required to record an impairment of our goodwill in accordance with the provisions of the new standard. Any initial impairment attributable to the new standard will be recorded as a change in accounting principles.

In June 2001, the FASB issued SFS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We will be required to adopt the new standard by January 1, 2003. We are currently evaluating the effect that this statement may have on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses recognition, presentation and disclosure of impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to Be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption encourage. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial position or results of operations.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include allowances for doubtful receivables, promotional and product returns, pension and post-retirement benefit plans, income taxes, and contingencies. These items are covered in more detail in Note 1, Note 6, Note 9, and Note 11. Actual results could differ from those estimates.

*Reclassifications*

Prior years' financial statements have been reclassified where appropriate to conform to 2001 presentations.

## 2. Restructuring Charges

Over the past several years we have adopted plans to restructure portions of our operations. These plans were approved by the Board of Directors and were designed to reduce operational and administrative overhead costs throughout the business. Charges to income related to these plans are recorded in the period in which the plans are finalized and approved, while actions necessary to affect these restructuring plans occur over future periods in accordance with established plans.

The 1999 plan involved closing a ride control manufacturing facility and an exhaust plant in Europe, closing or downsizing four European aftermarket distribution centers, closing a North American exhaust manufacturing facility plus employee reductions of approximately 780. Over 750 employees have been terminated under the 1999 plan as of December 31, 2001. We have delayed closing one European aftermarket distribution location as a result of customer requirements. Actions necessary to complete closing the operation of this location as an aftermarket distribution center are in process, and we expect to complete those actions in 2002. However, we have now determined that we will continue to use the facility in our manufacturing operations. The fourth quarter 2001 restructuring plan described below includes the cost to close a nearby manufacturing facility. Those operations will be moved to the former distribution facility and some of the existing workforce will remain. Therefore, we adjusted the cost to complete the 1999 plan downward by $3 million during the fourth quarter of 2001, representing primarily severance and other related costs that will no longer be incurred. The reversal is reflected in cost of sales in the 2001 income statement. This completes all our restructuring actions related to the 1999 plan.

In the fourth quarter of 2000, our Board of Directors approved a restructuring plan to further reduce administrative and operational overhead costs. We recorded, in the fourth quarter of 2000, a pre-tax charge related to the plan of $46 million, $32 million after tax, or $.92 per diluted common share. Within the statement of income, $13 million of the pre-tax charge is reflected in cost of sales, while $33 million is included in selling, general, and administrative expenses. The charge is comprised of $24 million of severance and related costs for salaried employment reductions worldwide and $22 million for the reduction of manufacturing and distribution capacity in response to long-term market trends. The 2000 plan involved closing a North American aftermarket exhaust distribution facility and a ride control manufacturing plant in our Asian market, as well as the consolidation of some exhaust manufacturing facilities in Europe. In addition, the plan involves the elimination of 700 positions, including temporary employees. We wrote down the assets at the locations to be closed to their estimated fair value, less costs to sell. We estimated the market value of buildings using external real estate appraisals. As a result of the single purpose nature of the machinery and equipment to be disposed of, fair value was estimated to be scrap value less costs to dispose in most cases. We do not expect that cash proceeds on the sale of these assets will be significant. As of December 31, 2001, 600 employees have been terminated under the 2000 plan primarily in North America and Europe. Additionally, 57 temporary employees have been terminated. All restructuring actions are being completed in accordance with our established plan. We expect to complete all restructuring activities related to this plan by the end of the first quarter of 2002. We are conducting all workforce reductions in compliance with all legal and contractual requirements including obligations to consult with worker committees, union representatives and others.

Also in the fourth quarter of 2000, we recorded other charges of $15 million, $10 million after tax, or $.29 per diluted common share. These charges related to a strategic decision to reduce some of the aftermarket parts we offer and to relocation expenses incurred associated with the restructuring plans. The aftermarket parts were written down to their estimated scrap value less costs to sell.

In the first quarter of 2001, our Board of Directors approved a restructuring plan in response to increasingly difficult industry conditions. On January 31, 2001, we announced plans to eliminate up to 405 salaried positions worldwide. We recorded pre-tax charges related to the restructuring of $11 million, $8 million after tax, or $.21 per diluted common share. Within the statement of income, $2 million of the pre-tax charge is reflected in cost of sales, while $9 million is included in selling, general, and administrative expenses. These charges are comprised of $8 million for severance and related costs for salaried employment reductions worldwide and $3 million for costs related to closing a testing facility in North America. As of December 31, 2001, we have eliminated 300 positions in connection with the first quarter 2001 plan. We estimate that we will complete these restructuring activities in the first quarter of 2002. All workforce reductions are being done in compliance with all legal and contractual requirements including obligations to consult with worker committees, union representatives and others.

In the second quarter of 2001, our Board of Directors approved a separate restructuring plan related to closing a North American ride control production line. We recorded pre-tax charges related to the plan of $8 million, $6 million after tax, or $.16 per diluted common share. Within the statement of income, the $8 million charge is included in cost of sales. We wrote down the assets to their fair market value, less costs to sell. As a result of the single purpose nature of the machinery and equipment to be disposed of, fair value was estimated to be scrap value less costs to dispose. Cash proceeds from the sale of these assets were not significant. All restructuring activities related to this plan have been completed.

In the fourth quarter of 2001, our Board of Directors approved a restructuring plan, the first phase of a project known as Project Genesis, designed to lower our fixed costs, improve efficiency and utilization, and better optimize our global footprint. The plan involves closing eight facilities, improving the process flow and efficiency through value mapping and plant arrangement at 20 facilities, relocating production among facilities, and centralizing some functional areas. The facilities include an aftermarket plant and an aftermarket distribution operation in Europe, one building at an emissions control plant complex in North America, a technology facility in North America, and our London-based treasury office. We expect to eliminate 900 employees as a result of these actions. In the fourth quarter 2001, we recorded pre-tax charges related to the plan of $27 million. Within the statement of income, $23 million of the pre-tax charge is reflected in cost of sales, while $4 million is included in selling, general and administrative expenses. These charges are comprised of $18 million in severance and $9 million for equipment lease cancellation, asset impairment, and other restructuring costs to close the eight facilities. We wrote down the assets at locations to be closed to their estimated fair value, less costs to sell. We estimated the market value of buildings using external real estate appraisals. As a result of the single purpose nature of the machinery and equipment to be disposed of, fair value was estimated to be scrap value less costs to dispose in most cases. We also recorded a pre-tax charge of $4 million in cost of sales related to a strategic decision to adjust some product offerings and our customer supply strategy in the European aftermarket. The aftermarket parts were written down to their estimated scrap value, less cost to sell. Finally, we also incurred $1 million in other restructuring related costs during the fourth quarter for the value mapping and rearrangement of one of our emissions control plants in North America. Since these costs relate to ongoing operations, they could not be accrued as part of the restructuring charge. The total of all these restructuring and other costs recorded in the fourth quarter of 2001 was $32 million before tax, $31 million after tax, or $.81 per diluted common share. We expect to complete all restructuring activities related to this plan by early 2003. We are conducting all workforce reductions in compliance with all legal and contractual requirements including obligations to consult with worker committees, union representatives and others.

In addition to the fourth quarter 2001 charges, we expect to incur other costs during 2002 for moving and rearrangement costs related to Project Genesis that cannot be accrued as part of the restructuring charge. We currently estimate these costs will be about $15 million, and they will be expensed as they are incurred. We also incurred $4 million during 2001 for other restructuring related costs and expenses such as relocation and moving costs that could not be accrued as part of our earlier restructuring reserves.

Amounts related to our restructuring plans, including the plans we initiated in 2001, 2000 and 1999, are shown in the following table.

| | December 31, 2000 Restructuring Reserve | Restructuring Charges | Reserve Reversal | Cash Payments | Charged to Asset Accounts | Impact of Exchange Rates | December 31, 2001 Restructuring Reserve |
|---|---|---|---|---|---|---|---|
| Severence | $23 | $26 | $(2) | $(23) | $ — | $(1) | $23 |
| Asset Impairment | — | 17 | — | — | (13) | — | 4 |
| Other | 3 | 7 | (1) | (2) | — | (1) | 6 |
| | $26 | $50 | $(3) | $(25) | $(13) | $(2) | $33 |

In addition to the announced actions, we are evaluating additional opportunities, including additional phase of Project Genesis, to initiate actions that will reduce our costs through implementing the most appropriate and efficient logistics, distribution, and manufacturing footprint for the future. Any actions that we take will require review and approval by the Board of Directors and, depending upon the cost of the plans, could require approval by our senior lenders. See "Liquidity and Capital Resources." We plan to conduct any workforce reductions that result in compliance with all legal and contractual requirements including obligations to consult with worker committees, union representatives, and others.

3. Discontinued Operations and Extraordinary Loss

*Background of the Spin-off Transaction*

In July 1998, the Board of Directors authorized management to develop a broad range of strategic alternatives to separate the automotive, paperboard packaging, and specialty packaging businesses. Subsequently, we completed the following actions:

- In January 1999, we announced an agreement to contribute the containerboard business to a new joint venture with an affiliate of Madison Dearborn Partners. The proceeds from the transaction, including debt assumed by the new joint venture, were approximately $2 billion. The transaction closed in April 1999. We retained a 43 percent interest in the joint venture.
- In April 1999, we announced an agreement to sell our folding carton operations to Caraustar Industries. This transaction closed in June 1999. The folding carton operations and the containerboard business together represented our paperboard packaging operating segment.
- On November 4, 1999, we completed the spin-off of the common stock of Tenneco Packaging Inc., now known as Pactiv Corporation, to our shareholders. Pactiv included all of the businesses that made up our specialty packaging segment, as well as our remaining interest in the containerboard joint venture and our administrative services operations.

As a result of this series of transactions, our former specialty and paperboard packaging operating segments are presented as discontinued operations in the accompanying financial statements.

The morning following the spin-off, we completed a reverse stock split that had been approved by our shareholders at a special meeting held in October 1999. As a result, every five shares of our common stock were converted into one share of our new common stock.

Before the spin-off, we realigned substantially all of our existing debt through a combination of tender offers, exchange offers, and other refinancings. You should also read Note 4, "Long-Term Debt, Short-Term Debt, and Financing Arrangements" for more information.

*Discontinued Operations*

Our loss from discontinued operations in 1999 was $208 million, comprised principally of an after-tax loss on sale of the paperboard packaging business of $207 million. This loss on sale includes a $54 million net loss in the fourth quarter, reflecting events that occurred subsequent to the April 1999 sale related to the final settlement of working capital amounts, revisions to actuarially-determined estimates of pension plan effects, and changes in estimates regarding liabilities retained by Pactiv.

*The Specialty Packaging Business*

Results of operations for the year ended December 31, 1999 for the specialty packaging business were as follows:

| | 1999 |
|---|---|
| | (Millions) |
| Net sales and operating revenues | $2,419 |
| Income before income taxes and interest allocation | $ 87 |
| Income tax (expense) benefit | (29) |
| Income before interest allocation | 58 |
| Allocated interest expense, net of income tax (Note) | (81) |
| Income (loss) from discontinued operations | $ (23) |

Note: Reference is made to Note 1, "Summary of Accounting Policies — Allocation of Corporate Debt and Interest Expense," for a discussion of the allocation of corporate debt and interest expense to discontinued operations.

*The Paperboard Packaging Business*

Results of operations for the year ended 1999, for the paperboard packaging business were as follows:

| | 1999 |
|---|---|
| | (Millions) |
| Net sales and operating revenues | $ 445 |
| Income (loss) before income taxes and interest allocation | |
| Operations | $ 32 |
| Loss on containerboard sale | (343) |
| Gain on sale of folding carton | 11 |
| Gain on sale of joint venture with Caraustar | — |
| Gain on sale of non-strategic timberland | — |
| | (300) |
| Income tax (expense) benefit | 120 |
| Income (loss) before interest allocation | (180) |
| Allocated interest expense, net of income tax (Note) | (5) |
| Income (loss) from discontinued operations | $(185) |

Note: Reference is made to Note 1, "Summary of Accounting Policies — Allocation of Corporate Debt and Interest Expense," for a discussion of the allocation of corporate debt and interest expense to discontinued operations.

*Extraordinary Loss*

During 2000, we recognized extraordinary losses of $1 million (net of a $1 million income tax benefit), or $.02 per diluted common share, related to the early retirement of a portion of our long-term debt.

During 1999, an extraordinary loss of approximately $7 million (net of a $3 million income tax benefit), or $.21 per diluted common share, was recognized due to the early retirement of debt. As a result of the debt realignment prior to the spin-off, we recognized an extraordinary loss of approximately $11 million (net of a $7 million income tax benefit), or $.33 per diluted common share. This extraordinary loss consists principally of the fair value paid in the cash tender offers in excess of the historical carrying value for the debt tendered.

## 4. Long-Term Debt, Short-Term Debt, and Financing Arrangements

*Long-Term Debt*

A summary of our long-term debt obligations at December 31, 2001 and 2000, is set forth in the following table:

| | 2001 | 2000 |
|---|---|---|
| | (Millions) | |
| Tenneco Automotive Inc. — | | |
| Senior Term Loans due 2001 through 2008, average effective interest rate 5.9% in 2001 and 9.7% in 2000 | $ 899 | $ 947 |
| 11⅝% Senior Subordinated Notes due 2009 | 500 | 500 |
| Debentures due 2008 through 2025, average effective interest rate 9.3% in 2001 and 9.3% in 2000 | 3 | 3 |
| Notes due 2001 through 2007, average effective interest rate 7.9% in 2001 and 8.5% in 2000 | 13 | 17 |
| Other subsidiaries — | | |
| Notes due 2001 through 2011, average effective interest rate 6.0% in 2001 and 6.9% in 2000 | 16 | 22 |
| | 1,431 | 1,489 |
| Less — current maturities | 107 | 54 |
| Total long-term debt | $1,324 | $1,435 |

The aggregate maturities and sinking fund requirements applicable to the issues outstanding at December 31, 2001, are $107 million, $98 million, $97 million, $98 million, and $7 million for 2002, 2003, 2004, 2005 and 2006, respectively.

*Short-Term Debt*

We principally use a revolving credit facility to finance our short-term capital requirements. Information regarding our short-term debt as of and for the years ended December 31, 2001 and 2000, is as follows:

| | 2001 | 2000 |
|---|---|---|
| | (Millions) | |
| Current maturities on long-term debt | $107 | $54 |
| Notes payable | 84 | 38 |
| Total short-term debt | $191 | $92 |

| | 2001 | 2000 |
|---|---|---|
| | Notes Payable* | Notes Payable* |
| | (Dollars in millions) | |
| Outstanding borrowings at end of year | $ 84 | $ 38 |
| Weighted average interest rate on outstanding borrowings at end of year | 10.3% | 12.7% |
| Approximate maximum month-end outstanding borrowings during year | $ 222 | $ 122 |
| Approximate average month-end outstanding borrowings during year | $ 108 | $ 73 |
| Weighted average interest rate on approximate average month-end outstanding borrowings during year | 12.1% | 15.2% |

* Includes borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.

*Financing Arrangements*

| | | Committed Credit Facilities(a) | | | |
|---|---|---|---|---|---|
| | | December 31, 2001 | | | |
| | Term | Commitments | Borrowings | Letters of Credit(b) | Available |
| | | | (Millions) | | |
| Tenneco Automotive Inc. revolving credit agreement | 2005 | $ 500(c) | $68 | $61 | $371 |
| Subsidiaries' credit agreements | Various | 16 | 16 | — | — |
| | | $ 516 | $84 | $61 | $371 |

(a) We generally are required to pay commitment fees on the unused portion of the total commitment and facility fees on the total commitment.

(b) Letters of credit reduce the available borrowings under the revolving credit agreement.

(c) The senior credit facility was amended on March 12, 2002. As a result of the amendment, the revolving credit facility has been reduced to $450 million.

Our financing arrangements are primarily provided by a $1.4 billion committed senior secured financing arrangement with a syndicate of banks and other financial institutions. We entered into an agreement to amend this facility on October 20, 2000 to (i) relax the financial covenant ratios beginning in the fourth quarter of 2000, (ii) exclude up to $80 million of cash charges and expenses related to cost reduction initiatives from the calculation of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") used in our financial covenant ratios through 2001 and (iii) make certain other technical changes. In exchange for these amendments, we agreed to certain interest rate increases, lowered our capital expenditure limits and paid an aggregate fee of about $3 million.

As a result of significant reductions in North American vehicle production levels announced in 2000 by our original equipment customers, as well as an accelerated weakening of the global aftermarket, we entered into a second amendment of our senior credit facility on March 22, 2001. The second amendment revised the financial covenant ratios we were required to maintain as of the end of each the quarters ending in 2001. The second amendment also reduced the limitation on 2001 capital expenditures from $225 million to $150 million, and required that net cash proceeds from all significant, non-ordinary course asset sales be used to prepay the senior term loans. In exchange for these amendments, we agreed to a 25 basis point increase in interest rates on the senior term loans and borrowings under our revolving credit facility and paid an aggregate fee of $3 million to consenting lenders. We incurred legal, advisory and other costs related to the amendment process of $2 million.

At the time of the second amendment, we expected that we would meet with the senior lenders during the first quarter of 2002 to negotiate further amendments to the senior credit facility. Consequently, we amended the senior credit facility for a third time on March 12, 2002. The third amendment revised the financial covenant ratios we are required to maintain as of the end of each the quarters ending in 2002, 2003, and 2004. It also extends the limitation on annual capital expenditures of $150 million through this three year period. The amendment further provides us with the option to enter into sale and leaseback arrangements on up to $200 million of our assets. The proceeds from these arrangements must be used to reduce senior debt. These senior debt prepayments would reduce the next scheduled principal amortization payments. Because the payments on senior debt from sale and leaseback transactions would be made on a pro-rata basis based on the remaining principal amounts outstanding on our Tranche A, B, and C senior term loans, but principal amortization payments are not pro-rata, about 35 percent of any sale and leaseback transactions we enter into during 2002 would reduce our scheduled principal amortization. The amendment also allows us to exclude up to $60 million of cash charges and expenses, before taxes, related to potential future cost reduction initiatives from the calculation of our financial covenant ratios. It also permits us to execute exchanges of our senior subordinated bonds for shares of common stock. We have not currently identified any sale and leaseback transactions that we plan to complete. However, we may enter into sale and leaseback transactions during 2002. We do not have any current plans to enter into any debt-for-stock exchanges. Any significant debt-for-stock exchange would require approval of our shareholders. In exchange for these amendments, we agreed to a $50 million reduction in our revolving credit facility, a 25 basis point increase in interest rates on the senior term loans and borrowings under our revolving credit facility, and paid an aggregate fee of $3 million to consenting lenders. We also incurred legal, advisory, and other costs related to the amendment process of $2 million. The 25 basis point increase in interest rates will increase our interest cost by about $3 million annually.

The senior secured credit facility, as amended on March 13, 2002, consists of: (i) a $450 million revolving credit facility with a final maturity date of November 4, 2005; (ii) a $361 million term loan with a final maturity date of November 4, 2005; (iii) a $269 million term loan with a final maturity date of November 4, 2007; and (iv) a $269 million term loan with a final maturity date of May 4, 2008. Quarterly principal repayment installments on each term loan began October 1, 2001. Borrowings under the facility bear interest at an annual rate equal to, at our option, either (i) the London Interbank Offering Rate plus a margin of 350 basis points for the revolving credit facility and the term loan maturing November 4, 2005, 400 basis points for the term loan maturing November 4, 2007 and 425 basis points for the term loan maturing May 4, 2008; or (ii) a rate consisting of the greater of the JP Morgan Chase prime rate or the Federal Funds rate plus 75 basis points, plus a margin of 250 basis points for the revolving credit facility and the term loan maturing November 4, 2005, 300 basis points for the term loan maturing November 4, 2007 and 325 basis points for the term loan maturing May 4, 2008. Under the provisions of the senior credit facility agreement, the interest margins for borrowings under the revolving credit facility and the term loan maturing November 4, 2005 may be adjusted based on the consolidated leverage ratio (consolidated indebtedness divided by consolidated EBITDA as defined in the senior credit facility agreement) measured at the end of each quarter. Our senior secured credit facility does not contain any terms that could accelerate the payment of the facility as a result of a credit rating agency downgrade.

The amended senior credit facility requires that we maintain at least the following consolidated leverage ratios (consolidated indebtedness divided by consolidated EBITDA), consolidated interest coverage ratios (consolidated EBITDA divided by consolidated cash interest paid), and fixed charge coverage ratios (consolidated EBITDA less consolidated capital expenditures, divided by consolidated cash interest paid) at the end of each period indicated:

| | Quarter Ending | | | | |
|---|---|---|---|---|---|
| | December 31, 2001 | March 31, 2002 | June 30, 2002 | September 30, 2002 | December 31, 2002 |
| | | | (millions) | | |
| Leverage Ratio | 5.50 | 5.75 | 5.75 | 5.75 | 5.75 |
| Interest Coverage Ratio | 1.55 | 1.60 | 1.65 | 1.65 | 1.65 |
| Fixed Charge Coverage Ratio | 0.80 | 0.75 | 0.70 | 0.70 | 0.75 |

The senior credit facility agreement also contains restrictions on our operations that are customary for similar facilities, including limitations on: (a) incurring additional liens; (b) sale and leaseback transactions (except for permitted transactions described above); (c) liquidations and dissolutions; (d) incurring additional indebtedness or guarantees; (e) capital expenditures; (f) dividends; (g) mergers and consolidations; and (h) prepayments and modifications of subordinated and other debt instruments. Compliance with these requirements and restrictions is a condition for any incremental borrowings under the senior credit facility agreement and failure to meet these requirements enables the lenders to require repayment of any outstanding loans. As of December 31, 2001, we were in compliance with the financial covenants and operational restrictions.

Our outstanding debt also includes $500 million of 11⅝ percent Senior Subordinated Notes due 2009. The senior subordinated debt indenture requires that we, as a condition to incurring certain types of indebtedness not otherwise permitted, initially maintain an interest coverage ratio of not less than 2.25. The indenture also contains restrictions on our operations, including limitations on: (1) incurring additional indebtedness or liens; (2) dividends; (3) distributions and stock repurchases; (4) investments; and (5) mergers and consolidations. All of our existing and future material domestic wholly owned subsidiaries fully and unconditionally guarantee these notes on a joint and several basis. There are no significant restrictions on the ability of the subsidiaries that have guaranteed these notes to make distributions to us.

We believe that cash flows from operations, combined with available borrowing capacity described above and, assuming that we maintain compliance with the financial covenants and other requirements of our loan agreement, supplemented, if necessary, by proceeds from the sale and leaseback transactions described above, will be sufficient to meet our future capital requirements for the following year, including scheduled debt principal amortization payments. Our ability to meet the financial covenants in 2002 depends upon a number of operational and economic factors, many of which are beyond our control. Factors that could impact our ability to comply with the financial covenants include the rate at which consumers continue to buy new vehicles and the rate at which they continue to repair vehicles already in service, as well as our ability to successfully implement our restructuring plans. Lower North American vehicle production levels, weakening in the global aftermarket, or a reduction in vehicle production levels in Europe, beyond our expectations, could impact our ability to meet our financial covenant ratios. In the event that we are unable to meet these revised financial covenants, we would consider several options to meet our cash flow needs. These options could include further renegotiations with our senior credit lenders, additional cost reduction or restructuring initiatives, sales of assets or capital stock, or other alternatives to enhance our financial and operating position. Should we be required to implement any of these actions to meet our cash flow needs, we believe we can do so in a reasonable time frame and at a reasonable cost.

### 5. Financial Instruments

The carrying and estimated fair values of our financial instruments by class at December 31, 2001 and 2000, were as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (Millions) Assets (Liabilities) | | | |
| Long-term debt (including current maturities) | $(1,431) | $(1,030) | $(1,489) | $(1,066) |
| Instruments with off-balance-sheet risk | | | | |
| Foreign currency contracts | — | 1 | — | — |
| Financial guarantees | — | (9) | — | (9) |
| Interest rate swaps | — | (17) | — | (8) |

*Asset and Liability Instruments*

The fair value of cash and temporary cash investments, short and long-term receivables, accounts payable, and short-term debt was considered to be the same as or was not determined to be materially different from the carrying amount.

Long-term debt — The fair value of fixed rate long-term debt was based on the market value of debt with similar maturities and interest rates.

*Instruments With Off-Balance-Sheet Risk*

Foreign Currency Contracts — Note 1, "Summary of Accounting Policies — Risk Management Activities" describes our use of and accounting for foreign currency exchange contracts. The following table summarizes by major currency the contractual amounts of foreign currency contracts we utilize:

| | Notional Amount | | | |
|---|---|---|---|---|
| | December 31, 2001 | | December 31, 2000 | |
| | Purchase | Sell | Purchase | Sell |
| | (Millions) | | | |
| Foreign currency contracts (in U.S.$): | | | | |
| Australian dollars | $ 1 | $ 17 | $ 6 | $ 26 |
| British pounds | 139 | 83 | 157 | 99 |
| Canadian dollars | 4 | 34 | 12 | 43 |
| Czech Republic koruna | — | 11 | 1 | 8 |
| Danish kroner | 16 | 89 | 9 | 61 |
| European euro | 97 | 3 | 54 | 10 |
| Norwegian krone | 4 | — | — | — |
| South African rand | — | 2 | 9 | 19 |
| Swedish krona | 4 | 1 | — | — |
| U.S. dollars | 5 | 29 | 56 | 37 |
| Other | 1 | 1 | 6 | 7 |
| | $271 | $270 | $310 | $310 |

Based on exchange rates at December 31, 2001 and 2000, the cost of replacing these contracts in the event of non-performance by the counterparties would not have been material.

Guarantees — We had guaranteed payment and performance of approximately $9 million of obligations at both December 31, 2001 and 2000, respectively. These guarantees are primarily related to performance of lease obligations by a former affiliate.

As of the spin-off, all of our then existing and future material domestic wholly owned subsidiaries fully and unconditionally guaranteed the senior secured credit facility and the senior subordinated notes on a joint and several basis. You should also read Note 12 where we present the Supplemental Guarantor Condensed Consolidating Financial Statements.

Interest Rate Swaps — Under the terms of our senior credit facility agreement, we hedged our exposure to floating interest rates by entering into floating to fixed interest rate swaps covering $300 million of our floating rate debt. The cost of replacing these contracts in the event of non-performance by the counterparties would not be material. These hedges are effective, so we have not recognized in earnings any amounts related to the ineffectiveness of the interest rate swaps. No amounts were excluded from the assessment of hedge effectiveness. The amount reported in other comprehensive income for these interest rate swaps will be recognized in income over the remaining period of the swaps. The swaps expire in early 2003.

## 6. Income Taxes

The domestic and foreign components of our income from continuing operations before income taxes are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (Millions) | |
| U.S. loss before income taxes | $(173) | $(192) | $ (42) |
| Foreign income before income taxes | 95 | 126 | 84 |
| Income (loss) before income taxes | $ (78) | $ (66) | $ 42 |

Following is a comparative analysis of the components of income tax expense applicable to continuing operations:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (Millions) | |
| Current — | | | |
| U.S. | $(8) | $(10) | $(44) |
| State and local | (6) | 1 | (4) |
| Foreign | 35 | 25 | 33 |
| | 21 | 16 | (15) |
| Deferred — | | | |
| U.S. | 16 | (56) | 62 |
| Foreign, state, and other | 14 | 13 | 35 |
| | 30 | (43) | 97 |
| Income tax expense (benefit) | $51 | $(27) | $ 82 |

Following is a reconciliation of income taxes computed at the statutory U.S. federal income tax rate (35% for all years presented) to the income tax expense reflected in the statements of income:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (Millions) | |
| Tax expense (benefit) computed at the statutory U.S. federal income tax rate | $(18) | $(23) | $15 |
| Increases (reductions) in income tax expense resulting from: | | | |
| Foreign income taxed at different rates and foreign losses with no tax benefit | 2 | (2) | (2) |
| Taxes on anticipated repatriation of dividends | 66 | — | 33 |
| State and local taxes on income, net of U.S. federal income tax benefit | (2) | (4) | (2) |
| Recognition of previously unbenefited tax loss carryforwards | (1) | (6) | (4) |
| Amortization of nondeductible goodwill | 4 | 3 | 3 |
| Tax effect of intercompany allocation | — | — | 18 |
| Income exempt from tax due to tax holidays | (6) | | |
| Nondeductible restructuring expenses | 8 | 1 | 15 |
| Other | (2) | 4 | 6 |
| Income tax expense (benefit) | $ 51 | $(27) | $82 |

The components of our net deferred tax liability were as follows:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | (Millions) | |
| Deferred tax assets — | | |
| Tax loss carryforwards: | | |
| U.S. | $161 | $154 |
| State | 12 | 10 |
| Foreign | 46 | 54 |
| Postretirement benefits other than pensions | 45 | 36 |
| Other | 27 | 14 |
| Valuation allowance | (25) | (30) |
| Net deferred tax asset | 266 | 238 |
| Deferred tax liabilities — | | |
| Tax over book depreciation | 166 | 149 |
| Pensions | — | 8 |
| Other | 75 | 70 |
| Total deferred tax liability | 241 | 227 |
| Net deferred tax asset | $ 25 | $ 11 |

As shown by the valuation allowance in the table above, we had potential tax benefits of $34 million and $30 million at December 31, 2001 and 2000, respectively, that we did not recognize in the statements of income when they were generated. These unrecognized tax benefits resulted primarily from foreign tax loss carryforwards that are available to reduce future foreign tax liabilities.

We have a U.S. Federal tax net operating loss carryforward at December 31, 2001 of $461 million which will expire in varying amounts from 2019 to 2021. The federal tax effect of that NOL is $161 million, and is recorded as an asset on our balance sheet at December 31, 2001. We estimate, based on available evidence, that it is more likely than not that we will utilize the NOL within the prescribed carryforward period. Circumstances that could change that estimate include unexpected taxable losses or a majority ownership change as defined in the rules of the U.S. tax law. If that estimate changed, we would be required to cease recognizing an income tax benefit for any new NOL's, and could be required to record a reserve for some or all of the asset currently recorded on our balance sheet. As of December 31, 2001, we are aware that there has been a significant change in ownership, but not a majority change, since the 1999 spin-off of Pactiv.

As of December 31, 2001, for foreign income tax purposes, the company has $149 million of foreign tax NOLs. Of the $149 million of foreign tax NOLs, $124 million do not expire and the remainder will expire in varying amounts from 2002 to 2011.

We have tax sharing agreements with our former affiliates that allocate tax liabilities for prior periods.

## 7. Common Stock

On October 25, 1999, our shareholders approved a reverse stock split whereby every five shares of our common stock were converted into one share of our new common stock on the day following the spin-off of Pactiv. In addition, the stock options outstanding on the date of the spin-off were adjusted such that employees received options only in the company for which they worked. The number of shares subject to these options, as well as their exercise prices, were adjusted so that the options immediately after the spin-off had equivalent economic terms to the options immediately before the spin-off. Also, on the date of the spin-off, all restricted stock and units and all performance shares then outstanding were fully vested. In this note, all share prices and amounts for periods prior to November 5, 1999, with the exception of the earnings per share table, are presented before the effect of the spin-off and reverse stock split.

We have authorized 135 million shares ($.01 par value) of common stock, of which 41,355,074 shares and 37,797,256 shares were issued at December 31, 2001 and 2000, respectively. We held 1,294,692 shares of treasury stock at December 31, 2001 and 1,298,498 shares at December 31, 2000.

*Reserved*

The total number of shares of our common stock reserved at December 31, 2001 and 2000, were as follows:

| | December 31, | |
|---|---|---|
| **Original Issue Shares** | **2001** | **2000** |
| Employee Stock Ownership Plans (401(k) plans) | — | 3,100,000 |
| Tenneco Automotive Inc. Stock Ownership Plan (stock award plan) | 5,444,374 | 2,497,413 |
| | 5,444,374 | 5,597,413 |
| **Treasury Stock** | | |
| Tenneco Automotive Inc. Supplemental Stock Ownership Plan (stock award plan) | 1,013,601 | 1,052,794 |
| | 1,013,601 | 1,052,794 |

*Stock Plans*

*Tenneco Automotive Inc. Stock Ownership Plan* — In December 1996, we adopted the 1996 Stock Ownership Plan, which permitted the granting of a variety of awards, including common stock, restricted stock, performance units, stock appreciation rights ("SARs"), and stock options to our directors, officers, and employees. The plan, which terminated December 31, 2001, was renamed the "Tenneco Automotive Inc. Stock Ownership Plan" in connection with the spin-off. In December 1999, we adopted the Tenneco Automotive Inc. Supplemental Stock Ownership Plan, which permits the granting of a variety of similar awards to our directors, officers and employees. We can issue up to about 1.1 million treasury shares under the Supplemental Stock Ownership Plan. In connection with our 2002 annual meeting of stockholders,we are seeking stockholder approval of a new long-term incentive plan which will permit granting of a variety of similar awards to our officers, directors and employees.

*Restricted Stock/Units, Performance Units, and Stock Equivalent Units* — We have granted restricted stock and restricted units to certain key employees. These awards generally require, among other things, that the employee remains our employee during the restriction period. We have also granted performance units to certain key employees that are payable in common stock at the end of three years after the date of grant based on the attainment of specified performance goals for the three years. We have also granted stock equivalent units to certain key employees that are payable in cash annually at the then current market price of our common stock based on the attainment of specified performance goals. During 2001, 2000, and 1999, we granted 360,710, 274,719, and 2,705,107 shares and units, respectively, with a weighted average fair value based on the price of our common stock on the grant date of $3.37, $7.70, and $8.56 per share, respectively. At December 31, 2001, 247,719 restricted shares at an average price of $8.35 per share,

466,211 performance units at an average price of $8.11 per share, 39,076 restricted units at an average price of $8.56 per unit, and 1,228,256 stock equivalent units at an average price of $7.15 per unit were outstanding.

Under the Stock Ownership Plan, we have granted restricted stock and performance units to each member of the Board of Directors who is not also an officer. We also granted restricted stock to certain directors in satisfaction of residual obligations under the discontinued retirement plan for directors. During 2001, 1,000 performance units per non-employee director were issued under this plan at the weighted average fair value of our stock on the grant date of $3.66 per share. During 2001, 2000 and 1999, 8,000, 1,000 and 6,000 performance units, respectively, were issued under this plan at a weighted average fair value of our stock on the grant date of $3.66, $5.75 and $8.56 per share, respectively. During 2001, 4,828 restricted shares per non-employee director were issued under this plan at the weighted average fair value of our stock on the grant date of $3.19 per share. During 2000, 3,600 restricted shares, were issued under this plan at a weighted average fair value of our stock on the grant date of $8.56. At December 31, 2001, 13,256 restricted shares and 14,835 performance units at an average price of $4.65 and $5.73, respectively, per unit were outstanding under this plan.

*Employee Stock Ownership Plans (401(k) Plans)* — We have established Employee Stock Ownership Plans for the benefit of our employees. Under the plans participants may elect to defer up to 16% of their salary through contributions to the plan, which are invested in selected mutual funds or used to buy our common stock. Through December 31, 2001, we matched qualified contributions with a contribution of 75% of each employee's contribution up to 8% of the employee's salary. These matching contributions were made in company stock and approximated $10 million and $16 million (representing 3.7 million and 1.6 million common shares, respectively), for the years ended December 31, 2001 and 2000, respectively. All contributions vest immediately. Beginning January 1, 2002, this match was reduced to 50% of each employee's contribution up to 8% of the employee's salary. Matching contributions will now be made in cash.

*Employee Stock Purchase Plan* — Effective April 1, 1997, we adopted an Employee Stock Purchase Plan ("ESPP") that allowed U.S. and Canadian employees to purchase our common stock at a 15% discount. Each year employees participating in the ESPP were able purchase shares with a discounted value not to exceed $21,250. Under the ESPP, we sold 281,056 shares to employees in 1999. The weighted average fair value of the employee purchase right, which was estimated using the Black-Scholes option pricing model and the assumptions described below except that the average life of each purchase right was assumed to be 90 days, was $4.29 in 1999. The ESPP was suspended in June 1999, in connection with the reorganization transactions, and terminated during 2000.

*Stock Options* — The following table reflects the status and activity for all options to purchase common stock we have issued for the periods indicated:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| Stock Options | Shares Under Option | Weighted Avg. Exercise Prices | Shares Under Option | Weighted Avg. Exercise Prices | Shares Under Option | Weighted Avg. Exercise Prices |
| Outstanding, beginning of year | 2,752,945 | $12.59 | 9,966,147 | $19.83 | 12,423,304 | $42.58 |
| Granted before the reverse stock split | — | — | — | — | 1,763,700 | 39.04 |
| Cancelled before the reverse stock split | — | — | — | — | (9,968,074) | 41.86 |
| Adjustment for reverse stock split and spin-off | — | — | — | — | 3,702,596 | 20.04 |
| Granted after the reverse stock split | 3,527,250 | 2.13 | 72,083 | 8.82 | 2,047,500 | 8.56 |
| Cancelled after the reverse stock split | (356,452) | 7.30 | (1,268,310) | 21.90 | (2,879) | 20.32 |
| Stock option buyback | — | — | (6,016,975) | 22.57 | — | — |
| Exercised | — | — | — | — | — | — |
| Outstanding, end of year | 5,923,743 | 6.68 | 2,752,945 | 12.59 | 9,966,147 | 19.83 |
| Options exercisable at end of year | 1,979,399 | 14.06 | 1,433,520 | 16.34 | 5,574,049 | 23.15 |
| Weighted average fair value of options granted during the year | | $ 1.33 | | $ 5.64 | | $ 3.03 |

The fair value of each option granted during 2001, 2000, and 1999 is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions for grants in 2001, 2000, and 1999, respectively: (i) risk-free interest rates of 4.9%, 6.3%, and 5.9%; (ii) expected lives of 10.0, 10.0, and 5.7 years; (iii) expected volatility 43.8%, 40.7%, and 26.9%; and (iv) dividend yield of 0.0%, 0.0%, and 2.6%.

The following table reflects summarized information about stock options outstanding at December 31, 2001:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number Outstanding at 12/31/01 | Weighted Avg. Remaining Contractual Life | Weighted Avg. Exercise Price | Number Exercisable at 12/31/01 | Weighted Avg. Exercise Price |
| $ 1.57 — $8.00 | 3,432,840 | 9.7 years | 2.09 | 41,600 | 3.66 |
| $ 8.00 — $14.00 | 1,745,255 | 7.9 years | 8.57 | 1,192,151 | 8.59 |
| $14.00 — $21.00 | 106,143 | 14.8 years | 19.53 | 106,143 | 19.53 |
| $21.00 — $27.00 | 639,505 | 5.3 years | 24.03 | 639,505 | 24.03 |
| | 5,923,743 | | | 1,979,399 | |

We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for our stock-based compensation plans. We recognized after-tax stock-based compensation expense in 2001 of $2 million, in 2000 of $10 million, and in 1999 of $11 million, of which $8 million in 1999 related to restricted stock and performance shares awarded to employees of our discontinued operations. Had compensation costs for our stock-based compensation plans been determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant dates for the awards under those plans, our pro forma net income and earnings per diluted share of common stock for the years ended December 31, 2001, 2000 and 1999, would have been lower by $2 million or $.05 per diluted common share, $4 million or $.11 per diluted common share, and $1 million or $.39 per diluted common share, of which $8 million in 1999 related to employees of our discontinued operations.

*Rights Plan*

On September 9, 1998, we adopted a Rights Plan and established an independent Board committee to review it every three years. The Rights Plan was adopted to deter coercive takeover tactics and to prevent a potential acquiror from gaining control of us in a transaction that is not in the best interests of our shareholders. Generally, under the Rights Plan, as it has been amended, if a person becomes the beneficial owner of 15 percent or more of our outstanding common stock, each right will entitle its holder to purchase, at the right's exercise price, a number of shares of our common stock or, under certain circumstances, of the acquiring person's common stock, having a market value of twice the right's exercise price. Rights held by the 15 percent or more holder will become void and will not be exercisable.

In March 2000, we amended the Rights Plan to (i) reduce from 20 percent to 15 percent the level of beneficial ownership at which the rights became exercisable, as described above, and (ii) eliminate the "qualified offer" terms of the plan. These terms provided that the rights would not become exercisable in connection with a "qualified offer," which was defined as an all-cash tender offer for all outstanding common stock that was fully financed, remained open for a period of at least 60 business days, resulted in the offeror owning at least 85% of our common stock after consummation of the offer, assured a prompt second-step acquisition of shares not purchased in the initial offer, at the same price as the initial offer, and met certain other requirements.

In connection with the adoption of the Rights Plan, our Board of Directors also adopted a three-year independent director evaluation ("TIDE") mechanism. Under the TIDE mechanism, an independent Board committee will review, on an ongoing basis, the Rights Plan and developments in rights plans generally, and, if it deems appropriate, recommend modification or termination of the Rights Plan. The independent committee will report to our Board at least every three years as to whether the Rights Plan continues to be in the best interests of our shareholders.

*Dividend Reinvestment and Stock Purchase Plan*

Under the Tenneco Automotive Inc. Dividend Reinvestment and Stock Purchase Plan, holders of our common stock may apply cash dividends, if any, and optional cash investments to the purchase of additional shares of our common stock.

*Earnings Per Share*

Earnings (loss) per share of common stock outstanding were computed as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | (Millions Except Share and Per Share Amounts) | | |
| Basic earnings (loss) per share — | | | |
| Income (loss) from continuing operations | $ (130) | $ (41) | $ (63) |
| Average shares of common stock outstanding | 37,779,837 | 34,735,766 | 33,480,686 |
| Earnings (loss) from continuing operations per average share of common stock | $ (3.43) | $ (1.18) | $ (1.87) |
| Diluted earnings (loss) per share — | | | |
| Income (loss) from continuing operations | $ (130) | $ (41) | $ (63) |
| Average shares of common stock outstanding | 37,779,837 | 34,735,766 | 33,480,686 |
| Effect of dilutive securities: | | | |
| Restricted stock | — | 13,650 | 18,545 |
| Stock options | 61,715 | 438 | 8,055 |
| Performance shares | 159,696 | 156,971 | 148,777 |
| Average shares of common stock outstanding including dilutive securities | 38,001,248 | 34,906,825 | 33,656,063 |
| Earnings (loss) from continuing operations per average share of common stock | $ (3.43) | $ (1.18) | $ (1.87) |

## 8. Preferred Stock

We had 50 million shares of preferred stock ($.01 par value) authorized at December 31, 2001 and 2000. No shares of preferred stock were outstanding at those dates. We have designated and reserved 2 million shares of the preferred stock as junior preferred stock for the Rights Plan.

## 9. Pension Plans and Other Postretirement Benefits

We have various defined benefit pension plans that cover substantially all of our employees. Benefits are based on years of service and, for most salaried employees, on final average compensation. Our funding policy is to contribute to the plans amounts necessary to satisfy the funding requirement of applicable federal or foreign laws and regulations. Plan assets consist principally of listed equity and fixed income securities.

We have postretirement health care and life insurance plans that cover a majority of our domestic employees. For salaried employees, the plans cover our employees retiring on or after attaining age 55 who have had at least 10 years of service with us after attaining age 45. For hourly employees, the postretirement benefit plans generally cover employees who retire according to one of our hourly employee retirement plans. All of these benefits may be subject to deductibles, copayment provisions, and other limitations, and we have reserved the right to change these benefits. Our postretirement benefit plans are not funded.

A summary of the change in benefit obligation, the change in plan assets, the development of net amount recognized, and the amounts recognized in the balance sheets for the pension plans and postretirement benefit plans follows:

| | Pension | | Postretirement | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | (Millions) | | | |
| Change in benefit obligation: | | | | |
| Benefit obligation at September 30 of the previous year | $ 316 | $282 | $ 101 | $ 122 |
| Currency rate conversion | (9) | (8) | — | — |
| Curtailment | 1 | 1 | (1) | (2) |
| Service cost | 13 | 14 | 3 | 4 |
| Interest cost | 22 | 21 | 8 | 9 |
| Plan amendments/new salaried plan | — | 30 | 2 | (18) |
| Actuarial loss (gain) | 25 | (8) | 34 | (5) |
| Benefits paid | (20) | (16) | (10) | (9) |
| Benefit obligation at September 30 | $ 348 | $316 | $ 137 | $ 101 |
| Change in plan assets: | | | | |
| Fair value at September 30 of the previous year | $ 294 | $274 | $ — | $ — |
| Currency rate conversion | (9) | (6) | — | — |
| Actual return on plan assets | (46) | 33 | — | — |
| Employer contributions | 15 | 8 | 10 | 9 |
| Participants' contributions | 1 | 1 | — | — |
| Benefits paid | (20) | (16) | (10) | (9) |
| Fair value at September 30 | $ 235 | $294 | $ — | $ — |
| Development of net amount recognized: | | | | |
| Funded status at September 30 | $(113) | $(22) | $(137) | $(101) |
| Contributions during the fourth quarter | 1 | 2 | 2 | 2 |
| Unrecognized cost: | | | | |
| Actuarial loss (gain) | 80 | (16) | 54 | 23 |
| Prior service cost | 37 | 40 | (12) | (19) |
| Transition liability (asset) | (2) | (2) | — | — |
| Net amount recognized at December 31 | $ 3 | $ 2 | $ (93) | $ (95) |
| Amounts recognized in the balance sheets: | | | | |
| Prepaid benefit cost | $ 15 | $ 31 | $ — | $ — |
| Accrued benefit cost | (92) | (34) | (93) | (95) |
| Intangible asset | 14 | 2 | — | — |
| Accumulated other comprehensive income | 66 | 3 | — | — |
| Net amount recognized | $ 3 | $ 2 | $ (93) | $ (95) |

Notes: Assets of one plan may not be utilized to pay benefits of other plans. Additionally, the prepaid (accrued) pension cost has been recorded based upon certain actuarial estimates as described below. Those estimates are subject to revision in future periods given new facts or circumstances.

Net periodic pension costs (income) from continuing operations for the years 2001, 2000, and 1999, consist of the following components:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Millions) | |
| Service cost — benefits earned during the year | $ 13 | $ 14 | $ 8 |
| Interest on prior year's projected benefit obligation | 22 | 21 | 17 |
| Expected return on plan assets | (25) | (24) | (22) |
| Curtailment gain | (1) | (2) | — |
| Net amortization of prior service cost | 3 | 3 | 1 |
| Net pension costs | $ 12 | $ 12 | $ 4 |
| Other comprehensive income | $ 75 | $ (1) | $ (7) |

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for all pension plans with accumulated benefit obligations in excess of plan assets were $319 million, $286 million, and $200 million, respectively, as of September 30, 2001, and $44 million, $40 million, and $7 million, respectively, as of September 30, 2000. An additional expense of $1 million was recorded in 1999 related to our December adoption of the Tenneco Automotive Retirement Plan.

The weighted average discount rates (which are based on long-term market rates) used in determining the 2001, 2000, and 1999 actuarial present value of the benefit obligations were 6.9%, 7.3%, and 6.9%, respectively. The rate of increase in future compensation was 4.3%, for each of 2001, 2000, and 1999. The weighted average expected long-term rate of return on plan assets for each 2001, 2000, and 1999 was 9.4%.

Net periodic postretirement benefit cost from continuing operations for the years 2001, 2000, and 1999, consist of the following components:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Millions) | |
| Service cost — benefits earned during the year | $ 3 | $ 4 | $ 4 |
| Interest on accumulated postretirement benefit obligation | 8 | 9 | 8 |
| Net amortization: | | | |
| Actuarial loss | 1 | 1 | 1 |
| Prior service cost | (2) | — | — |
| Curtailment gain | (2) | (1) | — |
| Net periodic postretirement benefit cost | $ 8 | $13 | $13 |

The weighted average assumed health care cost trend rate used in determining the 2001 accumulated postretirement benefit obligation was 10%, declining by 1 percent each year through 2007 and remaining at 5 percent thereafter. In 2000 and 1999 the health care cost trend rate was 5%.

Increasing the assumed health care cost trend rate by one percentage point in each year would increase the 2001, 2000, and 1999, accumulated postretirement benefit obligations by approximately $15 million, $11 million, and $13 million, respectively, and would increase the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost by approximately $2 million each year for 2001, 2000, and 1999.

Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the 2001 accumulated postretirement benefit obligation by approximately $13 million and would decrease the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost by approximately $2 million.

The discount rates (which are based on long-term market rates) used in determining the 2001, 2000, and 1999 accumulated postretirement benefit obligations were 7.25%, 8.0%, and 7.5% respectively.

### 10. Segment and Geographic Area Information

We are a global manufacturer with two geographic reportable segments: North America and Europe. Each segment manufactures and distributes ride control and emission control products primarily for the automotive industry. We have not aggregated individual operating segments within these reportable segments. The accounting policies of the segments are the same as described in Note 1, "Summary of Accounting Policies." We evaluate segment performance based primarily on income before interest expense, income taxes, and minority interest. Products are transferred between segments and geographic areas on a basis intended to reflect as nearly as possible the "market value" of the products. Segment results for 2001, 2000, and 1999 are as follows:

| | Segment | | | | |
|---|---|---|---|---|---|
| | North America | Europe | Other | Reclass & Elims | Consolidated |
| | (Millions) | | | | |
| **At December 31, 2001, and for the Year Then Ended** | | | | | |
| Revenues from external customers | $1,790 | $1,266 | $ 308 | $ — | $3,364 |
| Intersegment revenues | 9 | 39 | 10 | 58 | — |
| Interest income | — | 1 | 2 | — | 3 |
| Depreciation and amortization | 91 | 38 | 24 | — | 153 |
| Income before interest, income taxes, and minority interest | 52 | 23 | 17 | — | 92 |
| Extraordinary loss | — | — | — | — | — |
| Total assets | 1,072 | 893 | 614 | 102 | 2,681 |
| Investment in affiliated companies | — | 1 | 9 | — | 10 |
| Capital expenditures for continuing operations | 50 | 64 | 13 | — | 127 |
| Noncash items other than depreciation and amortization | 12 | (11) | (13) | — | (12) |
| **At December 31, 2000, and for the Year Then Ended** | | | | | |
| Revenues from external customers | $1,946 | $1,247 | $ 335 | $ — | $3,528 |
| Intersegment revenues | 10 | 45 | 13 | (68) | — |
| Interest income | — | 1 | 2 | — | 3 |
| Depreciation and amortization | 85 | 42 | 24 | — | 151 |
| Income before interest, income taxes, and minority interest | 68 | 40 | 12 | — | 120 |
| Extraordinary loss | — | — | (1) | — | (1) |
| Total assets | 1,213 | 980 | 664 | (29) | 2,886 |
| Investment in affiliated companies | — | 11 | — | — | 11 |
| Capital expenditures for continuing operations | 71 | 59 | 16 | — | 146 |
| Noncash items other than depreciation and amortization | 11 | (6) | (3) | — | 2 |
| **At December 31, 1999, and for the Year Then Ended** | | | | | |
| Revenues from external customers | $1,741 | $1,235 | $ 284 | $ — | $3,260 |
| Intersegment revenues | 8 | 38 | 13 | (59) | — |
| Interest income | — | — | 7 | — | 7 |
| Depreciation and amortization | 69 | 44 | 31 | — | 144 |
| Income before interest, income taxes, and minority interest | 166 | 44 | (62) | — | 148 |
| Income (loss) from discontinued operations | — | — | (208) | — | (208) |
| Extraordinary loss | — | — | (18) | — | (18) |
| Cumulative effect of change in accounting principle | (65) | (32) | (37) | — | (134) |
| Total assets | 1,193 | 944 | 840 | (34) | 2,943 |
| Investment in affiliated companies | — | 1 | — | — | 1 |
| Capital expenditures for continuing operations | 71 | 65 | 18 | — | 154 |
| Noncash items other than depreciation and amortization | 8 | 23 | (4) | — | 27 |

The following table shows information relating to our external customer revenues for each product or each group of similar products:

| | Net Sales and Operating Revenues Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (Millions) | |
| Emissions Control Systems & Products | | | |
| Aftermarket | $ 387 | $ 445 | $ 510 |
| Original equipment market | 1,805 | 1,758 | 1,401 |
| | 2,192 | 2,203 | 1,911 |
| Ride Control Systems & Products | | | |
| Aftermarket | $ 548 | $ 610 | $ 619 |
| Original equipment market | 624 | 715 | 730 |
| | 1,172 | 1,325 | 1,349 |
| Total | $3,364 | $3,528 | $3,260 |

During 2001, sales to four major customers comprised approximately 19.6%, 10.9%, 10.6%, and 10.4% of consolidated net sales and operating revenues. During 2000, sales to four major customers comprised approximately 16.6%, 13.5%, 11.5%, and 9.7% of consolidated net sales and operating revenues. During 1999, sales to four major customers comprised 13.8%, 13.6%, 10.3%, 9.5% of consolidated net sales and operating revenues.

| | Geographic Area | | | | |
|---|---|---|---|---|---|
| | United States | Germany | Other Foreign(a) | Reclass & Elims | Consolidated |
| | | | (Millions) | | |
| At December 31, 2001, and for the Year Then Ended | | | | | |
| Revenues from external customers(b) | $1,409 | $475 | $1,480 | $ — | $3,364 |
| Long-lived assets(d) | 516 | 83 | 400 | — | 999 |
| Total assets | 1,353 | 216 | 1,179 | (67) | 2,681 |
| At December 31, 2000, and for the Year Then Ended | | | | | |
| Revenues from external customers(b)(c) | $1,566 | $415 | $1,547 | $ — | $3,528 |
| Long-lived assets(d) | 556 | 82 | 566 | — | 1,204 |
| Total assets | 1,436 | 223 | 1,333 | (106) | 2,886 |
| At December 31, 1999, and for the Year Then Ended | | | | | |
| Revenues from external customers(b)(c) | $1,441 | $355 | $1,464 | $ — | $3,260 |
| Long-lived assets(d) | 578 | 88 | 568 | — | 1,234 |
| Total assets | 1,497 | 205 | 1,309 | (68) | 2,943 |

Notes: (a) Revenues from external customers and long-lived assets for individual foreign countries other than Germany are not material.

(b) Revenues are attributed to countries based on location of the seller.

(c) Revenues have been adjusted for the change in accounting for certain sales incentives

(d) Long-lived assets include all long-term assets except net assets from discontinued operations, goodwill, intangibles, and deferred tax assets.

## 11. Commitments and Contingencies

*Capital Commitments*

We estimate that expenditures aggregating approximately $58 million will be required after December 31, 2001 to complete facilities and projects authorized at such date, and we have made substantial commitments in connection with these facilities and projects.

*Lease Commitments*

We have long-term leases for certain facilities, equipment, and other assets. The minimum lease payments under non-cancelable leases with lease terms in excess of one year are:

| | 2002 | 2003 | 2004 | 2005 | 2006 | Subsequent Years |
|---|---|---|---|---|---|---|
| | | | (Millions) | | | |
| Operating Leases | $15 | $14 | $12 | $10 | $ 5 | $14 |
| Capital Leases | $ 2 | $ 2 | $ 2 | $ 2 | $ 2 | $10 |

Total rental expense for continuing operations for the year 2001, 2000, and 1999 was $30 million, $36 million, and $34 million respectively.

*Contingencies*

An OE customer has cancelled a platform for which we had a contract to supply a ride control system. We are currently working with the customer to recover our investment in development cost and related equipment for this platform, as well as amounts we owe to some or our suppliers. We are currently negotiating with our customer for reimbursement of all our costs and with our suppliers to establish the amounts owed to them in connection with the program cancellation. While we believe our legal position with the customer is strong, the customer has not agreed to a full reimbursement of our investment and the amounts we owe our suppliers. While it is not possible to determine the final outcome of this issue at this time, if the outcome is unfavorable, we could incur a loss that would be material to our statement of income in the period in which this issue is resolved. However, we do not expect that any potential loss will materially affect our financial position or impact our ability to meet our debt covenants.

*Litigation*

We are party to various legal proceedings arising from our operations. We believe that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on our financial position or results of operations.

*Environmental Matters*

We are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. We expense or capitalize, as appropriate, expenditures for ongoing compliance with environmental regulations that relate to current operations. We expense expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation. We record liabilities when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors. We consider all available evidence including prior experience in remediation of contaminated sites, other companies' cleanup experience and data released by the United States Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new information. Where future cash flows are fixed and determinable, we have discounted the liabilities. All other environmental liabilities are recorded at their undiscounted amounts. We evaluate recoveries separately from the liability and, when they are assured, recoveries are recorded and reported separately from the associated liability in our financial statements.

At December 31, 2001, we continue to be designated as a potentially responsible party in two Superfund sites. We have estimated our share of the remediation costs for these sites to be less than $1 million in the aggregate. In addition to the Superfund sites, we may have the obligation to remediate current or former facilities, and we estimate our share of remediation costs at these facilities to be approximately $17 million. For both the Superfund sites and the current and former facilities, we have established reserves that we believe are adequate for these costs. Although we believe our estimates of remediation costs are reasonable and are based on the latest available information, the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. At some sites, we expect that other parties will contribute to the remediation costs. In addition, at the Superfund sites, the Comprehensive Environmental Response, Compensation and Liability Act provides that our liability could be joint and several, meaning that we could be required to pay in excess of our share of remediation costs. Our understanding of the financial strength of other potentially responsible parties at the Superfund sites, and of other liable parties at our current and former facilities, has been considered, where appropriate, in our determination of our estimated liability.

As we previously disclosed, we undertook a third-party evaluation of estimated environmental remediation costs at one of our facilities beginning in 2000. The evaluation was initiated as a result of testing that indicated the potential underground migration of some contaminants beyond our facility property. We completed and analyzed the results of our evaluation of contamination and migration from that facility. We initially increased the reserve by $3 million in the fourth quarter of 2000 and $5 million in the first quarter of 2001. However, after further investigation of alternative remediation technologies, we were able to identify a more efficient technology and thereby reduce the reserve by $4 million in the fourth quarter of 2001.

We believe that any potential costs associated with our current status as a potentially responsible party in the Superfund sites, or as a liable party at our current or former facilities, will not be material to our results of operations or consolidated financial position.

## 12. Supplemental Guarantor Condensed Consolidating Financial Statements

*Basis of Presentation*

We issued senior subordinated notes due 2009 as a component of a plan to realign our debt prior to the spin-off. You should also read Note 3, "Discontinued Operations and Extraordinary Loss" for further discussion of the spin-off and debt realignment and Note 5, "Financial Instruments" for further discussion of the notes and related guarantee. All of our existing and future material domestic wholly owned subsidiaries (which comprise the Guarantor Subsidiaries) fully and unconditionally guarantee the notes on a joint and several basis. We have not presented separate financial statements and other disclosures concerning each of the Guarantor Subsidiaries because management has determined that such information is not material to the holders of the notes. Therefore, the Guarantor Subsidiaries are combined in the presentation below.

Included in the financial information of the Guarantor Subsidiaries for each period presented are the financial position and results of operations of a domestic subsidiary, Tenneco International Holding Corp., which had issued preferred stock to a third party.

These condensed consolidating financial statements are presented on the equity method. Under this method, our investments are recorded at cost and adjusted for our ownership share of a subsidiary's cumulative results of operations, capital contributions and distributions, and other equity changes. The balance sheet caption "Investment in affiliated companies" includes investments in continuing and discontinued subsidiaries. You should read the condensed consolidating financial statements of the Guarantor Subsidiaries in connection with our consolidated financial statements and related notes of which this note is an integral part.

*Distributions*

There are no significant restrictions on the ability of the Guarantor Subsidiaries to make distributions to us.

## STATEMENT OF INCOME

| | For the Year Ended December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Tenneco Automotive Inc. (Parent Company) | Reclass & Elims | Consolidated |
| | | | (Millions) | | |
| **Revenues** | | | | | |
| Net sales and operating revenues — | | | | | |
| External | $1,409 | $1,955 | $ — | $ — | $3,364 |
| Affiliated companies | 54 | 60 | — | (114) | — |
| | 1,463 | 2,015 | — | (114) | 3,364 |
| **Costs and expenses** | | | | | |
| Cost of sales (exclusive of depreciation shown below) | 1,155 | 1,658 | — | (114) | 2,699 |
| Engineering, research, and development | 22 | 26 | — | — | 48 |
| Selling, general, and administrative | 205 | 167 | — | — | 372 |
| Depreciation and amortization of other intangibles | 73 | 64 | — | — | 137 |
| Amortization of goodwill | 9 | 7 | — | — | 16 |
| | 1,464 | 1,922 | — | (114) | 3,272 |
| **Other income (expense)** | 23 | (23) | — | — | — |
| **Income (loss) from continuing operations before interest expense, income taxes, minority interest, and equity in net income from continuing operations of affiliated companies** | 22 | 70 | — | — | 92 |
| Interest expense — | | | | | |
| External (net of interest capitalized) | (1) | 8 | 163 | — | 170 |
| Affiliated companies (net of interest income) | 104 | 2 | (106) | — | — |
| Income tax expense (benefit) | 45 | 25 | (19) | — | 51 |
| Minority interest | — | 1 | — | — | 1 |
| | (126) | 34 | (38) | — | (130) |
| Equity in net income from continuing operations of affiliated companies | 18 | (1) | (92) | 75 | — |
| **Income (loss) from continuing operations** | (108) | 33 | (130) | 75 | (130) |
| Income from discontinued operations, net of income tax | — | — | — | — | — |
| Income before extraordinary loss | (108) | 33 | (130) | 75 | (130) |
| Extraordinary loss, net of income tax | — | — | — | — | — |
| Income before cumulative effect of change in accounting principle | (108) | 33 | (130) | 75 | (130) |
| Cumulative effect of change in accounting principle, net of income tax | — | — | — | — | — |
| ***Net income (loss)*** | (108) | 33 | (130) | 75 | (130) |
| Preferred stock dividends | — | — | — | — | — |
| **Net income (loss) to common stock** | $ (108) | $ 33 | $(130) | $ 75 | $ (130) |

## STATEMENT OF INCOME

| | For the Year Ended December 31, 2000 | | | | |
|---|---|---|---|---|---|
| | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Tenneco Automotive Inc. (Parent Company) | Reclass & Elims | Consolidated |
| | | | (Millions) | | |
| **Revenues** | | | | | |
| Net sales and operating revenues — | | | | | |
| External | $1,566 | $1,962 | $ — | $ — | $3,528 |
| Affiliated companies | 73 | 71 | — | (144) | — |
| | 1,639 | 2,033 | — | (144) | 3,528 |
| **Costs and expenses** | | | | | |
| Cost of sales (exclusive of depreciation shown below) | 1,296 | 1,614 | — | (144) | 2,766 |
| Engineering, research, and development | 28 | 30 | — | — | 58 |
| Selling, general, and administrative | 255 | 183 | — | — | 438 |
| Depreciation and amortization of other intangibles | 69 | 65 | — | — | 134 |
| Amortization of goodwill | 9 | 8 | — | — | 17 |
| | 1,657 | 1,900 | — | (144) | 3,413 |
| **Other income (expense)** | 5 | — | — | — | 5 |
| **Income (loss) from continuing operations before interest expense, income taxes, minority interest, and equity in net income from continuing operations of affiliated companies** | (13) | 133 | — | — | 120 |
| Interest expense — | | | | | |
| External (net of interest capitalized) | (1) | 11 | 176 | — | 186 |
| Affiliated companies (net of interest income) | 108 | 9 | (117) | — | — |
| Income tax expense (benefit) | (35) | 29 | (21) | — | (27) |
| Minority interest | — | 2 | — | — | 2 |
| | (85) | 82 | (38) | — | (41) |
| Equity in net income from continuing operations of affiliated companies | 73 | — | (3) | (70) | — |
| **Income (loss) from continuing operations** | (12) | 82 | (41) | (70) | (41) |
| Income from discontinued operations, net of income tax | — | — | — | — | — |
| Income before extraordinary loss | (12) | 82 | (41) | (70) | (41) |
| Extraordinary loss, net of income tax | — | — | (1) | — | (1) |
| Income before cumulative effect of change in accounting principle | (12) | 82 | (42) | (70) | (42) |
| Cumulative effect of change in accounting principle, net of income tax | — | — | — | — | — |
| **Net income (loss)** | (12) | 82 | (42) | (70) | (42) |
| Preferred stock dividends | — | — | — | — | — |
| **Net income (loss) to common stock** | $ (12) | $ 82 | $ (42) | $ (70) | $ (42) |

## STATEMENT OF INCOME (LOSS)

| | For the Year Ended December 31, 1999 | | | | |
|---|---|---|---|---|---|
| | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Tenneco Automotive Inc. (Parent Company) | Reclass & Elims | Consolidated |
| | | | (Millions) | | |
| **Revenues** | | | | | |
| Net sales and operating revenues — | | | | | |
| External | $1,441 | $1,819 | $ — | $ — | $3,260 |
| Affiliated companies | 77 | 68 | — | (145) | — |
| | 1,518 | 1,887 | — | (145) | 3,260 |
| **Costs and expenses** | | | | | |
| Cost of sales (exclusive of depreciation shown below) | 1,101 | 1,469 | 2 | (145) | 2,427 |
| Engineering, research, and development | 28 | 24 | — | — | 52 |
| Selling, general, and administrative | 276 | 225 | 1 | — | 502 |
| Depreciation and amortization of other intangibles | 66 | 61 | — | — | 127 |
| Amortization of goodwill | 9 | 8 | — | — | 17 |
| | 1,480 | 1,787 | 3 | (145) | 3,125 |
| **Other income (expense)** | 12 | (1) | 2 | — | 13 |
| **Income (loss) from continuing operations before interest expense, income taxes, minority interest, and equity in net income from continuing operations of affiliated companies** | 50 | 99 | (1) | — | 148 |
| Interest expense — | | | | | |
| External (net of interest capitalized) | 2 | 16 | 87 | 1 | 106 |
| Affiliated companies (net of interest income) | 74 | 10 | (84) | — | — |
| Income tax expense | 43 | 38 | 1 | — | 82 |
| Minority interest | — | 1 | — | 22 | 23 |
| | (69) | 34 | (5) | (23) | (63) |
| Equity in net income (loss) from continuing operations of affiliated companies | 36 | — | (58) | 22 | — |
| **Income (loss) from continuing operations** | (33) | 34 | (63) | (1) | (63) |
| Income (loss) from discontinued operations, net of income tax | 1 | (95) | (208) | 94 | (208) |
| Income (loss) before extraordinary loss | (32) | (61) | (271) | 93 | (271) |
| Extraordinary loss, net of income tax | — | (7) | (18) | 7 | (18) |
| Income (loss) before cumulative effect of change in accounting principle | (32) | (68) | (289) | 100 | (289) |
| Cumulative effect of change in accounting principle, net of income tax | (64) | (70) | (134) | 134 | (134) |
| **Net income (loss)** | (96) | (138) | (423) | 234 | (423) |
| Preferred stock dividends | 22 | — | — | (22) | — |
| **Net income (loss) to common stock** | $ (118) | $ (138) | $(423) | $ 256 | $ (423) |

BALANCE SHEET

| | December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Tenneco Automotive Inc. (Parent Company) | Reclass & Elims | Consolidated |
| | | | (Millions) | | |
| **ASSETS** | | | | | |
| Current assets: | | | | | |
| Cash and temporary cash investments | $ 2 | $ 51 | $ — | $ — | $ 53 |
| Receivables | 188 | 420 | 77 | (290) | 395 |
| Inventories | 111 | 215 | — | — | 326 |
| Deferred income taxes | 61 | 5 | 41 | (41) | 66 |
| Prepayments and other | 41 | 60 | — | — | 101 |
| | 403 | 751 | 118 | (331) | 941 |
| Other assets: | | | | | |
| Investment in affiliated companies | 312 | — | 2,034 | (2,346) | — |
| Notes and advances receivable from affiliates | 2,510 | 12 | 3,291 | (5,813) | — |
| Long-term notes receivable, net | 31 | 9 | — | — | 40 |
| Goodwill and intangibles, net | 319 | 122 | — | — | 441 |
| Deferred income taxes | 128 | — | — | — | 128 |
| Pension assets | 8 | 20 | — | — | 28 |
| Other | 54 | 55 | 27 | — | 136 |
| | 3,362 | 218 | 5,352 | (8,159) | 773 |
| Plant, property, and equipment, at cost | 840 | 995 | — | — | 1,835 |
| Less — Reserves for depreciation and amortization | 443 | 425 | — | — | 868 |
| | 397 | 570 | — | — | 967 |
| | $4,162 | $1,539 | $5,470 | $(8,490) | $2,681 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| Current liabilities: | | | | | |
| Short-term debt (including current maturities on long-term debt) | | | | | |
| Short-term debt — non-affiliated | $ — | $ 17 | $ 174 | $ — | $ 191 |
| Short-term debt — affiliated | 150 | 60 | 10 | (220) | — |
| Trade payables | 130 | 336 | — | (65) | 401 |
| Taxes accrued | 53 | 23 | — | (41) | 35 |
| Other | 115 | 95 | 41 | (2) | 249 |
| | 448 | 531 | 225 | (328) | 876 |
| Long-term debt-non-affiliated | — | 15 | 1,309 | — | 1,324 |
| Long-term debt-affiliated | 1,870 | 3 | 3,940 | (5,813) | — |
| Deferred income taxes | 181 | 63 | (78) | — | 166 |
| Postretirement benefits and other liabilities | 163 | 59 | | 4 | 226 |
| Commitments and contingencies | | | | | |
| Minority interest | — | 15 | — | — | 15 |
| Shareholders' equity | 1,500 | 853 | 74 | (2,353) | 74 |
| | $4,162 | $1,539 | $5,470 | $(8,490) | $2,681 |

BALANCE SHEET

| | December 31, 2000 | | | | |
|---|---|---|---|---|---|
| | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Tenneco Automotive Inc. (Parent Company) | Reclass & Elims | Consolidated |
| | | | (Millions) | | |
| **ASSETS** | | | | | |
| Current assets: | | | | | |
| Cash and temporary cash investments | $ 8 | $ 27 | $ — | $ — | $ 35 |
| Receivables | 199 | 379 | 21 | (112) | 487 |
| Inventories | 158 | 264 | — | — | 422 |
| Deferred income taxes | 73 | 3 | — | — | 76 |
| Prepayments and other | 36 | 53 | — | — | 89 |
| | 474 | 726 | 21 | (112) | 1,109 |
| Other assets: | | | | | |
| Investment in affiliated companies | 324 | — | 2,306 | (2,630) | — |
| Notes and advances receivable from affiliates | 2,343 | 14 | 3,469 | (5,826) | — |
| Long-term notes receivable, net | 11 | 13 | — | — | 24 |
| Goodwill and intangibles, net | 321 | 142 | — | — | 463 |
| Deferred income taxes | 75 | 18 | 22 | (21) | 94 |
| Pension assets | 22 | 19 | — | — | 41 |
| Other | 65 | 60 | 25 | — | 150 |
| | 3,161 | 266 | 5,822 | (8,477) | 772 |
| Plant, property, and equipment, at cost | 854 | 998 | — | — | 1,852 |
| Less — Reserves for depreciation and amortization | 423 | 424 | — | — | 847 |
| | 431 | 574 | — | — | 1,005 |
| Net assets of discontinued operations | $4,066 | $1,566 | $5,843 | $(8,589) | $2,886 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| Current liabilities: | | | | | |
| Short-term debt (including current maturities on long-term debt) | | | | | |
| Short-term debt-non-affiliated | $ — | $ 28 | $ 64 | $ — | $ 92 |
| Short-term debt-affiliated | — | 1 | 10 | (11) | — |
| Trade payables | 179 | 369 | 1 | (85) | 464 |
| Taxes accrued | 26 | 12 | — | (22) | 16 |
| Other | 109 | 104 | 33 | (9) | 237 |
| | 314 | 514 | 108 | (127) | 809 |
| Long-term debt-non-affiliated | — | 20 | 1,415 | — | 1,435 |
| Long-term debt-affiliated | 1,753 | 4 | 4,069 | (5,826) | — |
| Deferred income taxes | 159 | 63 | (78) | — | 144 |
| Postretirement benefits and other liabilities | 126 | 30 | (1) | (1) | 154 |
| Commitments and contingencies | | | | | |
| Minority interest | — | 14 | — | — | 14 |
| Preferred stock with mandatory redemption provisions | — | — | — | — | — |
| Shareholders' equity | 1,714 | 921 | 330 | (2,635) | 330 |
| | $4,066 | $1,566 | $5,843 | $(8,589) | $2,886 |

STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Tenneco Automotive Inc. (Parent Company) | Reclass & Elims | Consolidated |
| | | | (Millions) | | |
| **Operating Activities** | | | | | |
| Net cash provided (used) by operating activities | $ 46 | $115 | $ (20) | $— | $ 141 |
| **Investing Activities** | | | | | |
| Net proceeds related to the sale of discontinued operations | — | — | — | — | — |
| Net proceeds from the sale of businesses and assets | 4 | 7 | — | — | 11 |
| Expenditures for plant, property, and equipment | (37) | (90) | — | — | (127) |
| Acquisitions of businesses | — | — | — | — | — |
| Expenditures for plant, property, and equipment and business acquisitions — discontinued operations | — | — | — | — | — |
| Investments and other | (8) | (2) | — | — | (10) |
| Net cash provided (used) by investing activities | (41) | (85) | — | — | (126) |
| **Financing Activities** | | | | | |
| Issuance of common and treasury shares | — | — | 10 | — | 10 |
| Purchase of common stock | — | — | — | — | — |
| Issuance of equity securities by a subsidiary | — | — | — | — | — |
| Issuance of long-term debt | — | — | | — | — |
| Retirement of long-term debt | — | (4) | (53) | — | (57) |
| Net increase (decrease) in short-term debt excluding current maturities on long-term debt | — | (7) | 56 | — | 49 |
| Intercompany dividends and net increase (decrease) in intercompany obligations | (11) | 5 | 6 | — | — |
| Dividends (common) | — | — | | — | — |
| Other | — | — | 1 | — | 1 |
| Net cash provided (used) by financing activities | (11) | (6) | 20 | — | 3 |
| Effect of foreign exchange rate changes on cash and temporary cash investments | — | — | — | — | — |
| Increase (decrease) in cash and temporary cash investments | (6) | 24 | — | — | 18 |
| Cash and temporary cash investments, January 1 | 8 | 27 | — | — | 35 |
| Cash and temporary cash investments, December 31 (Note) | $ 2 | $ 51 | $ — | $— | $ 53 |

Note: Cash and temporary cash investments include highly liquid investments with a maturity of three months or less at the date of purchase.

## STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2000 | | | | |
|---|---|---|---|---|---|
| | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Tenneco Automotive Inc. (Parent Company) | Reclass & Elims | Consolidated |
| | | | (Millions) | | |
| **Operating Activities** | | | | | |
| Net cash provided (used) by operating activities | $ 482 | $ 45 | $(293) | $— | $ 234 |
| **Investing Activities** | | | | | |
| Net proceeds related to the sale of discontinued operations | — | — | — | — | — |
| Net proceeds from the sale of businesses and assets | 5 | 21 | — | — | 26 |
| Expenditures for plant, property, and equipment | (51) | (95) | — | — | (146) |
| Acquisitions of businesses | (1) | (4) | — | — | (5) |
| Expenditures for plant, property, and equipment and business acquisitions — discontinued operations | — | — | — | — | — |
| Investments and other | (18) | (14) | — | — | (32) |
| Net cash provided (used) by investing activities | (65) | (92) | — | — | (157) |
| **Financing Activities** | | | | | |
| Issuance of common and treasury shares | — | — | 17 | — | 17 |
| Purchase of common stock | — | — | — | — | — |
| Issuance of equity securities by a subsidiary | — | 1 | — | — | 1 |
| Issuance of long-term debt | — | 1 | — | — | 1 |
| Retirement of long-term debt | (1) | (3) | (103) | — | (107) |
| Net increase (decrease) in short-term debt excluding current maturities on long-term debt | — | (28) | 12 | — | (16) |
| Intercompany dividends and net increase (decrease) in intercompany obligations | (425) | 50 | 375 | — | — |
| Dividends (common) | — | — | (7) | — | (7) |
| Other | (11) | — | (1) | — | (12) |
| Net cash provided (used) by financing activities | (437) | 21 | 293 | — | (123) |
| Effect of foreign exchange rate changes on cash and temporary cash investments | — | (3) | — | — | (3) |
| Increase (decrease) in cash and temporary cash investments | (20) | (29) | — | — | (49) |
| Cash and temporary cash investments, January 1 | 28 | 56 | — | — | 84 |
| Cash and temporary cash investments, December 31 (Note) | $ 8 | $ 27 | $ — | $— | $ 35 |

Note: Cash and temporary cash investments include highly liquid investments with a maturity of three months or less at the date of purchase.

## STATEMENT OF CASH FLOWS

| | Year Ended December 31, 1999 | | | | |
|---|---|---|---|---|---|
| | Guarantor Subsidiaries | Nonguarantor Subsidiaries | Tenneco Automotive Inc. (Parent Company) | Reclass & Elims | Consolidated |
| | | | (Millions) | | |
| **Operating Activities** | | | | | |
| Net cash provided (used) by operating activities | $ (92) | $ (25) | $ (115) | $(22) | $ (254) |
| **Investing Activities** | | | | | |
| Net proceeds related to the sale of discontinued operations | — | 303 | — | — | 303 |
| Net proceeds from sale of businesses and assets | 6 | 2 | — | — | 8 |
| Expenditures for plant, property, and equipment | (51) | (103) | — | — | (154) |
| Acquisitions of businesses | (2) | (34) | — | — | (36) |
| Expenditures for plant, property, and equipment and business acquisitions — discontinued operations | — | (1,264) | — | — | (1,264) |
| Investments and other | (8) | (37) | — | — | (45) |
| Net cash provided (used) by investing activities | (55) | (1,133) | — | — | (1,188) |
| **Financing Activities** | | | | | |
| Issuance of common and treasury shares | — | — | 41 | — | 41 |
| Purchase of common stock | — | — | (4) | — | (4) |
| Redemption of equity securities by a subsidiary | (408) | — | — | — | (408) |
| Issuance of long-term debt | — | 2,200 | 1,521 | — | 3,721 |
| Retirement of long-term debt | (1) | (35) | (1,374) | — | (1,410) |
| Net increase (decrease) in short-term debt excluding current maturities on long-term debt | (25) | 392 | (661) | — | (294) |
| Intercompany dividends and net increase (decrease) in intercompany obligations | 630 | (1,370) | 740 | — | — |
| Dividends (common) | (22) | — | (151) | 22 | (151) |
| Net cash provided (used) by financing activities | 174 | 1,187 | 112 | 22 | 1,495 |
| Effect of foreign exchange rate changes on cash and temporary cash investments | — | 2 | — | — | 2 |
| Increase (decrease) in cash and temporary cash investments | 27 | 31 | (3) | — | 55 |
| Cash and temporary cash investments, January 1 | 1 | 25 | 3 | — | 29 |
| Cash and temporary cash investments, December 31 (Note) | $ 28 | $ 56 | $ — | $ — | $ 84 |

Note: Cash and temporary cash investments include highly liquid investments with a maturity of three months at the date of purchase.

## 13. Quarterly Financial Data (Unaudited)

| Quarter | Net Sales and Operating Revenues | Income (Loss) Before Interest Expense, Income Taxes and Minority Interest | Income (Loss) from Continuing Operations | Income (Loss) from Discontinued Operations | Income (Loss) Before Extraordinary Loss | Extraordinary Loss | Income (Loss) Before Cumulative Effect of Change in Accounting Principle | Cumulative Effect of Change in Accounting Principle | Net Income (Loss) |
|---|---|---|---|---|---|---|---|---|---|
| | (Millions) | | | | | | | | |
| 2001 | | | | | | | | | |
| 1st | $ 864 | $ 6 | $ (31) | $ — | $ (31) | $ — | $ (31) | $ — | $ (31) |
| 2nd | 925 | 47 | 2 | — | 2 | — | 2 | — | 2 |
| 3rd | 817 | 37 | (2) | — | (2) | — | (2) | — | (2) |
| 4th | 758 | 2 | (99) | — | (99) | — | (99) | — | (99) |
| | $3,364 | $ 92 | $(130) | $ — | $(130) | $ — | $(130) | $ — | $(130) |
| 2000 | | | | | | | | | |
| 1st | $ 878 | $ 47 | $ 1 | $ — | $ 1 | $ — | $ 1 | $ — | $ 1 |
| 2nd | 942 | 68 | 15 | — | 15 | — | 15 | — | 15 |
| 3rd | 865 | 47 | 6 | — | 6 | (1) | 5 | — | 5 |
| 4th | 843 | (42) | (63) | — | (63) | — | (63) | — | (63) |
| | $3,528 | $120 | $ (41) | $ — | $ (41) | $ (1) | $ (42) | $ — | $ (42) |

| Quarter | Basic Earnings (Loss) per Share of Common Stock: From Continuing Operations | From Discontinued Operations | Before Extraordinary Loss | Extraordinary Loss | Before Cumulative Effect of Change in Accounting Principle | Cumulative Effect of Change in Accounting Principle | Net Income (Loss) |
|---|---|---|---|---|---|---|---|
| 2001 | | | | | | | |
| 1st | $ (.84) | $ — | $ (.84) | $ — | $ (.84) | $ — | $ (.84) |
| 2nd | .06 | — | .06 | — | .06 | — | .06 |
| 3rd | (.06) | — | (.06) | — | (.06) | — | (.06) |
| 4th | (2.53) | — | (2.53) | — | (2.53) | — | (2.53) |
| | $(3.43) | $ — | $(3.43) | $ — | $(3.43) | $ — | $(3.43) |
| 2000 | | | | | | | |
| 1st | $ .03 | $ — | $ .03 | $ — | $ .03 | $ — | $ .03 |
| 2nd | .42 | — | .42 | — | .42 | — | .42 |
| 3rd | .17 | — | .17 | (.01) | .16 | — | .16 |
| 4th | (1.74) | — | (1.74) | — | (1.74) | — | (1.74) |
| | $(1.18) | $ — | $(1.18) | $(.02) | $(1.20) | $ — | $(1.20) |

| | Diluted Earnings (Loss) per Share of Common Stock | | | | | | |
|---|---|---|---|---|---|---|---|
| Quarter | From Continuing Operations | From Discontinued Operations | Before Extraordinary Loss | Extraordinary Loss | Before Cumulative Effect of Change in Accounting Principle | Cumulative Effect of Change in Accounting Principle | Net Income (Loss) |
| 2001 | | | | | | | |
| 1st ...... | $ (.84) | $ — | $ (.84) | $ — | $ (.84) | $ — | $ (.84) |
| 2nd ..... | .06 | — | .06 | — | .06 | — | .06 |
| 3rd...... | (.06) | — | (.06) | — | (.06) | — | (.06) |
| 4th...... | (2.53) | — | (2.53) | — | (2.53) | — | (2.53) |
| | $(3.43) | $ — | $(3.43) | $ — | $(3.43) | $ — | $ (3.43) |
| 2000 | | | | | | | |
| 1st ...... | $ .03 | $ — | $ .03 | $ — | $ .03 | $ — | $ .03 |
| 2nd ..... | .42 | — | .42 | — | .42 | — | .42 |
| 3rd...... | .16 | — | .16 | (.01) | .15 | — | .15 |
| 4th...... | (1.74) | — | (1.74) | — | (1.74) | — | (1.74) |
| | $(1.18) | $ — | $(1.18) | $(.02) | $(1.20) | $ — | $ (1.20) |

Note: You should read Notes 1, 2, 3 and 7 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for items affecting quarterly results. The sum of the quarters may not equal the total of the respective year's earnings per share on either a basic or diluted basis due to changes in the weighted average shares outstanding throughout the year.

(The preceding notes are an integral part of the foregoing financial statements.)

## TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Millions)

| Column A | Column B | Column C | | Column D | Column E |
|---|---|---|---|---|---|
| | | Additions | | | |
| Description | Balance at Beginning of Year | Charged to Costs and Expenses | Charged to Other Accounts | Deductions | Balance at End of Year |
| Allowance for Doubtful Accounts and Notes Deducted from Assets to Which it Applies: | | | | | |
| Year Ended December 31, 2001 | $24 | $12 | — | $ 7 | $29 |
| Year Ended December 31, 2000 | $29 | $ 3 | $— | $ 8 | $24 |
| Year Ended December 31, 1999 | $39 | $21 | $(2) | $29 | $29 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The section entitled "Election of Directors" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2002 is incorporated herein by reference. In addition, Item 4.1 of this Annual Report on Form 10-K, which appears at the end of Part I, is incorporated herein by reference.

### ITEM 11. EXECUTIVE COMPENSATION.

The sections entitled "Executive Compensation," and "Election of Directors — Compensation of Directors" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2002 are incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The section entitled "Ownership of Common Stock" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2002 is incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The section entitled "Election of Directors — Transactions with Management and Others" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2002 is incorporated herein by reference.

## PART IV

## ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

### FINANCIAL STATEMENTS INCLUDED IN ITEM 8

See "Index to Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries" set forth in Item 8, "Financial Statements and Supplementary Data" for a list of financial statements filed as part of this Report.

### INDEX TO SCHEDULE INCLUDED IN ITEM 8



### SCHEDULES OMITTED AS NOT REQUIRED OR INAPPLICABLE

Schedule I — Condensed financial information of registrant
Schedule III — Real estate and accumulated depreciation
Schedule IV — Mortgage loans on real estate
Schedule V — Supplemental information concerning property — casualty insurance operations

### REPORTS ON FORM 8-K

We filed the following Current Report on Form 8-K during the quarter ended December 31, 2001:

- Current Report on Form 8-K dated October 24, 2001, including pursuant to Item 5 certain information regarding our results of operations for the third quarter of 2001.

## EXHIBITS

The following exhibits are filed with this Annual Report on Form 10-K for the fiscal year ended December 31, 2001, or incorporated herein by reference (exhibits designated by an asterisk are filed with the Report; all other exhibits are incorporated by reference):

## INDEX TO EXHIBITS

| Exhibit Number | | Description |
|---|---|---|
| 2 | — | None. |
| 3.1(a) | — | Restated Certificate of Incorporation of the registrant dated December 11, 1996 (incorporated herein by reference from Exhibit 3.1(a) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387). |
| 3.1(b) | — | Certificate of Amendment, dated December 11, 1996 (incorporated herein by reference from Exhibit 3.1(c) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387). |
| 3.1(c) | — | Certificate of Ownership and Merger, dated July 8, 1997 (incorporated herein by reference from Exhibit 3.1(d) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387). |
| 3.1(d) | — | Certificate of Designation of Series B Junior Participating Preferred Stock dated September 9, 1998 (incorporated herein by reference from Exhibit 3.1(d) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 1-12387). |
| 3.1(e) | — | Certificate of Elimination of the Series A Participating Junior Preferred Stock of the registrant dated September 11, 1998 (incorporated herein by reference from Exhibit 3.1(e) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 1-12387). |
| 3.1(f) | — | Certificate of Amendment to Restated Certificate of Incorporation of the registrant dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(f) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387). |
| 3.1(g) | — | Certificate of Amendment to Restated Certificate of Incorporation of the registrant dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(g) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387). |
| 3.1(h) | — | Certificate of Ownership and Merger merging Tenneco Automotive Merger Sub Inc. with and into the registrant, dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(h) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387). |
| 3.1(i) | — | Certificate of Amendment to Restated Certificate of Incorporation of the registrant dated May 9, 2000 (incorporated herein by reference from Exhibit 3.1(i) of the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 1-12387). |
| 3.2(a) | — | By-laws of the registrant, as amended March 14, 2000 (incorporated herein by reference from Exhibit 3.2(a) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-12387). |
| 3.3 | — | Certificate of Incorporation of Tenneco Global Holdings Inc. ("Global"), as amended (incorporated herein by reference to Exhibit 3.3 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 3.4 | — | By-laws of Global (incorporated herein by reference to Exhibit 3.4 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 3.5 | — | Certificate of Incorporation of TMC Texas Inc. ("TMC") (incorporated herein by reference to Exhibit 3.5 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |

| Exhibit Number | | Description |
|---|---|---|
| 3.6 | — | By-laws of TMC (incorporated herein by reference to Exhibit 3.6 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 3.7 | — | Amended and Restate Certificate of Incorporation of Tenneco International Holding Corp. ("TIHC") (incorporated herein by reference to Exhibit 3.7 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 3.8 | — | Amended and Restated By-laws of TIHC (incorporated herein by reference to Exhibit 3.8 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 3.9 | — | Certificate of Incorporation of Clevite Industries Inc. ("Clevite"), as amended (incorporated herein by reference to Exhibit 3.9 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 3.10 | — | By-laws of Clevite (incorporated herein by reference to Exhibit 3.10 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 3.11 | — | Amended and Restated Certificate of Incorporation of the Pullman Company ("Pullman") (incorporated herein by reference to Exhibit 3.11 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 3.12 | — | By-laws of Pullman (incorporated herein by reference to Exhibit 3.12 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 3.13 | — | Certificate of Incorporation of Tenneco Automotive Operating Company Inc. ("Operating") (incorporated herein by reference to Exhibit 3.13 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 3.14 | — | By-laws of Operating (incorporated herein by reference to Exhibit 3.14 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |
| 4.1(a) | — | Rights Agreement dated as of September 8, 1998, by and between the registrant and First Chicago Trust Company of New York, as Rights Agent (incorporated herein by reference from Exhibit 4.1 of the registrant's Current Report on Form 8-K dated September 24, 1998, File No. 1-12387). |
| 4.1(b) | — | Amendment No. 1 to Rights Agreement, dated March 14, 2000, by and between the registrant and First Chicago Trust Company of New York, as Rights Agent (incorporated herein by reference from Exhibit 4.4(b) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-12387). |
| 4.1(c) | — | Amendment No. 2 to Rights Agreement, dated February 5, 2001, by and between the registrant and First Union National Bank, as Rights Agent (incorporated herein by reference from Exhibit 4.4(b) of the registrant's Post-Effective Amendment No. 3, dated February 26, 2001, to its Registration Statement on Form 8-A dated September 17, 1998.) |
| 4.2(a) | — | Indenture, dated as of November 1, 1996, between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.1 of the registrant's Registration Statement on Form S-4, Registration No. 333-14003). |
| 4.2(b) | — | First Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(b) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |
| 4.2(c) | — | Second Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(c) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |

| Exhibit Number | | Description |
|---|---|---|
| 4.2(d) | — | Third Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(d) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |
| 4.2(e) | — | Fourth Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(e) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |
| 4.2(f) | — | Fifth Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(f) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |
| 4.2(g) | — | Eighth Supplemental Indenture, dated as of April 28, 1997, to Indenture, dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.1 of the registrant's Current Report on Form 8-K dated April 23, 1997, File No. 1-12387). |
| 4.2(h) | — | Ninth Supplemental Indenture, dated as of April 28, 1997, to Indenture, dated as of November 1, 1996, between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.2 of the registrant's Current Report on Form 8-K dated April 23, 1997, File No. 1-12387). |
| 4.2(i) | — | Tenth Supplemental Indenture, dated as of July 16, 1997, to Indenture, dated as of November 1, 1996, between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.1 of the registrant's Current Report on Form 8-K dated June 11, 1997, File No. 1-12387). |
| 4.2(j) | — | Eleventh Supplemental Indenture, dated October 21, 1999, to Indenture dated November 1, 1996 between The Chase Manhattan Bank, as Trustee, and the registrant (incorporated herein by reference from Exhibit 4.2(l) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387). |
| 4.3 | — | Specimen stock certificate for Tenneco Automotive Inc. common stock (incorporated herein by reference from Exhibit 4.3 of the registrant's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-12387) |
| 4.4(a) | — | Indenture dated October 14, 1999 by and between the registrant and The Bank of New York, as trustee (incorporated herein by reference from Exhibit 4.4(a) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387). |
| 4.4(b) | — | Supplemental Indenture dated November 4, 1999 among Tenneco Automotive Operating Subsidiary Inc. (formerly Tenneco Automotive Inc.), Tenneco International Holding Corp., Tenneco Global Holdings Inc., the Pullman Company, Clevite Industries Inc. and TMC Texas Inc. in favor of The Bank of New York, as trustee (incorporated herein by reference from Exhibit 4.4(b) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387). |
| 4.4(c) | — | Subsidiary Guarantee dated as of October 14, 1999 from Tenneco Automotive Operating Subsidiary Inc. (formerly Tenneco Automotive Inc.), Tenneco International Holding Corp., Tenneco Global Holdings Inc., the Pullman Company, Clevite Industries Inc. and TMC Texas Inc. in favor of The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.4(c) to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |

| Exhibit Number | | Description |
|---|---|---|
| 4.5(a) | — | Credit Agreement, dated as of September 30, 1999, among the registrant, the Lenders named therein, Commerzbank and Bank of America, N.A., Citicorp USA, Inc. and The Chase Manhattan Bank (incorporated herein by reference from Exhibit 4.5(a) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387). |
| 4.5(b) | — | First Amendment to the Credit Agreement, dated October 20, 2000, among the registrant, The Chase Manhattan Bank and Citicorp USA, Inc. (incorporated herein by reference from Exhibit 4.1 to the registrant's Current Report on Form 8-K dated October 24, 2000, File No. 1-12387). |
| 4.6(c) | — | Second Amendment to Credit Agreement, dated March 22, 2001, among the registrant, the lenders party thereto and The Chase Manhattan Bank (incorporated by reference from Exhibit 4.1 to the registrant's Current Report on Form 8-K dated March 22, 2001, File No. 1-12387). |
| 4.6(d) | — | Third Amendment to Credit Agreement, dated March 13, 2002, among the registrant, JPMorgan Chase Bank as administrative agent and the lenders named therein. (incorporated by reference from Exhibit 4.1 of the registrant's Current Report on Form 8-K dated March 13, 2002, File No. 1-2387). |
| 9 | — | None. |
| 10.1 | — | Distribution Agreement, dated November 1, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 2 of the registrant's Form 10, File No. 1-12387). |
| 10.2 | — | Amendment No. 1 to Distribution Agreement, dated as of December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.2 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |
| 10.3 | — | Debt and Cash Allocation Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.3 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |
| 10.4 | — | Benefits Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.4 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |
| 10.5 | — | Insurance Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.5 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |
| 10.6 | — | Tax Sharing Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), Newport News Shipbuilding Inc., the registrant, and El Paso Natural Gas Company (incorporated herein by reference from Exhibit 10.6 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |
| 10.7 | — | First Amendment to Tax Sharing Agreement, dated as of December 11, 1996, among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, El Paso Natural Gas Company and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387). |

| Exhibit Number | | Description |
|---|---|---|
| 10.8 | — | Tenneco Automotive Inc. Executive Incentive Compensation Plan (incorporated herein by reference from Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).[1] |
| 10.9 | — | Tenneco Automotive Inc. Change of Control Severance Benefits Plan for Key Executives (incorporated herein by reference from Exhibit 10.13 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).[1] |
| 10.10 | — | Tenneco Automotive Inc. Stock Ownership Plan (incorporated herein by reference from Exhibit 10.10 of the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).[1] |
| 10.11 | — | Tenneco Automotive Inc. Key Executive Pension Plan (incorporated herein by reference from Exhibit 10.11 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).[1] |
| 10.12 | — | Tenneco Automotive Inc. Deferred Compensation Plan (incorporated herein by reference from Exhibit 10.12 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).[1] |
| 10.13 | — | Tenneco Automotive Inc. Supplemental Executive Retirement Plan (incorporated herein by reference from Exhibit 10.13 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).[1] |
| 10.14 | — | Release Agreement dated as of October 18, 1999 by and between Dana G. Mead and Tenneco Management Company and Modification of Release Agreement dated as of October 18, 1999 among Dana G. Mead, Tenneco Automotive Inc. and Tenneco Management Company (incorporated herein by reference from Exhibit 10.18 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).[1] |
| 10.15 | — | Release Agreement dated as of September 17, 1999 by and between Robert T. Blakely and Tenneco Management Company and Modification of Release Agreement dated as of September 17, 1999 among Robert T. Blakely, Tenneco Automotive Inc. and Tenneco Management Company (incorporated herein by reference from Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-12387).[1] |
| 10.16 | — | Distribution Agreement by and between the registrant and Tenneco Packaging Inc. dated November 3, 1999 (incorporated herein by reference to Exhibit 2 to the registrant's Current Report on Form 8-K dated November 4, 1999, File No. 1-12387). |
| 10.17 | — | Human Resources Agreement by and between Tenneco Automotive Inc. and Tenneco Packaging Inc. dated November 4, 1999 (incorporated herein by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K dated November 4, 1999, File No. 1-12387). |
| 10.18 | — | Tax Sharing Agreement by and between Tenneco Automotive Inc. and Tenneco Packaging Inc. dated November 3, 1999 (incorporated herein by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K dated November 4, 1999, File No. 1-12387). |
| 10.19 | — | Amended and Restated Transition Services Agreement by and between Tenneco Automotive Inc. and Tenneco Packaging Inc. dated as of November 4, 1999 (incorporated herein by reference from Exhibit 10.21 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387). |
| 10.20 | — | Assumption Agreement among Tenneco Automotive Operating Company Inc., Tenneco International Holding Corp., Tenneco Global Holdings Inc., The Pullman Company, Clevite Industries Inc., TMC Texas Inc., Salomon Smith Barney Inc. and the other Initial Purchasers listed in the Purchase Agreement dated as of November 4, 1999 (incorporated herein by reference from Exhibit 10.24 of the registrant's Registration Statement on Form S-4, Reg. No. 333-93757). |

| Exhibit Number | | Description |
|---|---|---|
| 10.21 | — | Amendment No. 1 to Change in Control Severance Benefits Plan for Key Executives (incorporated herein by reference from Exhibit 10.23 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).(1) |
| 10.22 | — | Letter Agreement dated July 27, 2000 between the registrant and Mark P. Frissora (incorporated herein by reference from Exhibit 10.24 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).(1) |
| 10.23 | — | Letter Agreement dated July 27, 2000 between the registrant and Mark A. McCollum (incorporated herein by reference from Exhibit 10.25 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).(1) |
| 10.24 | — | Letter Agreement dated July 27, 2000 between the registrant and Richard P. Schneider (incorporated herein by reference from Exhibit 10.26 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).(1) |
| 10.25 | — | Letter Agreement dated July 27, 2000 between the registrant and Timothy R. Donovan (incorporated herein by reference from Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-12387).(1) |
| 10.26 | — | Form of Indemnity Agreement entered into between the registrant and the following directors of the registrant: Paul Stecko, M. Kathryn Eickhoff and Dennis Severance (incorporated herein by reference from Exhibit 10.29 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, File No. 1-12387). |
| 10.27 | — | Mark P. Frissora Special Appendix under Tenneco Automotive Inc. Supplemental Executive Retirement Plan (incorporated herein by reference from Exhibit 10.30 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-12387).(1) |
| *10.28 | — | Letter Agreement dated as of June 1, 2001 between the registrant and Hari Nair.(1) |
| 11 | — | None. |
| *12 | — | Statement of Ratio of Earnings to Fixed Charges—December 31, 2001, 2000, 1999, 1998 and 1997. |
| 13 | — | None. |
| 16 | — | None. |
| 18 | — | None. |
| *21 | — | List of subsidiaries of the registrant. |
| 22 | — | None. |
| *23 | — | Consent of Arthur Andersen LLP. |
| *24 | — | Power of Attorney of Mark P. Frissora, Mark A. McCollum, Kenneth R. Trammell, Sir David Plastow, M. Kathryn Eickhoff, Roger B. Porter, Paul T. Stecko, David B. Price, Jr., Frank E. Macher and Dennis G. Severance. |
| 99 | — | None. |

(1) Indicates a management contract or compensatory plan or arrangement.

* Filed herewith.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENNECO AUTOMOTIVE INC.

By /s/ MARK P. FRISSORA*
Mark P. Frissora
Chairman and Chief Executive Officer

Date: March 14, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed by the following persons in the capacities indicated on March 14, 2002.

| Signature | Title |
|---|---|
| /s/ MARK P. FRISSORA*<br>Mark P. Frissora | Chairman, President and Chief Executive Officer and Director (principal executive officer) |
| /s/ MARK A. MCCOLLUM*<br>Mark A. McCollum | Senior Vice President and Chief Financial Officer (principal financial officer) |
| /s/ KENNETH R. TRAMMELL*<br>Kenneth R. Trammell | Vice President and Controller (principal accounting officer) |
| /s/ SIR DAVID PLASTOW*<br>Sir David Plastow | Director |
| /s/ M. KATHRYN EICKHOFF*<br>M. Kathryn Eickhoff | Director |
| /s/ ROGER B. PORTER*<br>Roger B. Porter | Director |
| /s/ PAUL T. STECKO*<br>Paul T. Stecko | Director |
| /s/ DAVID B. PRICE, JR.*<br>David B. Price, Jr. | Director |
| /s/ FRANK E. MACHER*<br>Frank E. Macher | Director |
| /s/. DENNIS G. SEVERANCE*<br>Dennis G. Severance | Director |

*By: /s/ TIMOTHY R. DONOVAN
Timothy R. Donovan
Attorney in fact

EXHIBIT 12

# TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

## COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| Income (loss) from continuing operations | $(130) | $(41) | $ (63) | $ 116 | $ 234 |
| Add: | | | | | |
| Interest | 170 | 186 | 106 | 69 | 58 |
| Portion of rentals representative of interest factor | 10 | 13 | 11 | 10 | 10 |
| Preferred stock dividend requirements of majority-owned subsidiaries | — | — | 22 | 27 | 21 |
| Income tax expense and other taxes on income | 51 | (27) | 82 | 13 | 80 |
| Amortization of interest capitalized | 1 | — | — | — | — |
| Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned | 1 | — | — | — | — |
| Earnings as defined | $ 103 | $131 | $ 158 | $ 235 | $ 403 |
| Interest | $ 170 | $186 | $ 106 | $ 69 | $ 58 |
| Interest capitalized | 3 | 6 | — | — | — |
| Portion of rentals representative of interest factor | 10 | 13 | 11 | 10 | 10 |
| Preferred stock dividend requirements of majority-owned subsidiaries on a pre-tax basis | — | — | 35 | 30 | 16 |
| Fixed charges as defined | $ 183 | $205 | $ 152 | $ 109 | $ 84 |
| Ratio of earnings to fixed charges | .56 | .64 | 1.04 | 2.16 | 4.80 |

Note: For the year ended December 31, 2001, earnings were inadequate to cover fixed charges by $81 million.

# Investor Information

## Corporate Headquarters

Tenneco Automotive Inc.
500 North Field Drive
Lake Forest, Illinois 60045
847.482.5000

## Web Site

www.tenneco-automotive.com

## Corporate Information

Individuals interested in receiving the company's latest quarterly earnings press release or other company literature should write the Investor Relations Department at the corporate headquarters address or call 847.482.5042.

Information about Tenneco Automotive is also available on the company's web site.

## Stock Listings

Tenneco Automotive's common stock is listed under the ticker symbol TEN.

TEN is traded primarily on the New York Stock Exchange and also on the following exchanges: Chicago, Pacific and London.

As of February 15, 2002, there were approximately 42,219 holders of record of the company's common stock, par value $0.01 per share.

## Investor Inquiries

Securities analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact the Investor Relations Department at 847.482.5042.

## Stockholder Inquiries

For stockholder services such as exchange of certificates, issuance of certificates, lost certificates, change of address, change in registered ownership or share balance, write, call or e-mail the company's transfer agent:

First Union National Bank
Shareholder Customer Service
1525 West W.T. Harris Blvd., 3C3
Charlotte, NC 28288-1153
866.839.3259 Toll Free
704.427.2602

www.firstunion.com/corptrust
Click on "FirstLink Account Access";
click on "Equity"

## Dividends

The Board of Directors of Tenneco Automotive eliminated its quarterly common stock dividend on January 9, 2001. Prior to that, the company had paid a $0.05 per share of common stock dividend in each of the four quarters of 2000. The company expects that for the foreseeable future it will follow a policy of retaining earnings in order to finance the continued development of its business. Additional information on the company's dividend policy and restrictions on the payment of dividends can be found in Management's Discussion and Analysis in the Annual Report on Form 10-K for the year ended December 31, 2001.

## Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. Central Time on May 14, 2002, at The Peabody Hotel, 149 Union Avenue, Memphis, Tennessee.

## Stock Price Data

| | Sale Prices | |
|---|---|---|
| | High | Low |
| **2001** | | |
| 1st quarter | $ 4.25 | $2.62 |
| 2nd quarter | 4.49 | 2.40 |
| 3rd quarter | 5.45 | 1.86 |
| 4th quarter | 2.30 | 1.35 |
| **2000** | | |
| 1st quarter | $11.50 | $7.00 |
| 2nd quarter | 9.50 | 5.25 |
| 3rd quarter | 7.62 | 4.81 |
| 4th quarter | 5.31 | 2.50 |

TENNECO
Automotive

500 North Field Drive
Lake Forest, Illinois 60045
847.482.5000
www.tenneco-automotive.com
NYSE: TEN